Information Statement

International Finance Corporation

International Finance Corporation ("IFC" or "the Corporation") intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness ("Securities"), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such issuance or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A-Summary of significant accounting and related polices, translation of currencies, and (2) all information is given as of June 30, 2009.

AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC's principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC's consolidated financial statements and other information filed with the U.S. Securities and Exchange Commission (the "Commission") may also be inspected at the offices of the Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

December 1, 2009

SUMMARY INFORMATION

Except as otherwise indicated, all data are as of June 30, 2009.

International Finance Corporation ("IFC") is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development ("IBRD" or the "World Bank"), the International Development Association ("IDA"), the Multilateral Investment Guarantee Agency ("MIGA"), and the International Centre for Settlement of Investment Disputes ("ICSID"). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. The obligations of IFC are not obligations of, or guaranteed by, IBRD or any government.

IFC is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2009, IFC's entire share capital was held by 182 member countries. As of June 30, 2009, member countries of the Organization for Economic Cooperation and Development ("OECD") held 70.17% of the voting power of IFC. The five largest of IFC's 182 shareholders are the United States (23.59% of the total voting power), Japan (5.86%), Germany (5.35%), United Kingdom (5.02%), and France (5.02%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments and investments in debt securities. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its profitability.

Basis of Preparation of IFC's Consolidated Financial Statements. The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States ("US GAAP"). Up to and including the year ended June 30, 1999, IFC prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards ("IFRS"). However, principally due to material differences between US Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (collectively "SFAS No. 133"), and its counterpart in IFRS, International Accounting Standards No. 39, *Financial Instruments Recognition and Measurement*, it has not been possible for IFC to satisfy the requirements of both US GAAP and IFRS via one set of financial statements since the year ended June 30, 2000. IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its consolidated financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC will present its consolidated financial statements for the year ending June 30, 2010 ("FY10") in accordance with US GAAP. IFC continues to plan to transition from US GAAP to IFRS and will continue to re-evaluate the timetable for this transition during FY10. During the year ended June 30, 2009 ("FY09"), IFC has continued to use accounting pronouncements that expand the use of fair values in its FY09 consolidated financial statements, broadly consistent with its planned overall approach to the transition to IFRS. These accounting policies are discussed in more detail in Note A to IFC's FY09 consolidated financial statements.

Investment Products. As of June 30, 2009, IFC's disbursed loan, equity, and debt securities investment portfolio ("disbursed investment portfolio") amounted to United States dollars ("US dollars" or "$") 22.4 billion. Loans represented 75%, equity investments 18%, and debt securities 7% of the disbursed investment portfolio. The disbursed investment portfolio is diversified by country, region, industry, sector, and project type. Credit risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC's disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth. IFC applies stringent lending and investment criteria; projects are appraised on their technical, managerial, financial, and economic merits. Generally, IFC loans are priced on a market basis and equity and debt security investment decisions are similarly made based on risk-reward considerations.

Liquid Assets. As of June 30, 2009, the fair value of IFC's liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $17.9 billion, up from $14.6 billion at June 30, 2008. IFC's liquid assets plus undrawn borrowings from IBRD are sufficient to cover all of IFC's undisbursed loan and equity commitments. Beginning June 30, 2007, IFC's liquidity policy was revised so that IFC is to maintain a minimum level of liquidity, consisting of proceeds from external funding, to cover at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products. IFC's liquid assets comprise high quality fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include mortgage-and asset-backed securities, time deposits and other unconditional obligations of banks and financial institutions. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

Borrowings. IFC raises virtually all of the funds for its lending, equity and debt security investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. As of June 30, 2009, IFC's outstanding borrowings, including fair value adjustments, totaled $25.7 billion, including $0.1 billion from IBRD. In addition, IFC undertakes a substantial volume of currency swap and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

Enterprise Risk Management. In executing its sustainable private sector development business, IFC assumes various kinds of risks. IFC's management has defined a comprehensive enterprise risk management framework, within which it recognizes six main risk groupings: strategic and reputational risk, credit risk, financial risk, operational risk, environmental and social risk, and legal risk. Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, IFC has adopted several key financial and exposure policies and a number of prudential policies.

Net Worth. As of June 30, 2009, IFC's net worth (presented as "Total Capital" in IFCs consolidated financial statements) amounted to $16.1 billion, including $13.0 billion in retained earnings, of which $0.8 billion has been designated for specific purposes. IFC must maintain at all times a level of capital (paid-in capital, retained earnings and general loan loss reserves) equal to at least 30% of risk-weighted assets. As of June 30, 2009, the capital adequacy ratio was 44%. The ratio at June 30, 2009 does not include the impact of designations of retained earnings and reallocations of unutilized balances of prior year designations related to FY09, which were approved by the Board of Directors (the "Board of Directors" or the "Board") on August 5, 2009 and was noted with approval by the Board of Governors on October 7, 2009. Under IFC's Articles of Agreement, so long as IFC has outstanding indebtedness to IBRD, IFC's leverage, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2009, this ratio was 2.1 to 1.

The above information is supplemented and qualified by the additional information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

SELECTED FINANCIAL DATA

The consolidated balance sheet and consolidated income statement data presented below have been derived from consolidated financial statements for FY09, the years ended June 30, 2008 ("FY08"), June 30, 2007 ("FY07"), June 30, 2006 ("FY06"), and June 30, 2005 ("FY05"). Certain amounts have been reclassified so as to conform with the current year presentation. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto as well as other financial information included elsewhere herein. Except as otherwise indicated, all amounts are expressed in millions of US dollars.

	As of and For The Years Ended June 30				
	2009	2008	2007	2006	2005
Net income highlights:					
Income from loans and guarantees	871	1,065	1,062	804	660
(Provision) release of provision for losses on loans & guarantees	(438)	(38)	43	(15)	261
(Loss) income from equity investments	(42)	1,688	2,292	1,224	1,365
Of which:					
Realized capital gains on equity sales	1,004	1,396	1,941	928	723
Dividends and profit participations	311	428	385	323	258
Unrealized (losses) gains on equity investments	(299)	12	—	—	—
Equity investment impairment write-downs	(1,058)	(140)	(40)	(57)	(62)
Other, net	—	(8)	6	30	255
Income from debt securities	71	163	27	7	—
Income from liquid asset trading activities	474	473	618	444	358
Charges on borrowings	(488)	(782)	(801)	(603)	(309)
Other income	153	113	99	109	86
Other expenses	(629)	(555)	(500)	(477)	(423)
Foreign currency transaction gains (losses) on non-trading activities	10	(39)	(5)	6	(7)
Expenditures for advisory services	(129)	(123)	(96)	(55)	(38)
Expenditures for PBG and IFC SME Ventures for IDA countries	(6)	(27)	—	(35)	—
(Loss) income before net gains (losses) on other non-trading financial instruments accounted for at fair value and grants to IDA	(153)	1,938	2,739	1,409	1,953
Net gains (losses) on other non-trading financial instruments	452	109	(99)	(145)	61
Income before grants to IDA	299	2,047	2,640	1,264	2,014
Grants to IDA	(450)	(500)	(150)	—	—
Net (loss) income	(151)	1,547	2,490	1,264	2,014
Consolidated balance sheet highlights:					
Total assets	51,483	49,471	40,599	38,547	39,583
Liquid assets, net of associated derivatives	17,864	14,622	13,269	12,730	13,325
Loans, equity investments, and debt securities, net	22,214	23,319	15,796	12,787	11,489
Borrowings drawn-down and outstanding, including fair value adjustments	25,711	20,261	15,879	14,967	15,359
Total capital	16,122	18,261	14,017	11,141	9,821
Of which:					
Undesignated retained earnings	12,251	12,366	10,604	7,868	6,894
Designated retained earnings	791	826	606	852	562
Capital stock	2,369	2,366	2,365	2,364	2,364
Accumulated other comprehensive income	711	2,703	442	57	1
Financial ratios:[1]					
Return on average assets[2]	(0.3)%	3.4%	6.3%	3.2%	5.6%
Return on average capital[3]	(0.9)%	9.6%	19.8%	12.1%	22.9%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements[4]	75%	62%	85%	112%	142%
External funding liquidity level[4]	163%	96%	95%	N/A	N/A
Debt to equity ratio[5]	2.1:1	1.6:1	1.4:1	1.6:1	1.9:1
Capital to risk-weighted assets ratio[6]	44%	48%	57%	54%	50%
Total reserve against losses on loans to total disbursed loan portfolio[7]	7.4%	5.5%	6.5%	8.3%	9.9%

1. Certain financial ratios are calculated excluding the effects of net gains and losses on other non-trading financial instruments and accumulated other comprehensive income.
2. Return on average assets is defined as net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
3. Return on average capital is defined as net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
4. Beginning June 30, 2007, IFC's liquidity policy was revised so that IFC is to maintain a minimum level of liquidity, consisting of proceeds from external funding to cover at least 65% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
5. Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus undesignated retained earnings (less cumulative unrealized gains and losses on loans, equity investments, and other non-trading financial instruments accounted for at fair value in net income) at the end of the fiscal year.
6. Capital to risk-weighted assets ratio is defined as the ratio of capital (including paid-in capital, retained earnings, and portfolio (general) loan loss reserve) to risk-weighted assets, both on- and off-balance sheet. The ratio does not include designated retained earnings reported in total capital on IFC's consolidated balance sheet.
7. Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio at the end of the fiscal year.

IFC

IFC is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises IBRD, IDA MIGA, and ICSID. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, and operates pursuant to its own Articles of Agreement. While it shares some services with IBRD and the President of IBRD is also the President of IFC, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Generally, IFC charges market-based rates for its loans and seeks market returns on its debt security and equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans.

This Information Statement contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will be used for the general operations of IFC in accordance with its Articles of Agreement.

FINANCIAL STRUCTURE OF IFC

Total assets were $51.5 billion at June 30, 2009 ($49.5 billion — June 30, 2008), including $17.9 billion in liquid assets, net of associated derivatives ($14.6 billion — June 30, 2008) and $22.2 billion in the investment portfolio, including fair value and other adjustments, and net of reserves against losses on loans ($23.3 billion — June 30, 2008). Total assets also include $2.2 billion in derivative assets at fair value ($1.6 billion — June 30, 2008).

CLIENT SERVICES

Business overview

Investments

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and equity investments ("resource mobilization"). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's strategic priorities comprise: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with emerging market players; (iii) addressing climate change and ensuring environmental and social sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain;

and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC's main investment activity is project and corporate financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides financing to selected companies for ongoing investment programs. In addition, IFC facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

IFC applies stringent tests of enterprise soundness, project viability, additionality, and developmental impact in determining the eligibility of projects for its investments.

Investment process and portfolio supervision

IFC's investment cycle can be divided into twelve main stages:

- Business development
- Early review
- Appraisal (due diligence)
- Investment review
- Negotiations
- Public notification
- Board of Directors' review and approval
- Commitment
- Disbursement
- Project supervision
- Evaluation
- Closing

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

Advisory Services

Advisory services have become a more substantial part of IFC's business and a critical tool for extending IFC's reach and impact.

IFC's advisory services cycle can be divided into six main stages:

- Business development
- Early review
- Appraisal

- Implementation/Supervision
- Project completion
- Evaluation

New initiatives

The financial crisis that began with the collapse of the U.S. subprime mortgage market quickly spread as credit markets froze and trade volumes contracted. IFC launched a series of initiatives to help private enterprises cope with the crisis. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's new initiatives are designed to address both the immediate and long-term needs of IFC's clients.

IFC Asset Management Company

As discussed in Note W to IFC's FY09 consolidated financial statements, in FY09, IFC launched a wholly-owned subsidiary — the IFC Asset Management Company LLC — to mobilize capital from outside IFC's traditional investor pool. The IFC Asset Management Company is to serve as a fund manager for capital from investors and is currently managing two funds that are jointly funded by $2 billion from the Japan Bank for International Cooperation and $1 billion from IFC.

The first two funds, totaling $3 billion, are designed to support banks considered vital to the financial system of an emerging market country. The first commitment of $20 million was entered into by one of the funds in the fourth quarter of FY09.

The IFC Asset Management Company is expected to manage a third $1 billion equity fund that will allow sovereign funds and other investors to co-invest in IFC transactions in Africa, Latin America, and the Caribbean.

Providing liquidity support

IFC expanded its global trade finance program ("GTFP"), tripling its size to $3 billion. The GTFP provides guarantees for trade transactions in emerging markets. In addition, IFC launched a global trade liquidity program ("GTLP"), an initiative that brings together governments, development finance institutions, and commercial banks to provide funding for trade finance in emerging markets. The GTLP commenced operations in the fourth quarter of FY09. IFC's FY09 commitments includes $500 million, and FY09 resources mobilized includes $1.4 billion, relating to GTLP.

Infrastructure

In FY09, IFC launched the Infrastructure Crisis Facility. This $2.4 billion facility is expected to include debt and equity components providing short- to medium-term financing for infrastructure projects. It is also expected to include advisory services to help governments design or redesign public-private partnership projects.

Microfinance

IFC launched the $500 million Microfinance Enhancement Facility, designed to address the challenge of restricted availability of micro-finance services.

Advisory services

IFC has designed new crisis response programs in risk management and nonperforming loan management.

Managing troubled assets

IFC is working to create a private sector program to address the issue of rising nonperforming loans in banking systems of developing countries.

Other

In addition, IFC is involved in targeted regional crisis response initiatives in Central and Eastern Europe, Latin America and the Caribbean and Africa.

Investment Program Summary

Commitments

In FY09, IFC entered into new commitments totaling $10.5 billion, compared with $11.4 billion for FY08. In addition, IFC mobilized resources totaling $4.0 billion, compared with $4.8 billion in FY08. FY09 and FY08 commitments and resources mobilized (as described in more detail in "Investment Products") comprised the following:

	FY09	FY08
Commitments[1]		
Loans	$ 5,959	$ 7,366
Equity investments	2,069	2,154
Guarantees	2,479	1,791
Client risk management	40	88
Total commitments	$10,547	$11,399
B-loans	$ 1,858	$ 3,250
Structured finance	169	1,403
Parallel loans	374	40
Sales of loans	—	59
Total B-loans, structured finance, parallel loans and sales of loans	$ 2,401	$ 4,752
New initiatives:		
IFC Capitalization Fund	$ 8	$ —
Microfinance Enhancement Facility	155	—
Global Trade Liquidity Program	1,400	—
Total new initiatives	$ 1,563	$ —
Total resources mobilized	$ 3,964	$ 4,752

Disbursements

IFC disbursed $5.6 billion for its own account in FY09 ($7.7 billion in FY08): $4.4 billion of loans ($5.1 billion in FY08), $1.1 billion of equity investments ($1.6 billion in FY08), and $0.1 billion of debt securities ($1.0 billion in FY08).

Approvals

In FY09, IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $11.2 billion, compared with $12.2 billion in FY08.

Approvals pending commitment for IFC's own account at June 30, 2009, including guarantees and client risk management facilities, were $8.6 billion ($7.3 billion at June 30, 2008).

[1] Debt security commitments are included in loans and equities based on their predominant characteristics.

Disbursed Investment Portfolio

IFC's total disbursed investment portfolio was $22.4 billion at June 30, 2009 ($21.1 billion at June 30, 2008), comprising the disbursed loan portfolio of $16.8 billion ($15.3 billion at June 30, 2008), the disbursed equity portfolio of $4.1 billion ($4.3 billion at June 30, 2008), and the disbursed debt security portfolio of $1.5 billion ($1.5 billion at June 30, 2008).

IFC's disbursed investment portfolio is diversified by sector and geographic region with a focus on strategic high development impact sectors such as financial markets and infrastructure.

The following charts show the distribution of the disbursed investment portfolio as of June 30, 2009, and June 30, 2008:

DISTRIBUTION BY SECTOR



Finance and insurance
Electric power
Oil, gas and mining
Transportation and warehousing
Food and beverages
Nonmetallic mineral product manufacturing
Chemicals
Information
Agriculture and forestry
Collective investment vehicles
Industrial consumer products
Wholesale and retail trade
Primary metals
Pulp and paper
Health Care
Accommodation and tourism services
Utilities
Construction and real estate
Textiles, apparel and leather
Other
Plastics and rubber
0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50%
FY09
FY08

DISTRIBUTION BY REGION


FY09
FY08
Latin America and the Caribbean
Middle East and North Africa
Europe and Central Asia
Sub-Saharan Africa
Asia
Other

Disbursed B-loans

The portfolio of disbursed and outstanding B-loans which are serviced by IFC at June 30, 2009, totaled $6.7 billion, as compared with $5.5 billion at June 30, 2008.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2009, and June 30, 2008, can be found in Notes C, D, E, F, G and H to IFC's FY09 consolidated financial statements.

Investment Products

Loans

Loans generally have the following characteristics:

- *Term:* typically amortizing with final maturities generally for seven to 12 years, although some loans have been extended for tenors as long as 20 years.
- *Currency:* primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc, and Japanese yen, but with a growing local currency loan portfolio.
- *Interest rate:* typically variable (or fixed and swapped into variable).
- *Pricing:* reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

IFC's loans traditionally have been made in major currencies, based on client demand and on IFC's ability to hedge loans in these currencies through the use of mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

There has been a growing demand for IFC to offer local currency products. IFC typically offers local currency products in other currencies where it can hedge the local currency loan cash flows back into US dollars using swap markets. IFC's disbursed loan portfolio at June 30, 2009 includes $1.3 billion of local currency products denominated in such currencies as Brazilian reais, Chinese renminbi, Indian rupees, Indonesian rupiah, Russian rubles and South African rand ($1.7 billion at June 30, 2008).

IFC's disbursed loan portfolio totaled $16.8 billion at June 30, 2009 ($15.3 billion at June 30, 2008). The carrying value of IFC's loan portfolio on IFC's consolidated balance sheet (comprising the disbursed loan portfolio together with fair value adjustments, the unamortized SFAS No. 133 transition adjustment, unamortized deferred loan origination fees, net, and net of reserves against losses) grew 6.6% to $15.3 billion at June 30, 2009 ($14.4 billion at June 30, 2008).

Loans comprise 75% of the disbursed investment portfolio as of June 30, 2009 (73% at June 30, 2008) and 69% of the carrying value of the investment portfolio as of June 30, 2009 (62% at June 30, 2008).

At June 30, 2009, 74% (69% at June 30, 2008) of IFC's disbursed loan portfolio was US dollar-denominated.

The currency composition of the disbursed loan portfolio at June 30, 2009, and June 30, 2008, is as follows:

CURRENCIES


US dollar
Euro
Russian ruble
Chinese renminbi
Indonesian rupiah
Indian rupee
Brazilian real
Mexican peso
Other
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
FY09
FY08

Equity Investments

IFC's equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC and are usually denominated in the currency of the country in which the investment is made.

IFC's disbursed equity portfolio totaled $4.1 billion at June 30, 2009 ($4.3 billion at June 30, 2008), a decrease of 4.7%.

The carrying value of IFC's equity investment portfolio (comprising the disbursed equity portfolio, net of impairment write-downs, together with fair value adjustments, and unrealized gains on equity investments held by consolidated variable interest entities ("VIEs")), declined 27% to $5.3 billion at June 30, 2009 ($7.3 billion at June 30, 2008).

The fair value of IFC's equity portfolio[2] was $8.5 billion at June 30, 2009 ($11.4 billion at June 30, 2008).

Equity investments accounted for 18% of IFC's disbursed investment portfolio at June 30, 2009, compared with 20% at June 30, 2008 and 24% of the carrying value of the investment portfolio at June 30, 2009 (31% at June 30, 2008).

Debt Securities

Debt securities are typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g., asset-backed securities, mortgage-backed securities, and other collateralized debt obligations) and preferred shares, which are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

IFC's disbursed debt security portfolio totaled $1.5 billion at June 30, 2009 ($1.5 billion at June 30, 2008).

The carrying value of IFC's debt securities portfolio (comprising the disbursed debt security portfolio together with fair value adjustments) was $1.5 billion at June 30, 2009 ($1.6 billion at June 30, 2008).

---

2 Including "equity-like" securities classified as debt securities in IFC's consolidated balance sheet and equity-related options.

Debt securities accounted for 7% of IFC's disbursed investment portfolio at June 30, 2009, unchanged from June 30, 2008 and 7% of the carrying value of the investment portfolio at June 30, 2009, also unchanged from June 30, 2008.

Guarantees and Partial Credit Guarantees

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. During FY09, IFC signed $2.5 billion of guarantees ($1.8 billion in FY08).

Resource Mobilization

Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and equity investments. In FY09, IFC launched a number of new initiatives with a resource mobilization component, and revised its resource mobilization definition accordingly. The components of resource mobilization are as follows:

B-loans

The principal direct means by which IFC mobilizes such private sector finance is through the sale of participations in its loans ("B-loans"), known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960s.

Whenever it participates a loan, IFC will always make a loan for its own account (an "A-loan"), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan.

B-loan commitments were $1,858 million in FY09 ($3,250 million in FY08).

Structured Finance

Structured finance comprises partial credit guarantees, securitizations and risk sharing facilities. Structured finance commitments, net, defined as the amount of financing with a risk position equal to, or senior to, that of IFC's risk participation in the transaction, totaled $169 million in FY09 ($1,403 million in FY08).

Parallel Loans

Loans from other financial institutions that IFC helped raise for clients and received a fee, but for which IFC is not the lender of record, arranged by IFC in FY09 were $374 million ($40 million in FY08).

Sales of loans

Loans originally disbursed and reported on IFC's balance sheet that were subsequently sold totaled $0 in FY09 ($59 million in FY08).

New initiatives

Amounts committed by entities other than IFC to IFC's new initiatives totaled $1,563 million in FY09, comprising: $8 million in respect of IFC Capitalization Fund; $155 million in respect of the Microfinance Enhancement Facility; and $1,400 million in respect of GTLP ($0 in FY08).

Resource Mobilization Ratio

The resource mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans + non-IFC investment part of structured finance + non-IFC part of new initiatives commitments}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC part of new initiatives commitments)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC portion of new initiatives commitments) $0.38 in FY09 ($0.42 in FY08).

Client risk management products

IFC provides derivative products to its clients to allow them to hedge their interest rate, currency or commodity price exposures. IFC intermediates between its developing country clients and derivatives market makers in order to provide IFC's clients with full market access to risk management products.

Advisory services

Advisory services have become a more substantial part of IFC's business and a critical tool for extending IFC's reach and expanding IFC's impact. Advisory services contribute significantly to IFC's additionality by improving the business enabling environment for the private sector as well as the capabilities of private firms and service providers. IFC provides such services to promote sustainable private sector investment in developing countries. Through this work, which is funded in partnership with governments and other donors, IFC contributes to development where opportunities for development may be limited. IFC's advisory services are organized into five business lines.

- *Investment Climate:* to help governments of developing and transitional countries improve the operating environment for businesses.
- *Access to Finance:* to help increase the availability and affordability of financial services, focusing on micro, small and medium enterprises.
- *Corporate Advice:* to offer corporate advice to existing and potential investment clients.
- *Environment and Social Sustainability:* to promote the large-scale adoption of business models that are both profitable and good for the environment and social development.
- *Infrastructure Advice:* to help generate investment opportunities that result in long-term economic growth and better living standards for IFC's client countries.

IFC's expenditures for advisory services totaled $129 million in FY09 ($123 million in FY08 and $96 million in FY07).

The advisory services portfolio at June 30, 2009 included 782 projects (862 projects at June 30, 2008) with approved funding from IFC and donors of $941 million ($919 million at June 30, 2008). Of this, 227 new projects[3] were approved in FY09 (299 projects in FY08), with funding of $157 million ($306 million in FY08). The median planned duration of advisory service projects now typically exceeds 30 months. The average size of new projects typically exceeds $0.5 million.

During FY09, expenses were incurred in 928 projects (954 projects in FY08) (both IFC and donor funds).

[3] Excluding 15 on-going projects, which were added to the portfolio in FY08.

TREASURY SERVICES

Liquid Assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include mortgage- and asset backed securities, time deposits, and other unconditional obligations of banks and financial institutions. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios, internally named P0 through P4. All five portfolios are accounted for as trading portfolios.

IFC's liquid assets portfolio can be summarized as follows:

PORTFOLIO	FAIR VALUE ($ billions)*	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$0.8 ($2.5)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	Overnight US dollar LIBID
P1	$10.4 ($4.6)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other high quality corporate bonds generally swapped into 6-month US dollar LIBOR	Custom-created index of a series of six, equally weighted 6-month LIBID deposits that mature on the 15th of each month — average life of 3 months**
P2	$5.7 ($5.5)	Primarily IFC's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	Lehman Brothers US 1 — 3 year maturity Treasury Index***
P3	$0.5 ($1.1)	An outsourced portion of the P1 portfolio	External managers appointed by IFC	Global government bonds and other high quality corporate bonds as well as mortgage-backed securities	Same as for P1
P4	$0.5 ($0.3)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	Primarily global government bonds, high quality corporate bonds as well as other sovereign and agency issues	Same as for P2
Total	**$17.9 ($14.0)**				

* At June 30, 2009 (June 30, 2008)

** The net duration of the P1 and P3 benchmarks is approximately 0.25 years.

*** The net duration of the P2 and P4 benchmark is 1.9 years. The benchmark was changed on March 31, 2009 from the Lehman Intermediate Treasury index, which had a duration of approximately 3.8 years.

In addition, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At June 30, 2009, this portfolio contained short-term

money market instruments denominated in Brazilian reais, Russian ruble and Mexican peso holdings. The P6 portfolio totaled $0.4 billion at June 30, 2009 ($0.6 billion at June 30, 2008).

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of IFC's Management Group.

Funding Resources

IFC's funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2009 and June 30, 2008 are as follows:


FY09
FY08
Borrowings from market sources
Paid-in capital
Borrowings from the World Bank
Retained earnings

During the period October 1, 2009 through November 23, 2009, IFC has undertaken borrowings from market sources with original maturities greater than three months totaling $1,321 million in the aggregate.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $9.1 billion during FY09 ($6.2 billion in FY08 and $3.0 billion in FY07). In addition, IFC's Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC. During FY09, IFC repurchased and retired $1.05 billion of outstanding debt ($43 million in FY08), generating gains on buybacks of $61 million in FY09 ($2 million — FY08; $1 million — FY07).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. IFC also has a developmental role in helping open up new domestic markets to foreign issuers in its member countries. In FY09 IFC borrowed in nine currencies and in final maturities ranging from 1 to 30 years. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining contractual maturity of 7.3 years at June 30, 2009 (8.7 years at June 30, 2008). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC's borrowings.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2009, IFC had gross payables from borrowing-related currency swaps of $12.7 billion ($12.2 billion at June 30, 2008) and from borrowing-related interest rate swaps in the notional principal amount of $16.8 billion ($7.7 billion at June 30, 2008). After the effect of these derivative instruments is taken into consideration, 98% of IFC's market borrowings at June 30, 2009 were variable rate US dollar-denominated, substantially unchanged from June 30, 2008.

IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At June 30, 2009, $0.3 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. franc were used for such purposes. In addition, the

$0.1 billion Brazilian reais borrowing funded a non-investment portfolio loan as opposed to being swapped into US dollars.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 1.4% at June 30, 2009 (2.8% at June 30, 2008).

In the fourth quarter of FY09, IFC launched a short term discount note program to provide an additional liquidity management tool for IFC and to support certain of IFC's crisis response initiatives. The discount note program provides for issuances with maturities ranging from overnight to one year. There were no issuances outstanding under this program at June 30, 2009.

Capital and Retained Earnings

As of June 30, 2009, IFC's total capital as reported in IFC's consolidated balance sheet amounted to $16.1 billion, down from the June 30, 2008 level of $18.3 billion. At June 30, 2009, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2008, $13.0 billion of retained earnings ($13.2 billion at June 30, 2008), and $0.7 billion of accumulated other comprehensive income ($2.7 billion at June 30, 2008).

As of June 30, 2009 and 2008, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

Designations of retained earnings

Beginning in the year ended June 30, 2004 ("FY04"), IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (FY05), grants to IDA (FY06), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

At June 30, 2009, retained earnings comprised $12.3 billion of undesignated retained earnings ($12.4 billion at June 30, 2008), $0.4 billion of retained earnings designated for advisory services ($0.4 billion at June 30, 2008), $0.2 billion of retained earnings designated for PBG ($0.2 billion at June 30, 2008), $0.1 billion of retained earnings designated for the Global Infrastructure Project Development Fund ($0.1 billion at June 30, 2008) and $0.1 billion for IFC SME Ventures for IDA countries ($0.1 billion at June 30, 2008).

Grants to IDA

As of June 30, 2007, IFC's Board of Directors had approved designations of retained earnings of $150 million for grants to IDA, which was recorded as an expense in IFC's FY07 consolidated income statement. IFC's Board has also approved, in principle, an indicative program for grants to IDA for the IDA 15 replenishment of up to $1,250 million funded by designations of retained earnings from FY08 through FY10. This amount is subject to availability of IFC funds and Board approval in each year. As of June 30, 2008, IFC's Board of Directors had approved a further designation of retained earnings of $500 million, which was recorded as an expense in IFC's FY08 consolidated income statement. On August 7, 2008, IFC's Board of Directors approved the designation of an additional $450 million for grants to IDA; this designation was noted with approval by the Board of Governors on October 13, 2008, and recorded as an expense in IFC's FY09 consolidated income statement, leaving a remaining indicative program of up to $800 million.

Advisory services

As of June 30, 2008, IFC's Board of Directors had approved designations in the cumulative amount of $750 million of IFC's retained earnings for advisory services. On August 7, 2008, IFC's Board of Directors approved an additional designation of $100 million of IFC's retained earnings. This designation of retained earnings was noted with approval by the Board of Governors on October 13, 2008. Prior to FY07, IFC had incurred cumulative expenditures for advisory services of $93 million. IFC incurred expenditures for advisory services of $96 million in FY07, $123 million in FY08, and $129 million in FY09. Retained earnings designated for advisory services at June 30, 2009 totaled $409 million.

Performance-based grants

As of June 30, 2007, IFC's Board of Directors had approved designations of $250 million of IFC's retained earnings for performance-based grants, targeted at specific industries in developing countries, particularly furthering IFC's frontier strategy by opening new opportunities to generate developmental impact. IFC incurred expenditures for performance-based grants of $35 million through FY07, $27 million in FY08, and $5 million in FY09, thereby reducing the amount of retained earnings designated for performance-based grants at June 30, 2009 to $183 million.

Other

On September 27, 2007, IFC's Board of Directors approved the designations of $100 million for a Global Infrastructure Project Development Fund, and the designation of $100 million for IFC SME Ventures for IDA countries. IFC has recorded an expense of $1 million in its FY09 consolidated income statement related to these designations.

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries. These designations and reallocations were noted with approval by the Board of Governors on October 7, 2009.

ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. IFC's management has defined a comprehensive enterprise risk management framework, within which it recognizes six main risk groupings: strategic and reputational risk, credit risk, financial risk, operational risk, environmental and social risk, and legal risk. The Risk Management Vice Presidency has oversight responsibility for credit, financial and operational risk. Environmental and social risk is managed by the Advisory Services Vice Presidency while legal risk is overseen by the General Counsel Vice Presidency. The Corporation proactively manages all aforementioned risk categories through a Corporate Risk Committee, a subset of the Management Group, which reviews all risk policies and sets risk standards for the Corporation. The Corporate Operations Committee, a subset of the Management Group, has oversight for strategic and reputational risk in both investment and advisory activities.

Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, IFC has adopted several key financial and exposure policies and a number of prudential policies.



Strategic
Role
Additionality
Devt Impact
Strategic Fit
Credit
Customer
Country
Counterparty
Sector
Product
Financial
Market
Liquidity
Funding
Environmental and Social
Legal
Operational
People
Systems
Processes
External Events
Reputational

FY09 Enterprise Risk Highlights

After the stand-alone Risk Management Vice Presidency was established in FY07, the risk management function in IFC continued to be enhanced in FY09 through integration and expansion of existing functions and in some cases, establishing new capacity for additional functions.

Steps taken in this regard include:

- Establishing the Integrated Risk Management Department which has already enhanced IFC's pricing capabilities for the liquid asset portfolios and which is implementing a Corporate Value at Risk measurement system for IFC.

- Expanding IFC's operational risk assessment and management capabilities beyond investment operations, including the launching of a sponsor integrity due diligence process to encompass all of IFC's business lines, further strengthening strategic and reputational risk management.
- Streamlining and strengthening operating processes and enhancing reporting effectiveness and accountability through an ongoing Business Process Improvement initiative.
- Strengthening internal controls especially around accounting and financial reporting, advisory service activities, and information technology expenditures.
- Developing an economic capital approach for capital adequacy, capital allocation and internal risk management purposes as well as for setting general loan loss reserves.
- Enhancing risk/return metrics and other corporate tools for risk-rating and enhanced accountability for pricing and performance measurement.

IFC has been experiencing strong growth in all its businesses and is focused on implementing its strategic objective of becoming a client-driven organization, providing global knowledge and local expertise with decentralized decision making. In parallel, IFC has stepped up its efforts to maintain asset quality, enhanced the independence of its risk management function, and reaffirmed the enterprise-wide nature of its mandate.

Over the last 2 years, IFC has taken a number of steps to strengthen its independent credit review function. The Credit Review Department has grown from 11 credit officers in FY07 to 17 in FY09. Also, in line with IFC's decentralization strategy, there is an increased shift of the credit review functions to the country offices and a regionalization of the Washington, DC-based credit officers. In FY09, IFC increased risk management staffing and placed key credit risk managers and other risk oversight disciplines in the Asia regional hub in order to improve the timeliness and quality of the risk decision process. This decentralization of the credit risk function is being propagated to the other regions. The comprehensiveness of the risk process at IFC necessitates reviews of economic and social risks, corporate governance standards, and integrity risk of clients, in addition to the more traditional credit quality and operational concerns.

During FY09, the Corporation increased its focus on proactive portfolio management by reaching out to clients to help them assess their vulnerabilities in light of the global economic crisis. Throughout the year, a number of country stress tests were performed to review risks in IFC's investment portfolio. A new team in charge of portfolio oversight and compliance testing has been created in the Corporate Portfolio Management Department.

The Department of Special Operations is gearing up with additional senior staff in order to tackle an increasing workload. The department has ramped up its Lessons Learned communication program and has initiated "Storm Watch" training in the country offices.

Strategic and Reputational Risk

IFC defines strategic risk as the potential reputation, financial, and other consequences of a failure to achieve its strategic mission and, in particular, its sustainable development mandate.

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting IFC's mission and guidelines for its investment operations, advisory services, and treasury activities. The strategy is developed with Senior Management by the Operational Strategy Department, and is approved by the Board of Directors. The Independent Evaluation Group conducts ex post evaluations of the implementation of IFC's strategy on an ongoing basis.

IFC's commitment to quality enterprise risk management, particularly on the environment and social front, continues to gain acceptance with our strategic partners, as the "Equator Principles" announced in FY05 have now become an established standard for financial institutions engaged in finance in the emerging markets. Responsibility for managing these economic and social risk principles, both internally and in liaison with other financial institutions rests with the Environment and Social Development Department.

In addition, IFC is focused on ensuring that the evolving principles of corporate governance are accepted and practiced by our clients, and great emphasis is placed on developing these standards as part of IFC's development

activities. Responsibility for managing corporate governance both internally and within our clients' operations rests with the Corporate Governance Department.

More broadly, the responsibility for management of the integrity and reputational risks associated with the selection of clients and partners rests with the operational departments. Support and knowledge sharing are provided by the Business Risk Department.

The key guiding principles and policies established as part of the framework for managing strategic risk are as follows:

Guiding Principles for IFC's Operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Environmental and Social Policies

The Corporation has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and project performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

IFC Sanctions Procedures

In FY07, IFC established a set of procedures to sanction parties involved in IFC projects committing corrupt, fraudulent, collusive, coercive or obstructive practices.

FY09 Strategic Risk Highlights

IFC's Environmental and Social Policies have become widely recognized as best practice with 10 further international commercial banks adopting them in the form of the Equator Principles. To date and as of August 5, 2009, 68 leading international financial institutions have adopted these principles, including 16 from emerging markets.

Effective January 1, 2007, IFC adopted a stricter enforcement of its approach to combating fraud and corruption related to newly initiated investment financing, as well as advisory services. In conjunction with its sister organizations in the World Bank Group, and as part of this new approach, IFC adopted new and expanded definitions of fraud and corruption, which were harmonized with other multilateral development institutions. A process for sanctions and debarment of customers committing such acts has been established. The enhanced emphasis on combating fraud and corruption does not change the high expectations IFC has always held for its staff, clients and projects, including due diligence and commitment to good corporate governance.

Credit Risk

IFC defines credit risk as the potential reduction in value of on- and off-balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of IFC's operations: (i) in its investment operations, where IFC provides loans, invests in debt

securities and equity investments, provides guarantees and acts as a derivatives counterparty for clients in its developing member countries; and (ii) in its treasury and portfolio management operations, where credit risk is incurred with counterparties in IFC's liquid asset, borrowing, asset-liability management, and portfolio management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

Until June 30, 2008, IFC's Risk Management and Financial Policy Department had oversight responsibility for overall financial risk management and, in addition, monitored and controlled credit risk arising in IFC's treasury activities. Effective July 1, 2008, this responsibility was assumed by a combination of the Integrated Risk Management and Credit Review Departments. With respect to IFC's credit risk exposures to clients in developing countries, the Credit Review Department plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's investment portfolio is monitored according to supervision principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Loss Provisioning Division of the Accounting and Financial Operations Department and by the Credit Review Department.

IFC's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual review and approval by the Corporate Risk Committee.

Specifically, IFC has adopted the following key financial policies and guidelines:

Investment operations

(1) IFC does not normally finance for its own account more than 25% of a project's cost.

(2) An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder. Until IFC resumes presentation of its financial statements in accordance with IFRS, IFC's equity investment in a company will not normally represent more than 20% of the company's total share capital.

(3) Total investment in a single obligor, net of specific reserves on loans, may not exceed 4% of IFC's net worth plus general reserves on loans.

(4) Equity plus quasi-equity investments in a single obligor may not exceed 3% of IFC's net worth plus general reserves on loans.

(5) Straight equity investments in a single obligor may not exceed 1.5% of IFC's net worth plus general reserves on loans.

Portfolio management

(1) Review trigger levels ranging from 2.5% to 10% of net worth plus general reserves on loans are set for each country's outstanding portfolio, net of specific reserves on loans, based on the size of its economy and its risk rating. Higher trigger levels may be set by the Corporate Risk Committee. IFC's exposure to a country may not normally exceed 20% of net worth plus general reserves on loans.

(2) IFC lender of record exposure in a country (outstanding) may not exceed 10% of a country's total long-term external debt for Heavily Indebted Poor Countries and 5% for all other countries. Exceptions for countries with low levels of external debt may be made by the Corporate Risk Committee. Lower trigger levels are set for certain countries.

(3) IFC's total exposure (outstanding net of specific reserves on loans) to a single risk sector (i.e., business sectors that are heavily influenced by a single, identifiable, world price index) may not

exceed 12% of net worth plus general reserves on loans. Lower review trigger levels are set for single sectors, and individually for the finance and insurance sector, based on IFC's net worth plus general reserves on loans and the country exposure level.

(4) IFC's committed exposure in guarantees that are subrogated in local currency is limited to $300 million for currencies for which there are no adequate currency and interest rate risk hedging instruments as determined by IFC's Treasury Department at the time of commitment. There is a sublimit of $100 million for an individual currency under this limit.

Treasury operations

(1) Counterparties are subject to conservative eligibility criteria. For derivative instruments IFC's counterparties are currently restricted to banks and financial institutions with a high quality credit rating (with a mark-to-market agreement) by leading international credit rating agencies.

(2) Exposures to individual counterparties are subject to concentration caps. For derivatives, exposure is measured in terms of replacement cost for measuring total potential exposure. Institution-specific limits are updated at least quarterly based on changes in the total size of IFC's derivatives portfolio or as needed according to changes in counterparty's fundamental situation or credit status.

(3) To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates. IFC also requires that low quality counterparties should not have more than 30% of total net-of-collateral exposures.

(4) Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.

(5) For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on IFC's position in each contract.

FY09 Credit Risk Highlights

The global credit cycle had been positive during fiscal years FY03 through FY07 fueled by high levels of liquidity and economic growth, and characterized by low yields and spreads. In contrast, FY08 and FY09 have been characterized by significant volatility in credit markets. In spite of these unfolding uncertainties, the quality of IFC's investment portfolio, as measured by the aggregate risk rating, remained relatively stable during FY08. During FY09, the quality of the loan portfolio and equity portfolios deteriorated as the global financial crisis worsened. Further changes to the global economic and credit environment could impact IFC's credit risks going forward.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio[4], a key indicator of loan portfolio performance, increased to 2.7% at June 30, 2009 (2.4% at June 30, 2008). The principal amount outstanding on nonaccrual loans totaled $457 million at June 30, 2009, an increase of $88 million (24%) from the June 30, 2008, level of $369 million.

Total reserves against losses on loans at June 30, 2009, increased to $1,238 million ($848 million at June 30, 2008), driven by an increase in general loan loss reserves and specific loan loss reserves due to the deteriorating

[4] Excluding "loan-like" debt securities.

credit environment in FY09. This is equivalent to 7.4% of the disbursed loan portfolio as compared with 5.5% at June 30, 2008.

The five-year trend of nonaccruing loans is presented below:


Percentage
0
1
2
3
4
5
6
7
FY05
FY06
FY07
FY08
FY09
$ Millions
0
100
200
300
400
500
600
700
Millions of dollars
Percentage of disbursed loans

IFC operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. The allowance at June 30, 2009, was $14 million ($17 million at June 30, 2008), based on the year-end portfolio, and is included in payables and other liabilities on IFC's consolidated balance sheet. The decrease in allowance for the year, $3 million for FY09 ($1 million increase for FY08), is included in the (provision) release of provision for losses on loans and guarantees in the consolidated income statement.

During FY09, IFC has suffered $3 million worth of losses due to rehedging costs related to terminating existing swap exposures.

Financial Risk

IFC defines financial risk in three components: (a) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise (liquidity risk); (b) the potential inability to access funding at reasonable cost (funding risk); and (c) a deterioration in values of financial instruments or positions due to changes in market variables such as interest and exchange rates and the volatility thereof (market risk).

Key Financial Policies and Guidelines

IFC operates under a number of key financial policies and guidelines as detailed below, which have been approved by its Board of Directors:

(1) Disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth.

(2) Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC's estimated net cash requirements for the next three years.

(3) Loans are funded with liabilities having the same characteristics in terms of interest rate basis and currency and, for fixed rate loans, duration except for Board-approved new products involving asset-liability mismatches. IFC maintains a minimum level of liquidity, consisting of proceeds from external funding, that covers at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.

(4) IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with the maintenance of a AAA rating.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from IBRD, IFC's leverage, as measured by the ratio of IFC's outstanding debt (borrowings plus outstanding guarantees) to IFC's net worth (using subscribed capital), may not exceed 4.0 to 1.

Liquidity Risk

The primary instruments for maintaining sufficient liquidity are IFC's liquid asset portfolios, including the P6 portfolio:

- P0, which is generally invested in short-dated deposits, money market funds, fixed certificates of deposits, one-month floater securities and repos, reflecting its use for short-term funding requirements.
- P1, which is generally invested in: (a) high quality foreign sovereign, sovereign-guaranteed and supranational fixed income instruments; (b) US Treasury or agency instruments; (c) high quality asset-backed securities rated by at least two rating agencies and/or other high quality notes issued by corporations; (d) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (e) cash deposits and repos.
- P2, which is generally invested in US Treasuries, other sovereign and agency issues and mortgage-backed securities.
- P3, which comprises a global fixed income portfolio and a mortgage-backed securities portfolio (managed by external managers).
- P4, which is an outsourced portion of the P2 portfolio (managed by external managers).
- P6, which is invested in short-term local currency money market instruments and local government securities.

FY09 Liquidity Risk Highlights

On June 30, 2009, IFC's liquidity level stood at $17.9 billion ($14.6 billion on June 30, 2008). Current levels of liquid assets also represented 163% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products (96% on June 30, 2008).

Funding Risk

IFC's primary objective with respect to managing funding risk is, through the adoption of the key financial policies described above, to maintain its triple-A credit ratings and, thereby, maintain access to market funding as needed at the lowest possible cost.

FY09 Funding Risk Highlights

During FY09, IFC raised $9.1 billion, net of derivatives ($6.2 billion in FY08 and $3.0 billion in FY07). While funding costs compared to US$ LIBOR increased significantly over the course of the year as credit spreads for IFC widened, the terms achieved by IFC were in-line with those achieved by its supranational peer group as a whole and charges on borrowings were lower in FY09 when compared to FY08 as a result of the lower overall interest environment.

Market Risk

IFC's exposure to market risk is minimized by adopting the matched-funding policy noted above and by using derivative instruments to convert assets and liabilities into floating rate US dollar assets and liabilities.

Investment Operations

Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

Liquid Asset Portfolios

The P0, P1 and P3 portfolios are managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. IFC also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which, in contrast, are managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital. P4 represents an outsourced portion of the P2 portfolio. In addition, the P1 and P3 portfolios contain a degree of market risk (e.g., spread risk).

Borrowing Activities

Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a reference interest rate, or one or more foreign exchange rates.

Market risk associated with fixed rate obligations and structured instruments entered into as part of IFC's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched-funding policy.

Asset-Liability Management

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, IFC can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury and Integrated Risk Management Departments.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent.

Residual interest rate risk may arise from two main sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write-downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

This residual risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with an action trigger of $50,000 for a one basis point parallel move in the yield curve.

FY09 Market Risk Highlights

Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and foreign currency transaction gains (losses)) were $474 million in FY09 ($473 million in FY08 and $618 million in FY07), of which $156 million was attributable to the P0, P1 and P3 portfolios ($93 million in FY08 and $187 million in FY07), $318 million was attributable to the P2 and P4 portfolios ($345 million in FY08 and $306 million in FY07)[5]. The overall market environment in FY09 and, in particular, the resulting impact on the performance of IFC's

[5] In addition, FY08 income from liquid assets included $35 million from the P6 portfolio. Beginning in FY09, Income from P6 portfolio ($42 million in FY09) is reported in other income.

asset-backed securities ("ABS") and mortgage-backed securities ("MBS") portfolios are discussed in more detail in "Results of Operations".

Foreign currency transaction gains on non-trading activities for FY09 included in net income were $10 million ($39 million losses in FY08 and $5 million losses in FY07). Foreign currency transaction losses on investments in debt securities accounted for as available-for-sale for FY09 included in Other Comprehensive Income ("OCI") were $69 million ($85 million gains in FY08 and $22 million gains in FY07).

OPERATIONAL RISK

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is operated as opposed to the way it is financed.

Consistent with *"Sound Practices for the Management and Supervision of Operational Risk"* issued by the Basel Committee on Banking Supervision in February 2003, IFC is developing its operational risk framework to enable a determination, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) mitigate through contingency planning; or (iii) transfer to third parties, whether by subcontracting, outsourcing, or insurance.

Responsibility for the development of the framework for managing and monitoring operational risk and for business management rests with the Operational Risk Division of the Business Risk Department. With respect to insurable operational risk, IFC's Insurance Services Division, also part of the Business Risk Department, performs insurance reviews to identify underlying risks and assess the adequacy of existing corporate insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern.

Key components of this effort are as follows:

(1) Since FY07, IFC's Operational Risk Division has been performing risk assessments and measuring areas of operational risk in IFC, using well-defined market practices and tools.

(2) IFC has adopted the COSO[1] control framework as the basis for its evaluation of the effectiveness of its internal controls over financial reporting. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function.

(3) The Internal Audit Department of the World Bank Group performs ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions.

(4) To promote data integrity, the Corporation has formulated a Data Management Policy. This policy is enforced by the Information Quality Group within the Controller's department and through a network of Departmental Data Stewards.

(5) IFC has a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives before they are executed.

1. COSO refers to the Internal Control — Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.

2. COBIT refers to Control Objectives for Information and Related Technology, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association ("ISACA").

FY09 Operational Risk Highlights

IFC is continuing a multiyear effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY09, IFC has:

(1) Developed and piloted a Risk and Control Self Assessment methodology for corporate-wide roll out in FY10.

(2) Developed and piloted other operational risk management methodologies and tools, including tracking of risk events and scenario analysis.

(3) Undertaken studies of selected processes to analyze operational risks therein and formulate actions to improve operational risk management.

(4) Maintained selective monitoring of key risks and risk indicators.

(5) Conducted events to promote and raise awareness of operational risk management, including inviting experts from external organizations to share experiences and market practices on operational risk-related topics.

IFC continues to focus in its preparedness to react to an emergency situation that could disrupt its normal operations. During FY09, IFC has:

(1) In collaboration with IBRD, embarked on reversing the roles of its existing data centers so that the out-of-town, lower risk, facility shared with IBRD becomes its primary data center and the downtown, higher risk, facility serves as its alternate data center for backup and disaster recovery. As part of this project IFC is also implementing an "active-active" environment for virtually all critical corporate applications, increasing the resiliency of its systems.

(2) Reinforced and extended home computing arrangements for essential staff in all departments and locations, as part of IFC's contingency planning.

(3) Conducted awareness training for Washington, DC-based departments and larger country offices, covering business continuity in general and pandemic preparedness in particular.

(4) Maintained Emergency Management Teams in all regions; conducted emergency simulation exercises, in cooperation with IBRD, in its Washington, DC offices and in the regional hub offices; and held emergency management workshops in the larger country offices in each region.

In FY09, IFC continued its voluntary practice of conducting an annual assessment of its internal controls over external financial reporting based on the criteria for effective internal control described by the COSO framework. Management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2009.

Since FY06, management has not sought the attestation to its published assertion on internal controls previously provided by IFC's external auditors. IFC intends to resume the external auditors' attestation in FY10. To this end, during FY09, there has been extensive review of key business processes, risks and controls that have a significant impact on external financial reporting.

CRITICAL ACCOUNTING POLICIES

The Notes to IFC's FY09 consolidated financial statements contain a summary of IFC's significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be "critical" to the portrayal of IFC's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

These policies include:

(i) determining the level of the allowance for losses in the loan portfolio;

(ii) determining the fair value of certain equity investments, debt securities, loans, liquid assets and borrowings which are accounted for at fair value with changes in fair value being reported in net income;

(iii) determining the level and nature (temporary or other than temporary) of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in OCI and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);

(iv) beginning in FY09, determining the extent of other than temporary impairment on debt securities that is credit-related; and

(v) determining the underlying actuarial assumptions and fair value of plan assets associated with pension and post-retirement benefit plans.

Many of these financial instruments are classified as Level 3 in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* and fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

Reserve Against Losses on Loans

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC's capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Client Services segment of IFC (see Note R to the FY09 consolidated financial statements for further discussion of IFC's business segments).

Equity and Debt Security Impairment

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to its impaired value, which becomes the new cost

basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other than temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other than temporary impairment write-down are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. Prior to April 1, 2009, an identified impairment was generally deemed to be other than temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC's FY09 consolidated financial statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

Valuation of Financial Instruments with No Quoted Market Prices

As part of its compliance with SFAS No. 133, SFAS No. 157, and SFAS No. 159, IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, certain features in various investment agreements contain embedded or standalone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Beginning in FY08, upon the adoption of SFAS No. 157, IFC classifies all financial instruments accounted for at fair value as Level 1, Level 2, or Level 3 as described in more detail in Notes A and X to IFC's FY09 consolidated financial statements.

Many of IFC's financial instruments accounted for at fair value have fair values that are classified as Level 1 or Level 2 based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and statement of OCI. The fair value computations affect both the Client Services and Treasury segments of IFC (see Note R to the FY09 consolidated financial statements for further discussion of IFC's business segments).

Additional information can be found in Notes A, P and X to the FY09 consolidated financial statements.

Pension and Other Postretirement Benefits

IFC participates, along with IBRD and MIGA, in pension and post-retirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, please refer to Note S to the FY09 consolidated financial statements.

RESULTS OF OPERATIONS

Statements of Income

The summary consolidated statements of income of IFC presented below have been derived from IFC's audited financial statements. Certain amounts have been reclassified so as to conform with current year presentation. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto as well as other information included elsewhere herein.

	Years ended June 30,				
	2009	2008	2007	2006	2005
	(in millions of US dollars)				
Income from loans and guarantees	$ 871	$1,065	$1,062	$ 804	$ 660
(Provision) release of provision for losses on loans & guarantees	(438)	(38)	43	(15)	261
Realized capital gains on equity sales	1,004	1,396	1,941	928	723
Dividends and profit participations	311	428	385	323	258
Unrealized (losses) gains on equity investments	(299)	12	—	—	—
Equity investment impairment write-downs	(1,058)	(140)	(40)	(57)	(62)
Other, net	—	(8)	6	30	255
Total (loss) income from equity investments	(42)	1,688	2,292	1,224	1,365
Income from debt securities	71	163	27	7	—
Income from liquid asset trading activities	474	473	618	444	358
Charges on borrowings	(488)	(782)	(801)	(603)	(309)
Other income	153	113	99	109	86
Other expenses	(629)	(555)	(500)	(477)	(423)
Foreign currency transaction gains (losses) on non-trading activities	10	(39)	(5)	6	(7)
Expenditures for advisory services	(129)	(123)	(96)	(55)	(38)
Expenditures for PBG and IFC SME Ventures for IDA countries	(6)	(27)	—	(35)	—
(Loss) income before net gains (losses) on other non-trading financial instruments accounted for at fair value and grants to IDA	(153)	1,938	2,739	1,409	1,953
Net gains (losses) on other non-trading financial instruments	452	109	(99)	(145)	61
Grants to IDA	(450)	(500)	(150)	—	—
NET (LOSS) INCOME	$ (151)	$1,547	$2,490	$1,264	$2,014

Overview

The overall market environment has a significant influence on IFC's financial performance. While emerging markets and IFC have faced very favorable conditions since FY03, the environment changed significantly in FY08, with heightened uncertainty replacing the stability of recent years. During FY09, this uncertainty was magnified and became a global financial crisis impacting both developed and developing markets. The current environment is characterized by increased risk aversion, acute liquidity strains in international financial markets and elevated commodity and food prices. Prior to FY09, the impact was strongest in the United States but in FY09, the developed markets and emerging markets became significantly impacted as the financial crisis became a global financial crisis. Equity markets in many countries where IFC has significant investments dropped sharply in the latter part of FY08 and into FY09 but recovered somewhat in the fourth quarter of FY09. The changed global environment has significantly impacted IFC's FY09 financial performance, particularly in respect of significantly lower income from equity investments and growing reserves against losses on loans.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Spread on interest earning assets	Market conditions including spread levels, and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios which are driven by external factors such as the interest rate environment and, especially in FY08 and FY09, liquidity of certain asset classes that comprise the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs and, beginning in FY08, unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Level of provisions for losses on loans and guarantees.
Noninterest income and expense	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlie projected benefit obligations.

The following paragraphs detail significant variances between FY09 and FY08, and FY08 and FY07, covering the periods included in IFC's FY09 consolidated financial statements. As disclosed in Note A to IFC's FY09 consolidated financial statements, during the year ended June 30, 2008, IFC restated previously reported results for the year ended June 30, 2007. In addition, certain amounts in FY08 and FY07 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect reclassified prior year comparative information. Such reclassifications had no effect on net income or total assets.

FY09 VERSUS FY08

IFC has reported a loss before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $153 million, $2,091 million lower than income before net gains and losses on other non-trading financial instruments accounted for at fair value of $1,938 million in FY08. Income before grants to IDA totaled $299 million in FY09, as compared with $2,047 million in FY08. Grants to IDA were $450 million in FY09 as compared to $500 million in FY08, resulting in an overall net loss (in accordance with US GAAP) of $151 million in FY09 as compared to net income of $1,547 million in FY08.

FY09 results were significantly negatively impacted by the global financial crisis which resulted in significantly higher impairment write-downs on equity investments and higher provisions for losses on loans, both specific provisions and portfolio provisions[6]. Income from liquid asset trading activities was substantially unchanged between FY08 and FY09 with a significant improvement in performance occurring in the latter months of FY09 relating to IFC's holdings of asset-backed and mortgage-backed securities. Net income in FY09 benefited by significant unrealized gains on IFC's swapped market borrowings accounted for at fair value as credit spreads for IFC widened considerably, particularly in the first nine months of FY09. As credit spreads began to narrow in the fourth quarter of FY09, there was a partial reversal of unrealized gains recorded in the first nine months of FY09.

A more detailed analysis of the components of IFC's net income follows.

Income from loans and guarantees

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY09 totaled $871 million, compared with $1,065 million in FY08, a decrease of $194 million.

The disbursed loan portfolio grew by $1,412 million, from $15,336 million at June 30, 2008 to $16,748 million at June 30, 2009. However, the interest rate environment was lower in FY09 than in FY08. The weighted average contractual interest rate on loans at June 30, 2009 was 5.0%, versus 6.6% at June 30, 2008. These factors combined resulted in $135 million lower income than in FY08. Commitment and financial fees were $14 million lower than in FY08. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $2 million higher in FY09 as compared to FY08. Income from IFC's participation notes, over and above minimum contractual interest, was $3 million lower in FY09 than in FY08. Unrealized losses on loans accounted for at fair value were $44 million higher than in FY08.

Income from equity investments

Income from the equity investment portfolio decreased by $1,730 million from income of $1,688 million in FY08 to a loss of $42 million in FY09.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY09 of $1,004 million, as compared with $1,396 million for FY08, a decrease of $392 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met. A significant portion of these gains ($381 million) were realized during the last three months of FY09 as IFC took advantage of the overall recovery in emerging markets during the fourth quarter of FY09.

Total realized gains on equity investments are concentrated – in FY09, 9 investments generated individual capital gains in excess of $20 million for a total of $723 million, or 72%, of the FY09 gains, compared to 15 investments that generated individual capital gains in excess of $20 million for a total of $863 million, or 62%, of the FY08 gains.

Dividend income totaled $311 million, as compared with $428 million in FY08. Consistent with FY08, a significant amount of IFC's dividend income in FY09 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $56 million in FY09, as compared with $59 million in FY08.

[6] Also referred to as general provisions.

Unrealized losses on equity investments that are accounted for at fair value through net income in FY09 totaled $299 million, as compared with gains of $12 million in FY08. Consistent with overall trends in emerging markets, IFC reported unrealized losses in the first nine months of FY09 of $353 million and unrealized gains in the last three months of FY09 of $54 million.

Income from debt securities

Income from debt securities decreased to $71 million in FY09 from $163 million in FY08, a decrease of $92 million. The majority of the decrease was attributable to lower realized gains on sales of debt securities in FY09 when compared with FY08. Realized gains on debt securities were $96 million lower in FY09 as compared to FY08, There was one individually significant realized gain in FY08 that did not recur in FY09.

Provision for losses on loans and guarantees

As noted above, the quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings deteriorated during FY09 as a result of worsening economic conditions. Loan performance, however, remained solid with non-performing loans as a percentage of the disbursed loan portfolio increasing marginally from 2.4% of the disbursed loan portfolio at June 30, 2008 to 2.7% of the disbursed loan portfolio at June 30, 2009. As a result, IFC recorded a provision for losses on loans and guarantees of $438 million in FY09 ($109 million in specific provisions, $332 million in portfolio provisions, and $(3) million in respect of guarantees) as compared to $38 million in FY08 ($(34) million in specific provisions, $71 million of portfolio provisions and $1 million in respect of guarantees). On June 30, 2009, IFC's total reserves against losses on loans were 7.4% of the disbursed loan portfolio (5.5% at June 30, 2008).

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $14.6 billion at June 30, 2008, to $17.9 billion at June 30, 2009.

Income from liquid asset trading activities totaled $474 million in FY09 ($473 million in FY08). In both FY09 and FY08, the P1, P2, P3 and P4 portfolios underperformed their respective benchmarks and the P0 portfolio outperformed its benchmark. As in FY08, the main cause of the underperformances when compared to benchmark in FY09 was the poor performance of the holdings of ABS and MBS.

Negative income on the mortgage-backed and asset-backed securities portfolio in FY09 was more than offset by positive income from the cash and treasury security portfolio. Increased risk aversion led to lower treasury yields and price appreciation on the treasury portfolio. In addition to interest income of $510 million, holdings of treasury securities showed $334 million of gains in FY09 and the portfolio of ABS and MBS suffered further mark-to-market declines in the first nine months of FY09 but rebounded during FY09 Q4 and after seven consecutive quarters of losses, the Corporation recorded gains of $177 million in the fourth quarter of FY09. Overall, fair value losses on ABS and MBS totaled $368 million in FY09. All holdings in the liquid asset portfolio paid on schedule in FY09. At June 30, 2009, trading securities with a fair value of $856 million are classified as Level 3 securities in accordance with SFAS No. 157, *Fair Value Measurements* ($319 million on June 30, 2008).

The P1 portfolio generated a return of $130 million in FY09, a return of 0.53%[7]. In FY08, the P1 portfolio generated a return of $(10) million, or (0.06)%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $(2) million in FY09, or 0.65%, $32 million lower than the $30 million, or 3.13%, return in FY08.

The P2 and externally-managed P4 portfolios returned $293 million (5.87%) and $25 million (6.40%) in FY09, respectively, as compared to $332 million (5.71%) and $13 million (2.90%) in FY08.

---

7 Return percentages are reported gross offers.

IFC's P0 portfolio earned $28 million in FY09, a total return of 1.70%, as compared to $73 million (4.44%) in FY08.

Income from IFC's P6 local currency liquidity portfolio totaled $42 million in FY09 ($35 million in FY08).

Charges on borrowings

IFC's charges on borrowings decreased by $294 million, from $782 million in FY08 to $488 million in FY09, largely reflecting the decreased US dollar interest rate environment, when comparing FY09 and FY08. During FY09, IFC bought back $1.05 billion of its market borrowings. Charges on borrowings of $488 million in FY09 ($782 million in FY08) are reported net of gains on buybacks of $61 million ($2 million in FY08). The weighted average cost of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, fell during the year from 2.8% at June 30, 2008 to 1.4% at June 30, 2009. The size of the borrowings portfolio, net of borrowing-related derivatives and before fair value adjustments, increased by $6.2 billion in FY09 from $19.6 billion at June 30, 2008, to $25.8 billion at June 30, 2009.

Other income

Other income of $153 million for FY09 was $40 million higher than in FY08 ($113 million). Other income in FY09 includes income from the P6 local currency liquidity portfolio of $42 million, which, in FY08, was reported in income from liquid assets trading activities.

Other expenses

Administrative expenses (the principal component of other expenses) increased by $33 million (6%) from $549 million in FY08 to $582 million in FY09, principally reflecting the significant increase in business volumes anticipated at the beginning of FY09 and associated Board-approved administrative budget increases, which were offset in part by cost controls put in place by IFC as the global financial crisis worsened. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($31 million in FY09, as compared with $33 million in FY08). IFC recorded an expense from pension and other postretirement benefit plans in FY09 of $34 million, as compared with $3 million in FY08.

Expenditures for advisory services

Expenditures for advisory services in FY09 totaled $129 million, $6 million or 5% higher than expenditures for advisory services of $123 million in FY08. The increase reflects the continued growth in demand for IFC's advisory services.

Performance-based grants and IFC SME Ventures for IDA countries

Expenditures were $6 million in FY09 ($27 million in FY08).

Net gains and losses on other non-trading financial instruments

As discussed in more detail in Note A to IFC's FY09 consolidated financial statements, in accordance with SFAS No. 159, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of SFAS No. 159, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value in accordance with SFAS No. 133.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY09 and FY08 can be summarized as follows (US$ millions):

	FY09	FY08
Unrealized gains on market borrowings and associated derivatives, net	$381	$ 17
Unrealized (losses) gains on derivatives associated with loans	(83)	8
Unrealized gains (losses) on derivatives associated with debt securities	1	(2)
Net gains on derivatives associated with equity investments	153	86
Net gains on other non-trading financial instruments accounted for at fair value	$452	$109

The largest component of net gains and losses on other financial instruments in FY09 was on market borrowings and associated derivatives. Changes in fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

Prior to FY09, IFC's own credit spread had been relatively stable at sub-LIBOR rates — as such, there was no significant reported volatility associated with fair valuing IFC's market borrowings and associated derivatives. Beginning in the second quarter of FY09 and extending into the third quarter of FY09 as the global financial crisis worsened, IFC's own credit spreads, consistent with all supranational and other triple-A rated institutions widened considerably but narrowed somewhat during the fourth quarter, although remaining LIBOR-plus at June 30, 2009. As a result, IFC reported a credit to net income for FY09 of $381 million, as compared to $17 million in FY08.

IFC reported a net gain on derivatives associated with equity investments (principally put options, stock options, conversion features and warrants) of $153 million in FY09. As emerging markets equities declined in FY09, IFC's put options, stock warrants, and conversion features entered into in part as an exit strategy became more valuable, resulting in unrealized net gains. Such gains are highly concentrated, with five derivatives accounting for $105 million of gains and five derivatives accounting for $55 million of losses in FY09 (five derivatives accounting for $103 million, or 94%, of the gains in FY08).

Grants to IDA

During FY09, IFC recorded a grant to IDA of $450 million, as compared with $500 million in FY08.

Other Comprehensive Income

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by: (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

During the first nine months of FY09, IFC recorded a charge to OCI in the amount of $2,077 million relating to equity investments and debt securities as global emerging markets experienced significant declines. In the fourth quarter of FY09, as emerging markets rallied, IFC recorded a credit to OCI in the amount of $432 million, resulting in a full year charge to OCI in the amount of $1,645 million in respect of equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY09	FY08
Net unrealized losses on equity investments arising during the year:		
Unrealized gains	$ 180	$ 694
Unrealized losses	(1,294)	(602)
Reclassification adjustment for realized gains and impairment write-downs included in net income	(357)	(570)
Net unrealized losses on equity investments	$(1,471)	$(478)
Net unrealized (losses) gains on debt securities arising during the year		
Unrealized gains	$ 57	$ 232
Unrealized losses	(294)	(106)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income	63	(104)
Net unrealized (losses) gains on debt securities	$ (174)	$ 22
Total unrealized (losses) gains on equity investments and debt securities	$(1,645)	$(456)

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

IFC recognizes the funded status of each of its plans on its consolidated balance sheet. The funded status of each plan is measured as the difference between the fair value of the plan assets and the benefit obligation. On June 30, 2007, IFC recorded a net asset of $648 million for the plans. Additionally, IFC recorded a credit of $246 million in accumulated other comprehensive income. During each subsequent year, changes in the funded status of these plans will be recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY09, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $346 million, primarily reflecting lower fair value of plan assets, with a lower relative decline in projected benefit obligation.

FY08 VERSUS FY07

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $1,938 million in FY08, $801 million lower than income before net gains and losses on other non-trading financial instruments accounted for at fair value of $2,739 million in FY07. Income before grants to IDA totaled $2,047 million in FY08, as compared with $2,640 million in FY07. Grants to IDA were $500 million in FY08 as compared to $150 million in FY07, resulting in overall net income (in accordance with US GAAP) of $1,547 million in FY08 as compared to $2,490 million in FY07.

FY08 net income was robust, particularly with respect to income from equity investments. Realized gains on equity investments totaled $1,396 million in FY08. IFC recorded a charge for equity impairment write-downs of $140 million in FY08. The overall quality of the loan portfolio at the end of FY08 marginally improved from the end of FY07. As a result, specific loan loss reserves decreased but the general loan loss reserve increased due to very strong portfolio growth. IFC recorded a small provision for losses on loans and guarantees of $38 million in FY08. Income from liquid asset trading activities, in absolute terms, was relatively robust in FY08 at $473 million, despite the "credit crunch" in FY08 in the United States and its adverse impact on the value of certain asset-backed securities and mortgage-backed securities held in some of IFC's liquid asset portfolios. Performance versus benchmark suffered, though, and losses on asset-backed securities and mortgage-backed securities totaled $474 million in FY08.

A more detailed analysis of the components of IFC's net income follows.

Income from loans and guarantees

Income from loans and guarantees for FY08 totaled $1,065 million, compared with $1,062 million in FY07, an increase of $3 million.

The growth in the loan portfolio and the overall change in average interest rates during FY08, when compared with FY07, contributed $21 million to the increase in income from loans. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $5 million higher in FY08, compared to FY07. Income from IFC's participation notes, over and above minimum contractual interest, was $22 million lower in FY08 than in FY07.

Commitment and financial fees were $21 million higher than in FY07, principally reflecting growth attributable to strong commitments and disbursements in FY08. Unrealized losses on loans accounted for at fair value were $18 million lower than in FY07, and other income from loans was $4 million lower in FY08 than in FY07.

Income from equity investments

Income from the equity investment portfolio decreased by $604 million from $2,292 million in FY07 to $1,688 million in FY08.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY08 of $1,396 million, as compared with $1,941 million for FY07, a decrease of $545 million. Total realized gains on equity investments in FY08 from 15 investments generated individual capital gains in excess of $20 million and comprised 62% of the FY08 gains, compared to 13 investments that generated individual capital gains in excess of $20 million and comprised 76% of the FY07 gains. During FY07, IFC sold its shares in Banca Comerciala Romana S.A. and recorded a capital gain in the amount of $833 million. IFC continued to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income totaled $428 million, as compared with $385 million in FY07. Consistent with FY07, a significant amount of IFC's dividend income in FY08 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $59 million in FY08, as compared with $64 million in FY07.

Unrealized gains on equity investments in FY08 pursuant to IFC's adoption of SFAS No. 159 effective July 1, 2008, totaled $12 million in FY08. Income from investments accounted for under the equity method totaled $19 million in FY07.

Income from debt securities

Income from debt securities increased to $163 million in FY08 from $27 million in FY07, an increase of $136 million. Realized gains on debt securities were $103 million higher than in FY07, and the impact of the growth in the debt securities portfolio and the change in the overall interest rate environment contributed $36 million to the increase. Dividends from preferred shares classified as debt securities were $3 million lower in FY08 when compared to FY07.

Provision for losses on loans and guarantees

The quality of IFC's loan portfolio improved marginally during FY08. IFC recorded a provision for losses on loans and guarantees of $38 million in FY08 ($43 million release in FY07), including $1 million in respect of guarantees ($2 million release in FY07). On June 30, 2008, IFC's total reserves against losses on loans were 5.5% of the disbursed loan portfolio (6.5% at June 30, 2007).

Income from liquid asset trading activities

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $13.3 billion at June 30, 2007, to $14.6 billion at June 30, 2008.

Income from liquid asset trading activities totaled $473 million in FY08 ($618 million in FY07). In FY08, the P1, P2, P3 and P4 portfolios underperformed their respective benchmarks and the P0 portfolio outperformed its benchmark. In FY07, the P0 and P3 portfolios outperformed their respective benchmarks, while the P1, P2 and P4 portfolios underperformed their respective benchmarks. The main cause of the underperformances when compared to benchmark in FY08 was the poor performance of the holdings of mortgage-backed and asset-backed securities. Weak housing data in the United States led to lower valuations of mortgage-backed and asset-backed securities. Announcements of widespread credit losses and write downs fueled systemic risk concerns in the global banking system and led to widespread deleveraging and a general flight to quality. Losses on asset-backed and mortgage-backed securities in FY08 totaled $474 million. IFC's asset-backed and mortgage-backed securities were rated "triple-A" by at least one rating agency at June 30, 2008. United States Treasury paper rallied sharply and prices for all credit paper regardless of the intrinsic credit quality suffered substantially. Gains on other non-asset-backed and mortgage-backed securities were $278 million in FY08.

The P1 portfolio generated a loss of $10 million in FY08, a return of (0.06)%. In FY07, the P1 portfolio generated a return of $211 million, or 4.61%. The P3 portfolio, managed against the same variable rate target as the P1 portfolio, returned $30 million in FY08, or 3.13%, $29 million lower than the $59 million, or 5.82%, return in FY07.

The P2 and P4 portfolios returned $332 million (5.71%) and $13 million (2.90%) in FY08, respectively, as compared to $247 million (4.54%) and $20 million (5.17%) in FY07.

IFC's P0 portfolio earned $73 million in FY08, a total return of 4.44%, as compared to $81 million (5.52%) in FY07.

Income from IFC's P6 local currency liquidity portfolio totaled $35 million in FY08.

Charges on borrowings

IFC's charges on borrowings decreased by $19 million, from $801 million in FY07 to $782 million in FY08, largely reflecting the decreased US dollar interest rate environment, when comparing FY08 and FY07. The weighted average cost of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, fell during the year from 5.0% at June 30, 2007 to 2.8% at June 30, 2008. The size of the borrowings portfolio, net of borrowing-related derivatives and before fair value adjustments, increased by $4.0 billion in FY08 from $15.6 billion at June 30, 2007, to $19.6 billion at June 30, 2008.

Other income

Other income of $113 million for FY08 was $14 million higher than in FY07 ($99 million).

Other expenses

Administrative expenses (the principal component of other expenses) increased by 14% from $482 million in FY07 to $549 million in FY08, principally reflecting the significant increase in business volumes and associated Board approved administrative budget increases and staff complement in country offices in FY08 when compared to FY07. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($33 million in FY08, as compared with $34 million in FY07). IFC recorded an expense from pension and other postretirement benefit plans in FY08 of $3 million, as compared with $15 million in FY07.

Expenditures for advisory services

Expenditures for advisory services in FY08 totaled $123 million, $27 million or 28% higher than expenditures for advisory services of $96 million in FY07. The increase reflects the continued growth in demand for such services.

Performance-based grants

Expenditures for PBG were $27 million in FY08 ($0 in FY07).

Net gains and losses on other non-trading financial instruments

As more fully disclosed in Notes A and X to IFC's FY08 consolidated financial statements, IFC elected to early adopt SFAS No. 159 and account for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of SFAS No. 159, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value in accordance with SFAS No. 133. Prior to July 1, 2007, IFC had designated certain hedging relationships in its borrowing activities as fair value hedges. The resulting ineffectiveness calculated for such relationships was recorded in net unrealized gains and losses on non-trading financial instruments, in net income.

The effects of SFAS No. 159 and SFAS No. 133 on net income in FY08 and FY07 can be summarized as follows (US$ millions):

	FY08	FY07
Unrealized gains (losses) on market borrowings	$ 14	$(173)
Unrealized gains on derivatives associated with market borrowings	3	180
Unrealized gains (losses) on derivatives associated with loans	8	(9)
Unrealized losses on derivatives associated with debt securities	(2)	(5)
Unrealized gains (losses) on derivatives associated with equity investments	86	(92)
Net gains and losses on other non-trading financial instruments:	$109	$ (99)

The largest component of net unrealized gains and losses on other financial instruments in FY08 was on derivatives associated with equity investments, principally put options, stock options, and warrants. As emerging markets equities experienced declines in FY08, IFC's put options, warrants, and conversion features entered into in part as an exit strategy became more valuable, resulting in unrealized net gains of $110 million. Such unrealized gains were highly concentrated, with five derivatives accounting for $103 million, or 94%, of the unrealized gains.

Grants to IDA

During FY07, IFC recorded a grant to IDA of $500 million, as compared with $150 million in FY07.

Other comprehensive Income

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and, effective July 1, 2007, IFC's equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income.

On July 1, 2007, IFC reflected unrealized gains on such equity investments totaling $2,925 million as a cumulative effect of the adoption of SFAS No. 157 on accumulated other comprehensive income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly

impacted by: (i) the global environment for emerging markets equities; and (ii) the realization of gains on sales of such equity investments and debt securities.

During the first half of FY08, IFC recorded net unrealized gains on equity investments of $943 million in OCI. As the global environment for emerging markets became more challenging in the second half of FY08, IFC recorded net unrealized losses on equity investments in OCI of $1,421 million, a net unrealized loss totaling $478 million in FY08.

The net change in unrealized gains on equity investments and debt securities in OCI can be summarized as follows:

	FY08	FY07
Net unrealized losses on equity investments arising during the year		
Unrealized gains	$ 694	$ —
Unrealized losses	(602)	—
Less: reclassification adjustment for realized gains included in net income	(570)	—
Net unrealized losses on equity investments	$(478)	$ —
Net unrealized gains on debt securities arising during the year		
Unrealized gains	$ 232	$138
Unrealized losses	(106)	—
Less: reclassification adjustment for realized gains included in net income	(104)	(1)
Net unrealized gains on debt securities	$ 22	$137

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

IFC recognizes the funded status of each of its plans on its consolidated balance sheet. The funded status of each plan is measured as the difference between the fair value of the plan assets and the benefit obligation. On June 30, 2007, IFC recorded a net asset of $648 million for the plans. Additionally, IFC recorded a credit of $246 million in accumulated other comprehensive income. During each subsequent year, changes in the funded status of these plans will be recognized in other comprehensive income, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY08, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $206 million in FY08, primarily reflecting the excess of expected returns over actual returns on plan assets.

GOVERNANCE

MANAGEMENT CHANGES

During FY09, the following changes occurred in the senior management of IFC:

- Mr. Rashad Kaldany was appointed Vice President, Middle East and North Africa, and Global Infrastructure Cluster, effective July 1, 2008.
- Ms. Farida Khambata's title became Vice President, Asia, Latin America, and Global Manufacturing Cluster, effective July 1, 2008.
- Mr. Jyrki Koskelo's title became Vice President, Europe/Central Asia, and Global Financial Markets Cluster, effective July 1, 2008.
- Mr. Thierry Tanoh was appointed Vice President, Sub-Saharan Africa and Western Europe, effective July 1, 2008.

- Mr. Michel Maila was appointed Interim Chief Information Officer for the World Bank Group, effective December 8, 2008 through June 30, 2009 and Mr. Rashad Kaldany assumed interim leadership of the Risk Management function, effective December 10, 2008 through June 30, 2009.
- Ms. Farida Khambata stepped down from her duties as Vice President, Asia, Latin America, and Global Manufacturing Cluster, effective January 1, 2009 and subsequently retired effective May 5, 2009.
- Ms. Nina Shapiro, Vice President, Finance and Treasurer, assumed leadership of the Equity Department, effective January 1, 2009.
- Mr. Rashad Kaldany's title became Vice President, Middle East, North Africa, East and South Asia, and Global Infrastructure, effective January 1, 2009.
- Mr. Jyrki Koskelo's title became Vice President, Europe, Central Asia, Latin America and the Caribbean, and Global Financial Markets, effective January 1, 2009.
- Mr. Thierry Tanoh's title became Vice President, Sub-Saharan Africa, Western Europe, and Global Manufacturing, effective January 1, 2009.
- Mr. Michael Klein stepped down from his duties as Vice President, Financial and Private Sector Development and IFC Chief Economist, effective May 31, 2009 and subsequently retired effective July 7, 2009.
- Ms. Penelope Brook, Director, became Acting Vice President, Financial and Private Sector Development, effective June 1, 2009 through October 18, 2009.

Subsequent to June 30, 2009, the following changes have occurred in the senior management of IFC:

- Mr. Gavin E.R. Wilson was appointed CEO, IFC Asset Management Company LLC, effective July 1, 2009 and became part of IFC's Management Team effective September 30, 2009.
- Mr. Janamitra Devan was appointed Vice President, Financial and Private Sector Development, effective October 19, 2009.

Board of Directors

In accordance with its Articles of Agreement, members of IFC's Board are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. The President is the only management member of the Board, serving as a non-voting member and as Chairman of the Board. The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries and a balanced representation between borrowing and non-borrowing member countries. Some or all of the responsibilities of individual Committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two-year term; reappointment to a second term,

when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with the external auditor in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on IFC's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in July 2009.

Communications

The Audit Committee communicates regularly with the Board through distribution of the following:

- The minutes of its meetings.
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC and IBRD.
- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report to the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section, below.

Executive Sessions

Members of the Audit Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Outside Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to the management of IFC. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics and Business Conduct Infrastructure

Staff members' ethical obligations to the institution are embodied in its Core Values and Principles of Staff Employment. In support of this commitment, the institution has in place a Code of Professional Ethics, entitled

Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD's Web site, www.worldbank.org. Orientation training for new staff and other ethics training promote awareness and familiarize staff with the Code.

The World Bank Group is currently finalizing an updated Code, which is expected to be rolled out in the first quarter of FY10 as the "Code of Conduct." An e-learning module on the updated Code is also in the final design phases, with rollout planned for the second quarter of FY10. This training will be for certification, and staff, including consultants, will be required to complete an acknowledgement that they will abide by the tenets of the Code.

In addition to the Code, the business conduct obligations of staff are articulated in the Staff Manual (Principles of Staff Employment, Staff Rules), Administrative Manual and other guidelines. The Principles and Staff Rules require that all staff avoid or properly manage conflicts of interest.

Further, the Code, rules and policies, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's business conduct framework. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

The following World Bank Group units assist in communicating business conduct expectations to staff:

- The Office of Ethics and Business Conduct ("EBC") works to ensure that staff are aware of their business conduct-related obligations. It provides insight on ethics trends to senior management and oversees related outreach, training and communications initiatives. EBC also handles allegations of staff misconduct not involving significant fraud and corruption. The Integrity Vice Presidency ("INT") is charged with investigating allegations of significant fraud and corruption both in the World Bank Group and in World Bank Group-funded projects. It also trains and educates staff and clients in detecting and reporting fraud and corruption.
- Both EBC and INT report directly to the President of the World Bank Group. Staff from these units include professionals from a broad range of disciplines, including trainers, financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and staff with World Bank Group operational experience. These units maintain comprehensive websites to provide guidance on how to handle concerns.

The World Bank Group has both an Ethics HelpLine and a Fraud and Corruption hotline, overseen by EBC and INT respectively. These resources are referenced in the Code, and are run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll-free service in countries where access to telecommunications may be limited. These phone services can accept calls in multiple languages. Other reporting channels include phone, mail, email (EBC maintains a Lotus Notes service account called Ethics_HelpLine), anonymously, or through confidential submission through the units' respective websites. Callers may also visit the offices in person.

IFC has in place procedures for the receipt, retention and handling of recommendations and concerns identified during accounting, internal control and auditing processes.

The World Bank Group's Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten operations or governance of the World Bank Group. Additionally, these rules offer protection from retaliation. In FY08, the institution implemented strengthened whistleblower protections.

AUDITOR INDEPENDENCE

The Board has adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services;

- All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee;
- Mandatory rebidding of the external audit contract every five years;
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms;
- Mandatory rotation of the senior partner after five years; and
- An evaluation of the performance of the external auditor at the mid-point of the five-year term.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY09 in connection with the mandatory rebidding process, KPMG began a five-year term as IFC's external auditor.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- Quarterly and annual financial statement reporting;
- Annual appointment of the external auditors;
- Presentation of the external audit plan;
- Presentation of control recommendations and discussion of the COSO report; and
- Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

Audit Fees

For FY09, KPMG LLP served as IFC's independent external auditors. Expenses included $1.5 million for audit services and audit-related services.

ORGANIZATION AND ADMINISTRATION OF IFC

Membership

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 182 member countries at June 30, 2009. Membership in IFC is open only to members of IBRD at such times and in accordance with such terms and conditions as IFC shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government's capital stock in IFC. Also, a member may be suspended by a decision of a majority of the Governors exercising a majority of IFC's total voting power if such member fails to fulfill any of its obligations to IFC.

Administration

IFC's administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. Each member country has 250 votes plus one

additional vote for each share of stock held by that member. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of IBRD who has been either (i) appointed by a member of IBRD which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of IBRD which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 24 Directors. Five Directors are appointed by individual members and the remaining 19 are elected by the Governors representing the other members. The President of IBRD is *ex officio* Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of IFC and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of IFC is vested in the Executive Vice President.

The following is a list of the principal officers of IFC as of November 23, 2009:

President	Robert B. Zoellick
Executive Vice President and CEO	Lars H. Thunell
Vice President, Human Resources, Communications and Administration	Dorothy H. Berry
Vice President, Financial and Private Sector Development	Janamitra Devan
Vice President, Middle East and North Africa, East and South Asia, and Global Infrastructure	Rashad Kaldany
Vice President, Business Advisory Services	Rachel Kyte
Vice President, Europe, Central Asia, Latin America and the Caribbean, and Global Financial Markets	Jyrki Koskelo
Vice President, Risk Management	Michel G. Maila
Vice President and General Counsel	Rachel F. Robbins
Vice President, Finance and Treasurer	Nina B. Shapiro
Vice President, Sub-Saharan Africa, Western Europe, and Global Manufacturing	Thierry Tanoh
CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Gavin E.R. Wilson

IFC is a legal entity separate and distinct from IBRD. The funds of IFC are kept separate and apart from those of IBRD and obligations of IFC are not obligations of, or guaranteed by, IBRD.

The Articles of Agreement

The Articles of Agreement constitute IFC's governing charter. They prescribe IFC's purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be

decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC's head office in Washington, D.C.

Legal Status, Immunities and Privileges

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below.

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of IFC are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. IFC is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
June 30, 2009 and September 30, 2009

	Page
June 30, 2009	
Management's Financial Reporting Assurance	47
Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting	49
Consolidated balance sheets as of June 30, 2009 and June 30, 2008	51
Consolidated statements of income for each of the three years ended June 30, 2009	52
Consolidated statements of comprehensive income for each of the three years ended June 30, 2009	53
Consolidated statements of changes in capital for each of the three years ended June 30, 2009	54
Consolidated statements of cash flows for the three fiscal years ended June 30, 2009	55
Statement of capital stock and voting power as of June 30, 2009	56
Notes to consolidated financial statements	57
Independent Auditors' Report	92
September 30, 2009	
Management's Discussion and Analysis as of and for the three months ended September 30, 2009	93
Condensed consolidated balance sheets as of September 30, 2009 (unaudited) and June 30, 2009 (unaudited)	102
Condensed consolidated income statements for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)	103
Condensed consolidated statements of comprehensive income for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)	104
Condensed consolidated statements of changes in capital for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)	105
Condensed consolidated statements of cash flows for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)	106
Notes to condensed consolidated financial statements (unaudited)	107
Report of Independent Accountants	130

International Finance Corporation
World Bank Group

August 5, 2009

Audit Committee of the Board of Directors
International Finance Corporation

We have reviewed the consolidated financial statements for the period ending on June 30, 2009, and the accompanying management's discussion and analysis of the International Finance Corporation (IFC) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the consolidated financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IFC for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IFC. As part of carrying out these responsibilities, Management has:

- designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

- designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IFC's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IFC's internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IFC's internal controls over external financial reporting.

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IFC's external auditors and the Audit Committee of IFC's Board of Directors:

- all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect IFC's ability to record, process, summarize, and report financial information; and
- any fraud, whether or not material, that involves Management or other employees who have a significant role in IFC's internal controls over financial reporting.

Robert B. Zoellick
President

Lars H. Thunell
Executive Vice President and CEO

Michel G. Maila
Vice President, Risk Management

Bernard Lauwers
Controller

International Finance Corporation
World Bank Group

August 5, 2009

Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with US GAAP. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

Key procedures that Management has established, which are designed to provide effective internal financial control within IFC, include the preparation, review and Board approval of annual financial plans that align with strategic plans prepared every year. Results are monitored regularly and reports on progress compared to the plan are prepared quarterly. Additionally, systems are in place to monitor financial risks such as changes in the market prices of financial instruments, funding of assets, operational error and fraud. Exposure to these risks is monitored by the IFC Corporate Risk Committee.[1] Further, the system of internal controls includes written policies and procedures, proper delegation of authority, accountability through establishing responsibility centers and segregation of duties.

[1] The members of the Corporate Risk Committee are: the EVP and CEO (Chair), VP Risk Management, VP Business Advisory Services, VP Europe, Central Asia, Latin America and the Caribbean and Global Financial Markets, VP Middle East and North Africa, East and South Asia and Global Infrastructure, VP Sub-Saharan Africa, Western Europe and Global Manufacturing, VP Finance and Treasurer and VP and General Counsel.

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial presentations in conformity with US GAAP as of June 30, 2009. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2009.

The Board of Executive Directors of IFC has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Executive Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Robert B. Zoellick
President

Lars H. Thunell
Executive Vice President and CEO

Michel G. Maila
Vice President, Risk Management

Bernard Lauwers
Controller and Director

CONSOLIDATED BALANCE SHEETS

as of June 30, 2009 and June 30, 2008

(US$ millions)

	2009	2008
Assets		
Cash and due from banks	$ 380	$ 344
Time deposits	3,877	8,418
Trading securities - Notes B and X	20,243	12,346
Securities purchased under resale agreements	544	35
Investments - Notes C, D and X		
Loans ($386 - June 30, 2009 and $248 - June 30, 2008 at fair value) (net of reserves against losses of $1,238 - June 30, 2009 and $848 - June 30, 2008) - Notes C, D and X	15,328	14,381
Equity investments ($3,243 - June 30, 2009 and $4,702 - June 30, 2008 at fair value) - Notes C and X	5,344	7,318
Debt securities - Notes C and X	1,542	1,620
Total investments	22,214	23,319
Derivative assets - Note P	2,195	1,630
Receivables and other assets - Note I	2,030	3,379
Total assets	**$ 51,483**	**$ 49,471**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,388	$ 6,018
Borrowings outstanding - Note J		
From market sources at amortized cost	399	422
From market sources at fair value	25,261	19,785
From International Bank for Reconstruction and Development at amortized cost	51	54
Total borrowings	25,711	20,261
Derivative liabilities - Note P	1,553	1,408
Payables and other liabilities - Note K	1,709	3,523
Total liabilities	35,361	31,210
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each - Note L Subscribed and paid-in	2,369	2,366
Accumulated other comprehensive income - Note N	711	2,703
Retained earnings	13,042	13,192
Total capital	16,122	18,261
Total liabilities and capital	**$ 51,483**	**$ 49,471**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2009

(US$ millions)

	2009	2008	2007
Income from investments			
Income from loans and guarantees - Note D	$ 871	$ 1,065	$ 1,062
(Provision) release of provision for losses on loans and guarantees - Note D	(438)	(38)	43
(Loss) income from equity investments - Note F	(42)	1,688	2,292
Income from debt securities ($42 of total other-than-temporary impairment losses, of which $34 recognized in other comprehensive income - June 30, 2009) - Note E	71	163	27
Total income from investments	**462**	**2,878**	**3,424**
Income from liquid asset trading activities - Note B	474	473	618
Charges on borrowings - Note J	(488)	(782)	(801)
Income from investments and liquid asset trading activities, after charges on borrowings	**448**	**2,569**	**3,241**
Other income			
Service fees	39	58	53
Other - Note M	114	55	46
Total other income	**153**	**113**	**99**
Other expenses			
Administrative expenses - Notes T and U	(582)	(549)	(482)
Expense from pension and other postretirement benefit plans - Note S	(34)	(3)	(15)
Other	(13)	(3)	(3)
Total other expenses	**(629)**	**(555)**	**(500)**
Foreign currency transaction gains (losses) on non-trading activities	10	(39)	(5)
Expenditures for advisory services - Note N	(129)	(123)	(96)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note N	(6)	(27)	-
(Loss) income before net gains (losses) on other non-trading financial instruments accounted for at fair value and grants to IDA	**(153)**	**1,938**	**2,739**
Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note O	452	109	(99)
Income before grants to IDA	**299**	**2,047**	**2,640**
Grants to IDA - Note N	(450)	(500)	(150)
Net (loss) income	**$ (151)**	**$ 1,547**	**$ 2,490**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2009

(US$ millions)

	2009	2008	2007
Net (loss) income	**$ (151)**	**$ 1,547**	**$ 2,490**
Other comprehensive (loss) income			
Net unrealized (losses) gains on debt securities arising during the year	(237)	126	138
Less: reclassification adjustment for realized gains included in net income	(8)	(104)	(1)
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	(34)	-	-
Add: reclassification adjustment for impairment write-downs included in net income	105	-	-
Net unrealized (losses) gains on debt securities	(174)	22	137
Net unrealized (losses) gains on equity investments arising during the year	(1,114)	92	-
Less: reclassification adjustment for realized gains included in net income	(810)	(570)	-
Add: reclassification adjustment for impairment write-downs included in net income	453	-	-
Net unrealized losses on equity investments	(1,471)	(478)	-
Unrecognized net actuarial gains (losses) and unrecognized prior service credits (costs) on benefit plans	(346)	(206)	-
Translation adjustments on investments accounted for under the equity method	-	-	2
Total other comprehensive (loss) income	**(1,991)**	**(662)**	**139**
Total comprehensive (loss) income	**$ (2,142)**	**$ 885**	**$ 2,629**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2009

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income	Capital stock [†]	Total capital
At July 1, 2006	**$ 7,868**	**$ 852**	**$ 8,720**	**$ 57**	**$ 2,364**	**$ 11,141**
Year ended June 30, 2007						
Net income	2,490		2,490			2,490
Other comprehensive income				139		139
Expenditures against designated retained earnings - Note N	246	(246)	-			-
Adjustments to initially apply SFAS No. 158 - Note S				246		246
Payments received for capital stock subscribed			-		1	1
At June 30, 2007	**$ 10,604**	**$ 606**	**$ 11,210**	**$ 442**	**$ 2,365**	**$ 14,017**
Cumulative effect of adoption of SFAS No. 157 - Note X				2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note X	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	**$ 11,039**	**$ 606**	**$ 11,645**	**$ 3,365**	**$ 2,365**	**$ 17,375**
Year ended June 30, 2008						
Net income	1,547		1,547			1,547
Other comprehensive income (loss)				(662)		(662)
Expenditures against designated retained earnings - Note N	650	(650)	-			-
Designations of retained earnings - Note N	(870)	870	-			-
Payments received for capital stock subscribed			-		1	1
At June 30, 2008	**$ 12,366**	**$ 826**	**$ 13,192**	**$ 2,703**	**$ 2,366**	**$ 18,261**
Cumulative effect of adoption of FSP FAS 115-2 - Notes E and N	1		1	(1)		-
At June 30, 2008 after cumulative effect adjustments	**$ 12,367**	**$ 826**	**$ 13,193**	**$ 2,702**	**$ 2,366**	**$ 18,261**
Year ended June 30, 2009						
Net loss	(151)		(151)			(151)
Other comprehensive income (loss)				(1,991)		(1,991)
Expenditures against designated retained earnings - Note N	585	(585)	-			-
Designations of retained earnings - Note N	(550)	550	-			-
Payments received for capital stock subscribed			-		3	3
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**

[†] Capital stock includes payments received on account of pending subscriptions.

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2009

(US$ millions)

	2009	2008	2007
Cash flows from investing activities			
Loan disbursements	$ (4,356)	$ (5,076)	$ (4,490)
Investments in equity securities	(1,153)	(1,622)	(1,057)
Investments in debt securities	(131)	(952)	(294)
Loan repayments	2,274	2,658	2,558
Equity redemptions	4	29	1
Debt securities repayments	31	15	4
Sales of loans	-	59	-
Sales of equity investments	1,382	1,590	2,515
Sales of debt securities	8	155	2
Net cash used in investing activities	(1,941)	(3,144)	(761)
Cash flows from financing activities			
Medium and long-term borrowings			
New issues	8,980	6,024	2,788
Retirement	(3,017)	(2,210)	(2,241)
Medium and long-term borrowings related derivatives, net	117	154	177
Capital subscriptions	3	1	1
Net cash provided by financing activities	6,083	3,969	725
Cash flows from operating activities			
Net (loss) income	(151)	1,547	2,490
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Realized gains on equity investments	(1,004)	(1,396)	(1,941)
Realized gains on sales of debt securities	(8)	(104)	(1)
Net discounts paid on retirement of borrowings	(17)	(5)	(3)
Net realized gains on borrowings extinguishments	(61)	(2)	(1)
Unrealized losses (gains) on equity investments accounted for at fair value under the Fair Value Option	299	(12)	-
Unrealized losses on loans accounted for under the Fair Value Option	62	18	-
Income from investments accounted for under the equity method	-	-	(19)
Equity investment impairment write-downs	1,058	140	40
Impairment losses on debt securities available-for-sale	8	-	-
Unrealized gains on debt securities accounted for under the Fair Value Option	(2)	-	-
Provision (release of provision) for losses on loans and guarantees	438	38	(43)
Foreign currency transaction (gains) losses on non-trading activities	(10)	39	5
Net (gains) losses on other non-trading financial instruments accounted for at fair value	(452)	(109)	99
Change in accrued income on loans, time deposits and securities	(21)	(38)	1,100
Change in payables and other liabilities	(3,210)	(1,742)	2,257
Change in receivables and other assets	2,707	1,129	(855)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(8,156)	2,990	(832)
Net cash (used in) provided by operating activities	(8,520)	2,493	2,296
Change in cash and cash equivalents	(4,378)	3,318	2,260
Effect of exchange rate changes on cash and cash equivalents	(127)	83	(17)
Net change in cash and cash equivalents	(4,505)	3,401	2,243
Beginning cash and cash equivalents	8,762	5,361	3,118
Ending cash and cash equivalents	$ 4,257	$ 8,762	$ 5,361
Composition of cash and cash equivalents			
Cash and due from banks	$ 380	$ 344	$ 382
Time deposits	3,877	8,418	4,979
Total cash and cash equivalents	$ 4,257	$ 8,762	$ 5,361
Supplemental disclosure			
Change in ending balances resulting from currency exchange rate fluctuations:			
Loans outstanding	$ (535)	$ (421)	$ (211)
Borrowings	414	725	201
Currency swaps	2	-	-
Charges on borrowings paid, net	527	827	790
Non-cash item:			
Loan and debt securities conversion to equity, net	41	109	72

The notes to the consolidated financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2009

(US$ thousands)

Members	Capital stock Amount paid	Capital stock Percent of total	Voting power Number of votes	Voting power Percent of total
Afghanistan	$ 111	*	361	0.01
Albania	1,302	0.05	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.97
Austria	19,741	0.83	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.38
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.04
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.43	81,592	3.38
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.49	11,960	0.50
China	24,500	1.03	24,750	1.02
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.11	121,265	5.02
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	1,380	0.06	1,630	0.07
Germany	128,908	5.44	129,158	5.35
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.43	81,592	3.38
Indonesia	28,539	1.20	28,789	1.19
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.43	81,592	3.38
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.96	141,424	5.86
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kosovo	1,454	0.06	1,704	0.07
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	2,150	0.09	2,400	0.10

Members	Capital stock Amount paid	Capital stock Percent of total	Voting power Number of votes	Voting power Percent of total
Lebanon	$ 135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.16	27,839	1.15
Micronesia, Fed. States of.	744	0.03	994	0.04
Moldova	1,192	0.05	1,442	0.06
Mongolia	144	0.01	394	0.02
Montenegro	1,035	0.04	1,285	0.05
Morocco	9,037	0.38	9,287	0.38
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.33
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.91	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.81
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Qatar	1,650	0.07	1,900	0.08
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.43	81,592	3.38
Rwanda	306	0.01	556	0.02
Samoa	35	*	285	0.01
Sao Tome and Principe	439	0.02	689	0.03
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.19
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.56	37,276	1.54
Sri Lanka	7,135	0.30	7,385	0.31
St. Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Sudan	111	*	361	0.01
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.13	27,126	1.12
Switzerland	41,580	1.75	41,830	1.73
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.61	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.40
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.11	121,265	5.02
United States	569,379	24.03	569,629	23.59
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.16	27,838	1.15
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2009	$ 2,369,396	100.00+	2,414,896	100.00+
Total June 30, 2008	$ 2,365,634	100.00+	2,410,384	100.00+

* Less than .005 percent.
\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow.IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated financial statements include the financial statements of IFC, three subsidiaries, and two variable interest entities (VIEs) (see Note W). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On August 5, 2009, the Board of Directors of IFC (the Board) approved these consolidated financial statements for issue. Following the Board's approval of these consolidated financial statements, IFC has evaluated subsequent events through August 5, 2009, the date of issue.

Consolidated financial statements presentation – As discussed more fully in Note Y to IFC's consolidated financial statements as of and for the year ended June 30, 2008, during the year ended June 30, 2008, IFC restated previously reported results for the year ended June 30, 2007. In addition, certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – Effective July, 1, 2007, IFC adopted Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements (SFAS No. 157)* and SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption and entered into during the year ended June 30, 2008 and the year ended June 30, 2009:

(i) direct equity investments in which IFC has significant influence and other financial interests (e.g. loans) to such investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by SFAS No. 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2009 and June 30, 2008. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the consolidated income statement.

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of debt securities – Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient organization disburses the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Interest on borrowings, amortization of premiums accretion of discounts are reported in charges on borrowings.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that were attributable to the risk being hedged. IFC generally matches the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in the net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of June 30, 2009, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note W provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which was the three months ended March 31, 2009 for IFC.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FAP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on IFC's financial position, results of operations or cash flows.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see third preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 was effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC).

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and nontransferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those transferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 were effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC).

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 165, *Subsequent Events*. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which events or transactions must be evaluated for recognition or disclosure, the circumstances under which events or transactions occurring after balance date should be recognized in the financial statements, and the related disclosures that should be made. SFAS No. 165 was effective for interim and annual financial statements ending after June 15, 2009 (which was the year ended June 30, 2009 for IFC. The adoption of SFAS No. 165 had no material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 9, 2009, the FASB issued FSP 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FSP FAS157-4, reporting entities are required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities are also required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP FSP 157-4 also requires additional disclosures of the inputs and valuation techniques used to measure fair value and a discussion of any changes in those techniques. FSP FAS 157-4 was effective for the first interim or annual reporting period ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be prospectively applied. The adoption of FSP FAS 157-4 had no material impact on IFC's financial position, results of operations or cash flows.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* (FSP FAS 115-2 and 124-2). FSP 115-2 and 124-2 modify the indicator of other-than-temporary-impairment (OTTI) for debt securities and incorporates factors currently included in other authoritative literature into the model for determining whether a debt security is other-than-temporarily-impaired. Among other things, FSP FAS115-2 and 124-2 change the amount of OTTI recognized in net income when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in net income - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in net income and the methodology and significant inputs used to determine the portion of OTTI recognized in net income. FSP FAS 115-2 and 124-2 was effective for interim and annual reporting periods ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. IFC adopted FSP FAS 115-2 and 124-2 effective April 1, 2009. The adoption of FSP FAS 115-2 and 124-2 resulted in the reclassification of non-credit-related OTTI on debt securities to other comprehensive income of $34 million in the year ended June 30, 2009.

Accounting and financial reporting developments – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, *Business Combination*, but retains its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance contracts - an interpretation of FASB Statement No. 60.* (SFAS No. 163) SFAS No. 163 requires insurance enterprises that issue financial guarantee contracts to initially recognize the premium received as unearned premium revenue and to recognize that premium revenue over the period in which the protection is provided and in proportion to it. It also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (which is the year ending June 30, 2010 for IFC). SFAS No. 163 is not expected to apply to IFC.

On April 9, 2009 the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim periods ending after June 15, 2009 (which is the three months ending September 30, 2009 for IFC).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 166.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 167.

In June 2009, The FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting principles, a replacement of FASB Statement No. 162* (SFAS No. 168). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. Following SFAS No. 168, the FASB will not issue new standards in the form of SFASs, FINs or EITF abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to update the Codification. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 (which is the three months end September 30, 2009 for IFC). SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* identified the sources of accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP and arranged these sources of GAAP in a hierarchy to be applied accordingly. Once the Codification is in effect, all of its content will carry the same level of authority effectively superseding SFAS No. 162. SFAS No. 168 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In addition, during the year ended June 30, 2009, the FASB issued and/or approved various FASB Staff Positions (FSP), EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flow of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of IFC's liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2009	June 30, 2008
Assets		
Cash and due from banks	$ 11	$ 31
Time deposits	3,429	8,411
Trading securities	20,243	12,346
Securities purchased under resale agreements	544	35
Receivables and other assets:		
Receivables from unsettled security trades	604	1,647
Accrued interest income on time deposits and securities	108	104
Accrued income on derivative instruments	9	2
Derivative assets	105	13
Total assets	25,053	22,589
Liabilities		
Payables and other liabilities:		
Payables for unsettled security trades	619	1,872
Accrued charges on derivative instruments	25	(1)
Securities sold under repurchase agreements and payable for cash collateral received	6,388	6,018
Derivative liabilities	157	78
Total liabilities	7,189	7,967
Total net liquid asset portfolio	$ 17,864	$ 14,622

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 2.6% of the portfolio at June 30, 2009 (less than 4.8% - June 30, 2008).

Trading securities

Trading securities comprises:

	Year ended June 30, 2009	At June 30, 2009	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 6,231	$ 8,160	2.5
Asset-backed securities	4,886	4,964	19.6
Corporate securities	2,603	6,427	2.5
Money market funds	1,090	692	1.0
Total trading securities	$ 14,810	$ 20,243	

	Year ended June 30, 2008	At June 30, 2008	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 6,147	$ 6,334	4.1
Asset-backed securities	5,930	5,439	26.3
Corporate securities	338	250	1.6
Money market funds	953	323	1.0
Total trading securities	$ 13,368	$ 12,346	

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trading securities at June 30, 2009 includes securities with a fair value of $872 million, which are rated less than triple-A by one or more Rating Agency ($243 million - June 30, 2008).

Income from liquid asset trading portfolio

Income from the liquid asset trading portfolio for the years ended June 30, 2009, June 30, 2008 and June 30, 2007 comprises (US$ millions):

	2009	2008	2007
Interest income	$ 510	$ 662	$ 674
Net losses on trading activities:			
Realized gains (losses)	334	80	(3)
Unrealized losses	(368)	(276)	(55)
Net losses on trading activities	(34)	(196)	(58)
Foreign currency transaction (losses) gains	(2)	7	2
Total income from liquid asset trading portfolio	**$ 474**	**$ 473**	**$ 618**

Net losses on trading activities comprises net losses on asset-backed and mortgage-backed securities of $368 million in the year ended June 30, 2009 ($474 million - year ended June 30, 2008; $34 million - year ended June 30, 2007) and net gains on other trading securities of $334 million in the year ended June 30, 2009 ($278 million gains - year ended June 30, 2008; $24 million losses - year ended June 30, 2007).

The annualized rate of return on the trading liquid asset portfolio, calculated as total income from liquid asset trading portfolio divided by fair value average daily balance, during the year ended June 30, 2009, was 3.2% (3.5% - year ended June 30, 2008; 3.8% - year ended June 30, 2007). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Collateral

The estimated fair value of securities held by IFC at June 30, 2009 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $1,139 million ($318 million - June 30, 2008).

Collateral given by IFC to a counterparty in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements and payable for cash collateral received.

NOTE C – INVESTMENTS

The carrying value of investments at June 30, 2009 and June 30, 2008 comprises (US$ millions):

	June 30, 2009	June 30, 2008
Loans		
Loans at amortized cost	$ 16,180	$ 14,981
Less: Reserve against losses on loans	(1,238)	(848)
Net loans	14,942	14,133
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $466 - June 30, 2009, $266 - June 30, 2008)	386	248
Total Loans	**15,328**	**14,381**
Equity investments		
Equity investments at cost less impairment	2,101	2,616
Equity investments accounted for at fair value as available-for-sale* (cost $963 - June 30, 2009, $1,146 - June 30, 2008)	1,927	3,573
Equity investments accounted for at fair value under the Fair Value Option (cost $1,041 - June 30, 2009, $555 - June 30, 2008)	1,316	1,129
Total equity investments	**5,344**	**7,318**
Debt securities		
Debt securities available-for-sale (amortized cost $1,500 - June 30, 2009, $1,407 - June 30, 2008)	1,542	1,620
Total debt securities	**1,542**	**1,620**
Total carrying value of investments	**$ 22,214**	**$ 23,319**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at June 30, 2009 excludes $12 million ($20 million at June 30, 2008) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by sector is as follows (US$ millions):

	June 30, 2009				June 30, 2008			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Finance and insurance	$ 5,525	$ 1,871	$ 1,246	$ 8,642	$ 5,793	$ 2,166	$ 1,215	$ 9,174
Electric power	1,689	199	69	1,957	1,078	270	86	1,434
Oil, gas and mining	1,350	280	15	1,645	1,024	304	15	1,343
Transportation and warehousing	1,192	37	5	1,234	1,142	32	6	1,180
Food and beverages	957	43	-	1,000	1,002	64	-	1,066
Nonmetallic mineral product manufacturing	885	94	3	982	823	80	2	905
Chemicals	761	146	13	920	658	136	8	802
Information	722	71	57	850	547	98	56	701
Agriculture and forestry	642	140	11	793	485	123	11	619
Collective investment vehicles	17	639	-	656	29	515	-	544
Industrial and consumer products	527	93	22	642	514	46	24	584
Wholesale and retail trade	485	60	5	550	438	58	5	501
Primary metals	520	3	-	523	534	7	-	541
Pulp and paper	437	49	-	486	423	59	-	482
Health care	207	112	65	384	172	35	65	272
Accommodation and tourism services	336	28	16	380	325	44	16	385
Utilities	106	151	-	257	76	183	-	259
Construction and real estate	196	49	-	245	69	38	-	107
Textiles, apparel and leather	138	3	6	147	123	5	5	133
Plastics and rubber	21	15	-	36	32	18	-	50
Education services	30	-	-	30	44	2	-	46
Professional, scientific and technical services	5	12	6	23	5	14	-	19
Total disbursed portfolio	**16,748**	**4,095**	**1,539**	**22,382**	**15,336**	**4,297**	**1,514**	**21,147**
Unrealized gains on equity investments held by consolidated VIEs		10		10		20		20
Unrealized gains on equity investments accounted for at fair value as available-for-sale		964		964		2,427		2,427
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option		275		275		574		574
Unrealized gains on debt securities			3	3			106	106
Reserves against losses on loans	(1,238)			(1,238)	(848)			(848)
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(80)			(80)	(18)			(18)
Unamortized deferred loan origination fees, net	(103)			(103)	(90)			(90)
Unamortized SFAS No. 133 transition adjustment	1			1	1			1
Carrying value of investments	**$ 15,328**	**$ 5,344**	**$ 1,542**	**$ 22,214**	**$ 14,381**	**$ 7,318**	**$ 1,620**	**$ 23,319**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2009				June 30, 2008			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Latin America and Caribbean	$ 4,598	$ 993	$ 730	$ 6,321	$ 4,240	$ 1,017	$ 714	$ 5,971
Europe and Central Asia	4,728	1,064	247	6,039	4,924	1,249	251	6,424
Asia	4,278	1,107	322	5,707	3,699	1,218	315	5,232
Middle East and North Africa	1,504	565	38	2,107	1,240	386	40	1,666
Sub-Saharan Africa	1,361	297	131	1,789	1,017	358	129	1,504
Other	279	69	71	419	216	69	65	350
Total disbursed portfolio	**16,748**	**4,095**	**1,539**	**22,382**	**15,336**	**4,297**	**1,514**	**21,147**
Unrealized gains on equity investments held by consolidated VIEs		10		10		20		20
Unrealized gains on equity investments accounted for at fair value as available-for-sale		964		964		2,427		2,427
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option		275		275		574		574
Unrealized gains on debt securities			3	3			106	106
Reserves against losses on loans	(1,238)			(1,238)	(848)			(848)
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(80)			(80)	(18)			(18)
Unamortized deferred loan origination fees, net	(103)			(103)	(90)			(90)
Unamortized SFAS No. 133 transition adjustment	1			1	1			1
Carrying value of investments	$ 15,328	$ 5,344	$ 1,542	$ 22,214	$ 14,381	$ 7,318	$ 1,620	$ 23,319

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – LOANS AND GUARANTEES

Loans

The currency composition and average contractual rate of the loan portfolio are summarized below:

	June 30, 2009		June 30, 2008	
	Amount (US $ millions)	Average contractual rate (%)	Amount (US $ millions)	Average contractual rate (%)
US dollar	$ 12,312	4.4	$ 10,602	5.9
Euro	2,170	4.2	2,082	6.8
Russian ruble	314	11.4	507	8.9
Chinese renminbi	291	5.2	290	5.2
Indonesian rupiah	250	11.7	258	10.2
Indian rupee	233	8.2	273	8.3
Brazilian real	102	12.7	213	12.1
Mexican peso	75	5.7	195	9.4
New Turkish lira	2	14.7	4	14.7
Other currencies:				
OECD currencies	201	5.7	68	3.9
Non-OECD currencies	798	9.5	844	10.3
Total disbursed loan portfolio	**16,748**	**5.0**	**15,336**	**6.6**
Reserves against losses on loans	(1,238)		(848)	
Unamortized deferred loan origination fees, net	(103)		(90)	
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(80)		(18)	
Unamortized SFAS No. 133 transition adjustment	1		1	
Carrying value of loans	**$ 15,328**		**$ 14,381**	

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2010 through June 30, 2014 and thereafter, as follows (US$ millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Fixed rate loans	$ 563	$ 601	$ 416	$ 378	$ 511	$ 1,027	$ 3,496
Variable rate loans	1,835	1,776	1,973	1,796	1,626	4,246	13,252
Total disbursed loan portfolio	**$ 2,398**	**$ 2,377**	**$ 2,389**	**$ 2,174**	**$ 2,137**	**$ 5,273**	**16,748**
Reserves against losses on loans							(1,238)
Unamortized deferred loan origination fees, net							(103)
Unrealized losses on loans accounted for at fair value under the Fair Value Option							(80)
Unamortized SFAS No. 133 transition adjustment							1
Carrying value of loans							**$ 15,328**

At June 30, 2009, 21% of the disbursed loan portfolio consisted of fixed rate loans (25% - June 30, 2008), while the remainder was at variable rates. At June 30, 2009, the disbursed loan portfolio included $148 million of loans serving as collateral under secured borrowing arrangements ($170 million - June 30, 2008). IFC's disbursed variable rate loans generally reprice within one year.

Income from loans and guarantees for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, comprise the following (US$ millions):

	2009	2008	2007
Interest income	$ 879	$ 1,015	$ 1,010
Commitment fees	29	28	23
Other financial fees	25	40	29
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(62)	(18)	-
Income from loans and guarantees	**$ 871**	**$ 1,065**	**$ 1,062**

Reserves against losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, are summarized below (US$ millions):

	Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 219	$ 629	$ 848
Provision for losses on loans	109	332	441
Write offs	(41)	-	(41)
Recoveries of previously written off loans	15	-	15
Foreign currency transaction adjustments	(1)	(23)	(24)
Other adjustments	(1)	-	(1)
Ending balance	$ 300	$ 938	$ 1,238

	Year ended June 30, 2008		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 291	$ 541	$ 832
Provision for (release of provision for) losses on loans	(34)	71	37
Write offs	(47)	-	(47)
Recoveries of previously written off loans	8	-	8
Foreign currency transaction adjustments	5	17	22
Other adjustments	(4)	-	(4)
Ending balance	$ 219	$ 629	$ 848

	Year ended June 30, 2007		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 378	$ 520	$ 898
Provision for (release of provision for) losses on loans	(53)	12	(41)
Write offs	(39)	-	(39)
Recoveries of previously written off loans	3	-	3
Foreign currency transaction adjustments	4	9	13
Other adjustments	(2)	-	(2)
Ending balance	$ 291	$ 541	$ 832

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2009 includes $3 million release of provision in respect of guarantees ($1 million provision - year ended June 30, 2008; $2 million release - year ended June 30, 2007). At June 30, 2009 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $14 million ($17 million - June 30, 2008). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Loans on which the accrual of interest has been discontinued amounted to $457 million at June 30, 2009 ($369 million - June 30, 2008). Interest income not recognized on nonaccruing loans during the year ended June 30, 2009 totaled $47 million ($78 million - year ended June 30, 2008; $70 million - year ended June 30, 2007). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2009 was $18 million ($19 million - year ended June 30, 2008; $21 million - year ended June 30, 2007) on a cash basis. The average recorded investment in impaired loans during the year ended June 30, 2009, was $450 million ($390 million - year ended June 30, 2008). The recorded investment in impaired loans at June 30, 2009 was $552 million ($347 million - June 30, 2008).

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2009, totaled $2,055 million ($1,924 million - June 30, 2008). Guarantees of $1,365 million that were outstanding (i.e., not called) at June 30, 2009 ($1,141 million - June 30, 2008), were not included in loans on the IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – DEBT SECURITIES

Debt securities accounted for as available-for-sale comprise (US$ millions):

	June 30, 2009				June 30, 2008			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities:								
Amortized cost	1,169				1,081			
Foreign currency transaction gains	39				99			
Total Corporate debt securities	$ 1,208	$ 17	$ (54)	$ 1,171	$ 1,180	$ 14	$ (12)	$ 1,182
Preferred shares	196	65	(3)	258	145	121	-	266
Asset-backed securities:								
Amortized cost	67				98			
Foreign currency transaction gains	-				8			
Total Asset-backed securities	67	-	-	67	106	-	-	106
Other debt securities	68	-	(22)	46	83	9	(26)	66
Total	$ 1,539	$ 82	$ (79)	$ 1,542	$ 1,514	$ 144	$ (38)	$ 1,620

The fair value, unrealized losses and length of time of unrealized losses on debt securities accounted for as available-for-sale at June 30, 2009 are summarized below (US$ millions):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 791	$ (30)	$ 214	$ (24)	$ 1,005	$ (54)
Preferred shares	13	(3)	-	-	13	(3)
Other debt securities	4	(2)	42	(20)	46	(22)
Total	$ 808	$ (35)	$ 256	$ (44)	$ 1,064	$ (79)

Debt securities have contractual maturities during years ending June 30, 2010, through June 30, 2014 and thereafter, as follows (US$ millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Corporate debt securities	$ 8	$ 72	$ 55	$ 220	$ 210	$ 643	$ 1,208
Asset-backed securities	-	-	-	-	-	67	67
Total	$ 8	$ 72	$ 55	$ 220	$ 210	$ 710	1,275
Unrealized losses on debt securities accounted for as available-for-sale							(37)
Carrying value of debt securities with contractual maturities							$ 1,238

The expected maturity of the asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $304 million of redeemable preferred shares and other debt securities with undefined maturities ($332 million - June 30, 2008).

The currency composition and average contractual rate of the debt securities with contractual maturities are summarized below:

	June 30, 2009		June 30, 2008	
	Amount (US $ millions)	Average contractual rate (%)	Amount (US $ millions)	Average contractual rate (%)
Brazilian real	$ 728	12.7	$ 709	10.7
US dollar	302	3.9	297	5.5
Euro	33	4.1	63	7.6
Other non-OECD currencies	212	10.0	217	9.8
Total disbursed debt securities	**1,275**	**9.9**	**1,286**	**9.2**
Unrealized (losses) gains on debt securities accounted for as available-for-sale	(37)		2	
Carrying value of debt securities	$ 1,238		$ 1,288	

After the effect of interest rate swaps and currency swaps, IFC's debt securities with contractual maturities are principally denominated in variable rate US dollars.

Income from debt securities available-for-sale for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, comprise the following (US$ millions):

	2009	2008	2007
Interest income	$ 64	$ 49	$ 13
Realized gains on debt securities	8	104	1
Impairment losses on debt securities:			
Total other-than-temporary impairment losses	(42)	-	-
Portion of losses recognized in other comprehensive income	34	-	-
Net impairment losses recognized in net income	(8)	-	-
Dividends	7	10	13
Total income from debt securities	**$ 71**	**$ 163**	**$ 27**

Realized gains on sales of debt securities includes gains on non-monetary exchanges and recoveries.

NOTE F – EQUITY INVESTMENTS

(Loss) income from equity investments for the years ended June 30, 2009, June 30, 2008 and June 30, 2007 comprises the following (US$ millions):

	2009	2008	2007
Realized gains on equity investments	$ 1,004	$ 1,396	$ 1,941
Unrealized (losses) gains on equity investments accounted for at fair value under the Fair Value Option	(299)	12	-
Dividends and profit participations	311	428	385
Amortization of UJVs conditional asset retirement obligations	(2)	(1)	(2)
Income from investments accounted for under the equity method	-	-	19
Other- than-temporary impairment losses:			
Equity investments at cost less impairment	(605)	(140)	(40)
Equity investments available-for-sale	(453)	-	-
Total other- than-temporary impairment losses on equity investments	(1,058)	(140)	(40)
Custody, fees and other	2	(7)	(11)
Total (loss) income from equity investments	**$ (42)**	**$ 1,688**	**$ 2,292**

Realized gains on equity sales includes gains on non-monetary exchanges and are net of losses on sales of equity investments.

Dividends and profit participations include $56 million ($59 million - year ended June 30, 2008; $64 million - year ended June 30, 2007) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTE G – INVESTMENT TRANSACTIONS APPROVED BUT NOT COMMITTED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Investment transactions approved by the Board of Directors but not committed, loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2009	June 30, 2008
Investment transactions approved but not committed:		
Loans, equity investments and debt securities	$ 6,145	$ 5,878
Guarantees	2,320	1,366
Client risk management facilities	120	90
Total investment transactions approved but not committed	8,585	7,334
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	9,870	9,132
Investment transactions committed but not utilized:		
Guarantees	690	783
Client risk management facilities	104	120
Total investment transactions committed but not disbursed or utilized	10,664	10,035
Total investment transactions approved but not disbursed or utilized	**$ 19,249**	**$ 17,369**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – LOAN PARTICIPATIONS

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for the Participants are as follows (US$ millions):

	June 30, 2009	June 30, 2008
Loan participations arranged to be placed with Participants approved but not committed	$ 4,044	$ 3,644
Loan participations signed as commitments but not disbursed	1,318	1,952
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 5,362**	**$ 5,596**
Loan participations disbursed and outstanding which are serviced by IFC	**$ 6,669**	**$ 5,541**

NOTE I – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2009	June 30, 2008
Receivables from unsettled security trades	$ 604	$ 1,647
Accrued interest income on time deposits and securities	111	104
Accrued income on derivative instruments	379	359
Accrued interest income on loans	225	237
Prepaid pension and other postretirement benefit costs	228	571
Headquarters building:		
Land	89	89
Building	214	211
Less: Building depreciation	(57)	(52)
Headquarters building, net	246	248
Deferred charges and other assets	237	213
Total receivables and other assets	**$ 2,030**	**$ 3,379**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2009							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 13,319	3.6	$ 12,413	1.2	$ 16,379	1.6	$ 25,401	1.4
					(16,710)	(3.3)		
Japanese yen	4,757	2.6	(4,757)	(2.6)	-	-	-	-
Australian dollar	2,964	6.0	(2,964)	(6.0)	-	-	-	-
South African rand	1,492	9.1	(1,492)	(9.1)	-	-	-	-
New Turkish lira	927	12.6	(927)	(12.6)	-	-	-	-
New Zealand dollar	824	7.1	(824)	(7.1)	-	-	-	-
Pound sterling	800	5.6	(800)	(5.6)	-	-	-	-
Canadian dollar	702	4.6	(702)	(4.6)	-	-	-	-
Euro	358	6.0	(358)	(6.0)	-	-	-	-
Chinese renminbi	293	3.3	-	-	-	-	293	3.3
Brazilian real	250	10.6	(148)	(9.7)	-	-	102	12.0
Hong Kong dollar	244	5.1	(244)	(5.1)	-	-	-	-
Moroccan dirham	125	4.5	(125)	(4.5)	-	-	-	-
Swiss franc	94	4.8	(94)	(0.2)	93	0.2	-	
					(93)	(4.8)		
C.F.A. franc	48	4.8	(44)	(4.8)	-	-	4	4.8
Mexican peso	15	7.0	(15)	(7.0)	-	-	-	-
Principal at face value	27,212		$ (1,081)		$ (331)		$ 25,800	1.4
Less: Unamortized discounts, net	(677)							
Total market borrowings	26,535							
Fair value adjustments	(875)							
Carrying value of market borrowings	$ 25,660							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2008							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,818	4.4	$ 11,853	2.6	$ 7,154	2.8	$ 19,209	2.7
					(7,616)	(4.4)		
Japanese yen	4,416	4.4	(4,416)	(4.4)	-	-	-	-
Australian dollar	2,626	6.4	(2,626)	(6.4)	-	-	-	-
Pound sterling	1,805	5.5	(1,805)	(5.5)	-	-	-	-
South African rand	1,418	8.8	(1,418)	(8.8)	-	-	-	-
New Zealand dollar	974	7.2	(974)	(7.2)	-	-	-	-
Canadian dollar	805	4.6	(805)	(4.6)	-	-	-	-
Euro	463	5.3	(463)	(5.3)	-	-	-	-
Chinese renminbi	291	3.3	-	-	-	-	291	3.3
Hong Kong dollar	242	5.1	(242)	(5.1)	-	-	-	-
New Turkish lira	203	14.5	(203)	(14.5)	-	-	-	-
Moroccan dirham	137	4.5	(137)	(4.5)	-	-	-	-
Brazilian real	126	12.0	-	-	-	-	126	12.0
Swiss franc	110	2.1	(110)	(2.5)	97	2.7	-	
					(97)	(2.2)		
C.F.A. franc	53	4.8	(48)	(4.8)	-	-	5	4.8
Mexican peso	19	7.0	(19)	(7.0)	-	-	-	-
Principal at face value	**21,506**		**$ (1,413)**		**$ (462)**		**$ 19,631**	**2.8**
Less: Unamortized discounts, net	(639)							
Total market borrowings	**20,867**							
Fair value adjustments	(660)							
Carrying value of market borrowings	**$ 20,207**							

The net currency obligation in Chinese renminbi, Brazilian real and C.F.A. franc at June 30, 2009 has funded on-balance sheet loans with similar characteristics in such currencies.

The weighted average cost of IFC's borrowings outstanding from market sources after currency and interest rate swap transactions was 1.4% at June 30, 2009 (2.8% - June 30, 2008). The weighted average remaining maturity of IFC's borrowings from market sources was 7.3 years at June 30, 2009 (8.7 years - June 30, 2008).

Charges on borrowings for the year ended June 30, 2009 include $7 million of interest expense on secured borrowings ($11 million - year ended June 30, 2008; $8 million - year ended June 30, 2007) and is net of $61 million of gains on buybacks of market borrowings, net ($2 million - June 30, 2008; $1 million - year ended June 30, 2007).

The net nominal amount receivable from currency swaps of $1,081 million and the net notional amount receivable from interest rate swaps of $331 million at June 30, 2009 ($1,413 million and $462 million - June 30, 2008), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,300 million and currency and interest rate swap liabilities at fair value of $896 million ($1,313 million and $575 million - June 30, 2008), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short term Borrowings

In the year ended June 30, 2009 IFC implemented a Discount Note program which provides for issuances with maturities ranging from overnight to one year. There were no issuances outstanding at June 30, 2009.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2009		June 30, 2008	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.5	$ 50	4.5
US dollar	1	8.0	4	7.7
Total borrowings outstanding from IBRD	**$ 51**		**$ 54**	

The weighted average remaining maturity of borrowings from IBRD was 7.8 years at June 30, 2009 (8.4 years - June 30, 2008). Charges on borrowings for the year ended June 30, 2009, includes $2 million ($3 million - year ended June 30, 2008; $3 million - year ended June 30, 2007) in respect of IBRD borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2010, through June 30, 2014, and thereafter are summarized below (US$ millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Borrowings from market sources	$ 4,330	$ 3,760	$ 2,179	$ 3,259	$ 5,341	$ 8,343	$ 27,212
Borrowings from IBRD	1	-	8	8	9	25	51
Total borrowings, gross	$ 4,331	$ 3,760	$ 2,187	$ 3,267	$ 5,350	$ 8,368	27,263
Less: Unamortized discounts, net							(677)
Fair value adjustments							(875)
Carrying value of borrowings							$ 25,711

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE K – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2009	June 30, 2008
Accrued charges on borrowings	$ 357	$ 324
Accrued charges on derivative instruments	207	240
Payables for unsettled security trades	619	1,872
Secured borrowings	148	170
Accounts payable, accrued expenses and other liabilities	345	870
Deferred income	33	47
Total payables and other liabilities	$ 1,709	$ 3,523

NOTE L – CAPITAL TRANSACTIONS

IFC's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but IFC has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $0 of subscribed shares remained unpaid at June 30, 2009 (less than $1 million - June 30, 2008).

During the year ended June 30, 2009, 3,104 shares were subscribed and paid by member countries at a par value of $1,000 each (532 - year ended June 30, 2008; 100 - year ended June 30, 2007). During the year ended June 30, 2009, payment was received from outstanding subscriptions in the amount of less than $1 million ($0 - year ended June 30, 2008; $0 - year ended June 30, 2007).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTE M – OTHER INCOME

Other income for the year ended June 30, 2009, predominantly comprises $22 million of fees collected from clients for expenses incurred by IFC, included in administrative expenses ($23 million - year ended June 30, 2008; $20 million - year ended June 30, 2007), $3 million of income from consolidated entities ($7 million - year ended June 30, 2008; $7 million - year ended June 30, 2007) and income under other reimbursable arrangements of $5 million ($6 million - year ended June 30, 2008; $7 million - year ended June 30, 2007).

NOTE N – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $750 million for advisory services. IFC had recognized cumulative expenditures of $312 million through June 30, 2008. At June 30, 2008, retained earnings designated for advisory services totaled $438 million. On August 7, 2008, IFC's Board of Directors approved the designation of $100 million of IFC's retained earnings for advisory services, which was noted with approval by IFC's Board of Governors on October 13, 2008. IFC has recorded expenditures for advisory services totaling $129 million for the year ended June 30, 2009 ($123 million - year ended June 30, 2008; $96 million - year ended

June 30, 2007). At June 30, 2009, retained earnings designated for advisory services totaled $409 million.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $62 million through June 30, 2008. At June 30, 2008, retained earnings designated for performance-based grants totaled $188 million. IFC has recorded expenditure for performance-based grants totaling $5 million for the year ended June 30, 2009 ($27 million - year ended June 30, 2008; $0 - year ended June 30, 2007). At June 30, 2009, retained earnings designated for performance-based grants totaled $183 million.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $100 million for IFC SME Ventures for IDA countries. IFC has recorded expenditure of $1 million for the year ended June 30, 2009 ($0 - year ended June 30, 2008). At June 30, 2009, retained earnings designated for IFC SME Ventures for IDA countries totaled $99 million.

Through June 30, 2009, IFC had designated retained earnings in the cumulative amount of $100 million for a Global Infrastructure Project Development Fund. IFC has not recognized any expenditure through June 30, 2009.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $650 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. On August 7, 2008, IFC's Board of Directors approved the designation of $450 million for grants to IDA for use by IDA in the form of grants in furtherance of IFC's purpose as stated in its Articles of Agreement, which was noted with approval by IFC's Board of Governors on October 13, 2008. All designations have been expensed.

Designated retained earnings at June 30, 2009 and June 30, 2008 are summarized as follows (US$ millions):

	June 30, 2009	June 30, 2008
Advisory services	$ 409	$ 438
Performance-based grants	183	188
IFC SME Ventures for IDA countries	99	100
Global Infrastructure Project Development Fund	100	100
Total designated retained earnings	**$ 791**	**$ 826**

The components of accumulated other comprehensive income at June 30, 2009 and June 30, 2008 are summarized as follows (US$ millions):

	June 30, 2009	June 30, 2008
Net unrealized gains on debt securities	$ 42	$ 216
Net unrealized gains on equity investments	976	2,447
Unrecognized net actuarial (losses) gains and unrecognized prior service credits (costs) on benefit plans	(306)	40
Cumulative effect of adoption of FSP FAS 115-2	(1)	-
Total accumulated other comprehensive income	**$ 711**	**$ 2,703**

NOTE O – NET GAINS (LOSSES) ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, comprises (US$ millions):

	2009	2008	2007
Unrealized gains (losses) on market borrowings accounted for at fair value:			
Credit spread component	$ 668	$ (34)	$ (43)
Interest rate, foreign exchange and other components	(452)	48	(130)
Total unrealized gains (losses) on market borrowings	216	14	(173)
Unrealized gains on derivatives associated with market borrowings	165	3	180
Net unrealized gains on market borrowings and associated derivatives	381	17	7
Unrealized (losses) gains on derivatives associated with loans	(83)	8	(9)
Unrealized gains (losses) on derivatives associated with debt securities	1	(2)	(5)
Net gains (losses) on derivatives associated with equity investments	153	86	(92)
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 452**	**$ 109**	**$ (99)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as

changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE P – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under SFAS No. 133. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by contract type at June 30, 2009 is summarized as follows (US$ millions):

Balance sheet location	June 30, 2009 Fair value
Derivative assets	
Interest rate contracts	$ 361
Foreign exchange contracts	200
Interest rate and currency contracts	1,299
Equity contracts	327
Other derivative contracts	8
Total derivative assets	$ 2,195
Derivative liabilities	
Interest rate contracts	$ 314
Foreign exchange contracts	202
Interest rate and currency contracts	1,037
Equity contracts	-
Other derivative contracts	-
Total derivative liabilities	$ 1,553

The effect of derivative contracts on the income statement for the year ended June 30, 2009 is summarized as follows (US$ millions):

Derivative category	Income statement location	June 30, 2009
Interest rate contracts	Income from loans and guarantees	$ (17)
	Income from liquid asset trading activities	(67)
	Charges on borrowings	150
	Other income	19
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	54
Foreign exchange contracts	Foreign currency transaction gains (losses) on non-trading activities	(68)
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	(4)
Interest rate and currency contracts	Income from loans and guarantees	(140)
	Income from debt securities	(63)
	Income from liquid asset trading activities	(6)
	Charges on borrowings	450
	Foreign currency transaction gains (losses) on non-trading activities	322
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	19
Equity contracts	Net gains (losses) on other non-trading financial instruments accounted for at fair value	158
Other derivative contracts	(Loss) income from equity investments	6
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	7
Total		$ 820

The income related to each derivative category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2009, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $20,393 million, foreign exchange contracts was $267 million and interest rate and currency contracts was $17,769 million. At June 30, 2009, there were 89 equity contracts and 3 other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under SFAS No. 133.

IFC enters into interest rate and currency derivatives under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $533 million at June 30, 2009. At June 30, 2009 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $151 million would be required to be posted against net liability positions by counterparty at June 30, 2009.

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of June 30, 2009 and June 30, 2008. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2009, and June 30, 2008, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from independent commercial pricing services. The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with SFAS No. 157. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Where vendor prices are not available, liquid assets are valued using model prices; liquid assets valued using model prices are classified as Level 2 or Level 3 depending on the degree that model inputs are observable in the market place.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - As of June 30, 2009, IFC enhanced the valuation of the loan portfolio to be consistent with the SFAS No. 157 framework and its SFAS No.159 loan fair value methodology. Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. Fair values of loan commitments were based on discounted cash flows.

Equity investments - Fair values of equity investments were determined using market prices where available. Equity investments without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions, discounted cash flows, relative valuation through the use of comparables, net asset values or book values. Where market prices were not available or appropriate valuation techniques were not practical, cost was determined to be the best estimate of fair value.

Borrowings - Fair values were derived by using quoted market prices where available. Otherwise, fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2009		June 30, 2008	
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, securities and securities purchased under resale agreements	$ 25,044	$ 25,044	$ 21,143	$ 21,143
Investments:				
Loans, net	15,328	15,238	14,381	15,001
Cost method equity investments	2,101	4,689	2,616	6,277
Equity investments accounted for at fair value as available-for-sale	1,927	1,927	3,573	3,573
Equity investments accounted for at fair value under the Fair Value Option	1,316	1,316	1,129	1,129
Total equity investments	5,344	7,932	7,318	10,979
Debt securities	1,542	1,542	1,620	1,620
Total investments	22,214	24,712	23,319	27,600
Derivative assets:				
Borrowings-related	1,300	1,300	1,313	1,313
Liquid asset portfolio-related and other	231	231	8	8
Investment-related	629	629	271	271
Client risk management-related	35	35	38	38
Total derivative assets	2,195	2,195	1,630	1,630
Other financial assets	-	25	-	30
Nonfinancial assets	2,030	2,030	3,379	3,379
Total assets	$ 51,483	$ 54,006	$ 49,471	$ 53,782
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,388	$ 6,388	$ 6,018	$ 6,018
Market and IBRD borrowings outstanding	25,711	25,718	20,261	20,245
Derivative liabilities:				
Borrowings-related	896	896	575	575
Liquid asset portfolio-related and other	280	280	74	74
Investment-related	342	342	721	721
Client risk management-related	35	35	38	38
Total derivative liabilities	1,553	1,553	1,408	1,408
Nonfinancial liabilities	1,709	1,709	3,523	3,523
Total liabilities	$ 35,361	$ 35,368	$ 31,210	$ 31,194

Other financial assets comprise standalone stock options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $20 million at June 30, 2009 ($19 million - June 30, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – CURRENCY POSITION

IFC conducts its operations for loans, debt securities, equity investments, time deposits, trading securities, and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings. The following table summarizes IFC's exposure in major currencies at June 30, 2009, and June 30, 2008 (US$ millions):

	June 30, 2009					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 3,717	$ 97	$ 3	$ 440	$ -	$ 4,257
Trading securities	19,897	338	-	8	-	20,243
Securities purchased under resale agreements	544	-	-	-	-	544
Investments:						
Loans	12,157	2,149	39	2,221	-	16,566
Less: Reserve against losses on loans	(984)	(156)	(2)	(96)	-	(1,238)
Net loans	11,173	1,993	37	2,125	-	15,328
Equity investments	-	-	-	5,344	-	5,344
Debt securities	563	33	-	946	-	1,542
Total investments	11,736	2,026	37	8,415	-	22,214
Derivative assets	5,383	363	4,755	8,163	(16,469)	2,195
Receivables and other assets	1,582	111	53	284	-	2,030
Total assets	$ 42,859	$ 2,935	$ 4,848	$ 17,310	$ (16,469)	$ 51,483
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,116	$ 272	$ -	$ -	$ -	$ 6,388
Borrowings	12,117	356	4,759	8,479	-	25,711
Derivative liabilities	13,778	1,884	39	3,021	(17,169)	1,553
Payables and other liabilities	1,393	29	48	239	-	1,709
Total liabilities	$ 33,404	$ 2,541	$ 4,846	$ 11,739	$ (17,169)	$ 35,361

	June 30, 2008					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 7,962	$ 54	$ 7	$ 739	$ -	$ 8,762
Trading securities	12,188	131	19	8	-	12,346
Securities purchased under resale agreements	35	-	-	-	-	35
Investments:						
Loans	10,515	2,070	39	2,605	-	15,229
Less: Reserve against losses on loans	(631)	(108)	(2)	(107)	-	(848)
Net loans	9,884	1,962	37	2,498	-	14,381
Equity investments	-	-	-	7,318	-	7,318
Debt securities	631	63	-	926	-	1,620
Total investments	10,515	2,025	37	10,742	-	23,319
Derivative assets	5,118	460	4,414	8,201	(16,563)	1,630
Receivables and other assets	2,657	349	76	297	-	3,379
Total assets	$ 38,475	$ 3,019	$ 4,553	$ 19,987	$ (16,563)	$ 49,471
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,018	$ -	$ -	$ -	$ -	$ 6,018
Borrowings	6,714	460	4,419	8,668	-	20,261
Derivative liabilities	12,877	1,797	41	3,542	(16,849)	1,408
Payables and other liabilities	2,831	340	71	281	-	3,523
Total liabilities	$ 28,440	$ 2,597	$ 4,531	$ 12,491	$ (16,849)	$ 31,210

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of Significant Accounting and Related Policies."

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2009, June 30, 2008, and June 30, 2007, is given below (US$ millions):

	2009			2008			2007		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 857	$ 14	$ 871	$ 1,054	$ 11	$ 1,065	$ 1,062	$ -	$ 1,062
(Provision for) release of provision for losses on loans and guarantees	(438)	-	(438)	(38)	-	(38)	43	-	43
(Loss) income from equity Investments	(42)	-	(42)	1,688	-	1,688	2,292	-	2,292
Income from debt securities	71	-	71	163	-	163	27	-	27
Income from liquid asset trading activities	-	474	474	-	473	473	-	618	618
Charges on borrowings	(303)	(185)	(488)	(528)	(254)	(782)	(510)	(291)	(801)
Other income	153	-	153	113	-	113	99	-	99
Other expenses	(617)	(12)	(629)	(547)	(8)	(555)	(493)	(7)	(500)
Foreign currency transaction gains (losses) on non-trading activities	10	-	10	(39)	-	(39)	(5)	-	(5)
Expenditures for advisory services	(129)	-	(129)	(123)	-	(123)	(96)	-	(96)
Expenditures for performance -based grants and for IFC SME Ventures for IDA countries	(6)	-	(6)	(27)	-	(27)	-	-	-
Net gains (losses) on other non-trading financial instruments accounted for at fair value	71	381	452	92	17	109	(106)	7	(99)
Grants to IDA	(450)	-	(450)	(500)	-	(500)	(150)	-	(150)
Net (loss) income	**$ (823)**	**$ 672**	**$ (151)**	**$ 1,308**	**$ 239**	**$ 1,547**	**$ 2,163**	**$ 327**	**$ 2,490**

Geographical segment data in respect of client services are disclosed in Note C, and the composition of Liquid Assets is provided in Note B.

NOTE S – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IFC uses a June 30 measurement date for its pension and other postretirement benefit plans. The amounts presented below reflect IFC's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the fiscal years ended June 30, 2009, June 30, 2008, and June 30 2007 (US$ millions):

	SRP			RSBP			PEBP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Benefit cost									
Service cost	$ 69	$ 64	$ 59	$ 12	$ 10	$ 9	$ 5	$ 4	$ 4
Interest cost	109	92	86	15	11	10	5	3	2
Expected return on plan assets	(172)	(169)	(146)	(17)	(15)	(12)	-	-	-
Amortization of prior service cost	2	2	2	*	-	-	*	-	-
Amortization of unrecognized net loss	-	-	-	3	1	2	3	-	-
Net periodic pension cost (income)	$ 8	$ (11)	$ 1	$ 13	$ 7	$ 9	$ 13	$ 7	$ 6

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the years ended June 30, 2009, June 30, 2008, and June 30, 2007, expenses for these plans of $34 million, $3 million and $16 million, respectively, were allocated to IFC.

The following table summarizes the projected benefit obligation, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the fiscal years ended June 30, 2009, and June 30, 2008 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP		RSBP		PEBP	
	2009	2008	2009	2008	2009	2008
Projected benefit obligation						
Beginning of year	$ 1,649	$ 1,504	$ 217	$ 179	$ 77	$ 38
Service cost	69	64	12	10	6	4
Interest cost	109	92	14	11	5	3
Participant contributions	23	21	2	2	-	-
Plan amendment	3	1	-	-	-	-
Benefits paid	(71)	(66)	(5)	(5)	(4)	(8)
Actuarial loss (gain)	(227)	33	(32)	20	(7)	40
End of year	1,555	1,649	208	217	77	77
Fair value of plan assets						
Beginning of year	2,239	2,188	198	181	-	-
Participant contributions	23	21	2	2	-	-
Actual return on assets	(392)	64	(36)	3	-	-
Employer contributions	16	32	17	17	-	-
Benefits paid	(71)	(66)	(5)	(5)	-	-
End of year	1,815	2,239	176	198	-	-
Funded status	260	590	(32)	(19)	(77)	(77)
Accumulated benefit obligations	$ 1,099	$ 1,149	$ 208	$ 217	$ 67	$ 69

The $260 million relating to SRP at June 30, 2009 ($590 million - June 30, 2008), is included in receivables and other assets on the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the amounts included in accumulated other comprehensive income relating to SFAS No.158 (US$ millions):

Amounts included in accumulated other comprehensive income in the year ended June 30, 2009:

	SRP	RSBP	PEBP	Total
Net actuarial (gain) loss	$ 172	$ 78	$ 46	$ 296
Prior service cost	9	-	1	10
Net amount recognized in accumulated other comprehensive (income) loss	$ 181	$ 78	$ 47	$ 306

Amounts recognized in accumulated other comprehensive income in the year ended June 30, 2008:

	SRP	RSBP	PEBP	Total
Net actuarial (gain) loss	$ (166)	$ 61	$ 57	$ (48)
Prior service cost	8	-	-	8
Net amount recognized in accumulated other comprehensive (income) loss	$ (158)	$ 61	$ 57	$ (40)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in the year ending June 30, 2010 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 11	$ 5	$ 2	$ 18
Prior service cost	2	-	-	2
Amount estimated to be amortized into net periodic benefit cost	$ 13	$ 5	$ 2	$ 20

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2009, June 30, 2008, and June 30, 2007:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	7.00	6.75	6.25	7.00	6.75	6.25	7.00	6.75	6.25
Rate of compensation increase	6.70	7.00	6.50				6.70	7.00	6.50
Health care growth rates - at end of the year				7.00	7.25	6.80			
Ultimate health care growth rate				4.75	5.50	4.75			
Year in which ultimate rate is reached				2017	2016	2012			

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	6.75	6.25	6.50	6.75	6.25	6.50	6.75	6.25	6.50
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	8.25			
Rate of compensation increase	7.00	6.50	6.80				7.00	6.50	6.80
Health care growth rates - at end of the year				7.25	6.80	7.60			
Ultimate health care growth rate				5.50	4.75	5.00			
Year in which ultimate rate is reached				2016	2012	2012			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 7	$ (5)
Effect on postretirement benefit obligation	39	(31)

Investment strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans, especially in case of SRP. This analysis also provides estimates of potential future contributions and future asset and liability balances. In February 2009, the Pension Finance Committee approved an interim strategic asset allocation (reflected in the table below) for the RSBP based on the asset allocation as of December 2008, pending resumption of work on a detailed strategic asset allocation review after market conditions stabilize in the wake of the recent crisis. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments.

The following table presents the asset allocation at June 30, 2009, and June 30, 2008, and the respective target allocation by asset category for the SRP and RSBP (%):

	SRP			RSBP		
	Target Allocation	% of Plan Assets		Target Allocation	% of Plan Assets	
	2009	2009	2008	2009	2009	2008
Asset class						
Fixed income	26	37	33%	32	34	30%
Public equity	14	16	23	24	23	27
Alternative investments	60	47	44	44	43	43
Total	100	100	100	100	100	100
Alternative investments include:						
Private equity	15 %	17.3%	14.8%	22 %	23%	20 %
Real estate	12.5	7.5	7.3	6.0	6	6.1
Hedge funds and active overlay	25	18.4	18.5	16.5	14	16.9
Timber	2.5	0.4	0.2	-	-	-
Infrastructure	2.5	0.7	0.5	-	-	-
Commodities	2.5	2.7	2.6	-	-	-

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2009 (US$ millions):

	SRP	RSBP		PEBP
		Before Medicare Part D subsidy	Medicare Part D subsidy	
July 1, 2009 - June 30, 2010	$ 68	$ 4	$ -	$ 5
July 1, 2010 - June 30, 2011	74	5	-	6
July 1, 2011 - June 30, 2012	80	5	-	6
July 1, 2012 - June 30, 2013	87	6	-	7
July 1, 2013 - June 30, 2014	94	7	-	7
July 1, 2014 - June 30, 2019	577	47	1	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the fiscal year beginning July 1, 2009, is $49 million and $18 million, respectively.

NOTE T – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2009, were $41 million ($34 million - year ended June 30, 2008; $28 million - year ended June 30, 2007).

NOTE U – MANAGEMENT OF TRUST FUNDS

IFC administers funds received from and on behalf of donors and/or partners (Trust Funds) that are restricted for specific uses in accordance with applicable administration agreements and/or fiscal agency agreements. Specified uses could include, for example, Advisory Services work including feasibility studies, project preparation, implementation of global and regional programs, and research and training programs. IFC may also make contributions to these specific uses of funds in accordance with terms approved by IFC's Board. The IFC contributions can be commingled with donor funds under administration in accordance with administration agreements with donors or fiscal agency agreements, where applicable. The IFC contributions and donor funds are placed in trust and are held in a separate investment portfolio, managed by IBRD, which is not commingled with IFC's liquid assets. IFC funding is included in the consolidated balance sheet of IFC until such time as IFC cedes control of the funds to the recipient.

Execution may be carried out through: a recipient-executed trust fund, an IFC-executed trust fund or a financial intermediary fund.

IFC-executed Trust Funds involve IFC execution of activities as described in relevant administration agreements or IFC Board documents, which define the terms and conditions for use of the funds. Spending authority is exercised by IFC, subject to any restrictions contained in the administration agreements.

Recipient-executed Trust Funds involve activities carried out by a recipient third-party "executing agency." IFC enters into agreements with and disburses funds to these recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IFC also enters into financial intermediary fund arrangements under which IFC's services are limited to the role of fiscal agent pursuant to a fiscal agency agreement. Funds are held and disbursed in accordance with the fiscal agency agreement. Trust Fund assets at June 30, 2009, and June 30, 2008, including $187 million at June 30, 2009 ($176 million at June 30, 2008) of funds provided by IFC in its capacity as a donor, are summarized below (US$ millions):

	Total fiduciary assets	
	June 30, 2009	June 30, 2008
Executed by IFC	$ 647	$ 616
Recipient-executed	-	1
Financial intermediary fund	3	5
Total	$ 650	$ 622

NOTE V – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

Subsidiaries

IFC has established a wholly-owned subsidiary, IFC Asset Management Company, LLP to manage two Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Fund); and IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund) (collectively, the Funds). The purpose of the Funds is to make investments in eligible banks. IFC is a limited partner, and IFC Capitalization (Equity) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Equity Fund. IFC is a limited partner and IFC Capitalization (Subordinated Debt) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Sub-Debt Fund. IFC intends to invest $775 million in the Equity Fund and $225 million in the Sub-Debt Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Funds.

The establishment of these entities in January 2009 did not have a material impact on the financial position, results of operations or cash flows of IFC in the year ended June 30, 2009.

Variable interest entities

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and non controlling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

Primary beneficiary

IFC has identified five VIEs in which IFC is deemed to be the primary beneficiary at June 30, 2009.

Two of the VIEs have been consolidated into IFC's consolidated financial statements as of June 30, 2009. All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the two investments described above, IFC's consolidated balance sheet at June 30, 2009 includes additional assets of $10 million in equity investments ($20 million - June 30, 2008), $0 in receivables and other assets ($1 million - June 30, 2008), and additional liabilities of $3 million in payables and other liabilities ($4 million - June 30, 2008).

Other income totaled $2 million during the year ended June 30, 2009 ($7 million - year ended June 30, 2008 and $7 million - year ended June 30, 2007). Other expenses totaled $12 million during the year ended June 30, 2009 ($1 million - year ended June 30, 2008 and $2 million - year ended June 30, 2007).

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $1 million. IFC's net investments in these three entities totals $10 million, and virtually are all in the Primary metals sector in the Asia region.

Significant variable interests

IFC has identified 83 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at June 30, 2009 (49 investments - June 30, 2008). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $9,552 million at June 30, 2009 ($5,136 million - June 30, 2008). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $2,817 million at June 30, 2009 ($1,201 million - June 30, 2008).

The regional and sectoral analysis of IFC's investments in these VIEs at June 30, 2009 is as follows (US$ millions):

	June 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 994	$ 111	$ 45	$ -	$ -	$ 1,150
Europe and Central Asia	460	93	-	-	-	553
Latin America and Caribbean	361	101	5	10	3	480
Middle East and North Africa	279	47	-	-	-	326
Sub-Saharan Africa	62	64	-	4	-	130
Other	156	-	17	-	5	178
Total VIE investments	$ 2,312	$ 416	$ 67	$ 14	$ 8	$ 2,817

	June 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 546	$ 74	$ -	$ 10	$ -	$ 630
Transportation and warehousing	430	40	5	-	3	478
Electric Power	450	-	-	-	-	450
Finance and insurance	294	21	62	4	5	386
Collective investment vehicles	-	193	-	-	-	193
Construction and real estate	114	3	-	-	-	117
Nonmetallic mineral product manufacturing	64	46	-	-	-	110
Agriculture and forestry	92	3	-	-	-	95
Industrial and consumer products	87	4	-	-	-	91
Wholesale and retail trade	81	-	-	-	-	81
Food and beverages	36	14	-	-	-	50
Pulp & Paper	32	-	-	-	-	32
Primary metals	27	-	-	-	-	27
Textiles, apparel and leather	22	2	-	-	-	24
Accommodation and tourism services	21	2	-	-	-	23
Health care	5	13	-	-	-	18
Other	11	1	-	-	-	12
Total VIE investments	$ 2,312	$ 416	$ 67	$ 14	$ 8	$ 2,817

NOTE X – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US$ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide information as of June 30, 2009 and June 30, 2008, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At June 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ -	$ 1,338	$ -	$ 1,338
US government issues	5,915	907	-	6,822
Asset-backed securities	-	1,753	301	2,054
Collateralized debt obligations	-	-	170	170
Commercial mortgage-backed securities	-	369	13	382
Residential mortgage-backed securities	-	1,946	372	2,318
Other asset-backed securities	-	40	-	40
Corporate securities	-	6,427	-	6,427
Money market funds	692	-	-	692
Total trading securities	6,607*	12,780	856	20,243
Loans (outstanding principal balance $466)	-	-	386	386
Equity investments	1,667	-	1,576	3,243
Debt securities:				
Corporate debt securities	-	-	1,171	1,171
Preferred shares	-	-	258	258
Asset-backed securities	-	-	67	67
Other debt securities	-	-	46	46
Total debt securities	-	-	1,542	1,542
Derivative assets	-	1,860	335	2,195
Total assets at fair value	$ 8,274	$ 14,640	$ 4,695	$ 27,609
Borrowings (outstanding principal balance $26,813**)	$ 8,533	$ 16,728	$ -	$ 25,261
Derivative liabilities	-	1,553	-	1,553
Total liabilities at fair value	$ 8,533	$ 18,281	$ -	$ 26,814

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $711 million at June 30, 2009.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,132 million, with a fair value of $1,494 million as of June 30, 2009.

	At June 30, 2008			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ -	$ 74	$ -	$ 74
US government issues	5,848	412	-	6,260
Asset-backed securities	-	1,144	1	1,145
Collateralized debt obligations	-	19	174	193
Commercial mortgage-backed securities	-	435	16	451
Residential mortgage-backed securities	-	3,481	128	3,609
Other asset-backed securities	-	41	-	41
Corporate securities	-	250	-	250
Money market funds	323	-	-	323
Total trading securities	6,171*	5,856	319	12,346
Loans (outstanding principal balance $266)	-	-	248	248
Equity investments	3,315	-	1,387	4,702
Debt securities:				
Corporate debt securities	-	-	1,182	1,182
Preferred shares	-	-	266	266
Asset-backed securities	-	-	106	106
Other debt securities	-	-	66	66
Total debt securities	-	-	1,620	1,620
Derivative assets	-	1,520	110	1,630
Total assets at fair value	$ 9,486	$ 7,376	$ 3,684	$ 20,546
Borrowings (outstanding principal balance $21,084**)	$ 7,415	$ 12,370	$ -	$ 19,785
Derivative liabilities	-	1,395	13	1,408
Total liabilities at fair value	$ 7,415	$ 13,765	$ 13	$ 21,193

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $387 million at June 30, 2008.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $1,783 million with a fair value of $1,215 million as of June 30, 2008.

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the year ended June 30, 2009 and June 30, 2008 (US$ millions):

	Level 3 financial assets and financial liabilities Year ended June 30, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2009 in:						
Net income (loss)	(199)	(74)	(191)	(55)	200	13
Other comprehensive income	-	-	1	(180)	-	-
Purchases, issuances and settlements, net	(159)	212	593	157	(29)	-
Transfers in (out) of Level 3	895	-	(214)	-	54	-
Balance as of June 30, 2009	$ 856	$ 386	$ 1,576	$ 1,542	$ 335	$ -
For the year ended June 30, 2009:						
Unrealized (losses) gains included in net loss	$ (199)	$ (75)	$ (204)	$ 2	$ 155	$ -
Unrealized (losses) gains included in other comprehensive loss	$ -	$ -	$ 29	$ (149)	$ -	$ -

	Level 3 financial assets and financial liabilities Year ended June 30, 2008					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ (3)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2008 in:						
Net income (loss)	(113)	(17)	177	50	50	(10)
Other comprehensive income	-	-	544	75	-	-
Purchases, issuances and settlements	(1,592)	237	142	762	-	-
Transfers in (out) of Level 3	(4,723)	-	(1,300)	-	-	-
Balance as of June 30, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
For the year ended June 30, 2008:						
Unrealized (losses) gains included in net income	$ 95	$ (18)	$ 42	$ (3)	$ (50)	$ (10)
Unrealized (losses) gains included in other comprehensive income	$ -	$ -	$ 136	$ 109	$ -	$ -

Gains (losses) (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, (loss) income from equity investments and income from debt securities, respectively.

As of June 30, 2009, equity investments, accounted for at cost less impairment, with a carrying amount of $1,661 million were written down to their fair value of $1,038 million ($105 million and $70 million - June 30, 2008) pursuant to FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $623 million, which was included in income from equity investments in the consolidated income statement during the year ended June 30, 2009 (loss of $35 million - year ended June 30, 2008). The amount of the write down is based on a Level 3 measure of fair value.

INDEPENDENT AUDITORS' REPORT

KPMG

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated balance sheet and consolidated statement of capital stock and voting power of the International Finance Corporation (IFC) as of June 30, 2009, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of IFC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the IFC as of June 30, 2008 and for the two-years then ended, were audited by other auditors whose report, dated August 7, 2008, on those statements was unqualified and included explanatory paragraphs that described changes in IFC's accounting policies, as discussed in Note A to the 2008 consolidated financial statements, due to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans", and Note X to the 2008 consolidated financial statements, due to the adoption of SFAS No. 157, "Fair Value Measurement" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of SFAS No. 115", and the restatement of IFC's consolidated financial statements for the year ended June 30, 2007, as discussed in Note Y to the 2008 consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of IFC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 consolidated financial statements referred to above present fairly, in all material respects, the financial position and capital stock and voting power of IFC as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

August 5, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS AS OF AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

Overview

This document should be read in conjunction with the IFC consolidated financial statements and management's discussion and analysis issued for FY09. IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises IBRD, IDA, MIGA and ICSID. It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of September 30, 2009, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most multilateral development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

Financial Summary

Basis of Preparation of IFC's Condensed Consolidated Financial Statements

The accounting and reporting policies of IFC conform to US GAAP.

Financial Performance Summary

IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (principally dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status; and recoveries of interest on loans formerly in nonaccrual status; and the utilization of Board of Director and Board of Governor approved designations of retained earnings.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities. Certain of IFC's financial instruments accounted for at fair value (e.g., the liquid assets trading portfolio, certain equity investments, borrowings and all derivative financial instruments) are also subject to external market factors that significantly affect the value of such securities, adding variability to net income and other comprehensive income.

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value of $339 million in three months ended September 30, 2009 (FY10 Q1) as compared to a loss of $36 million the three months ended September 30, 2008 (FY09 Q1). After net losses on other non-trading financial

instruments accounted for at fair value of $259 million in FY10 Q1 ($108 million of gains — FY09 Q1), IFC has reported net income of $80 million in FY10 Q1 ($72 million — FY09 Q1).

CLIENT SERVICES

Business Overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and equity investments (resource mobilization). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's strategic priorities comprise: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with emerging market players; (iii) addressing climate change and ensuring environmental and social sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

Investments

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

Advisory services

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact.

New initiatives

The financial crisis that began with the collapse of the U.S. subprime mortgage market quickly spread as credit markets froze and trade volumes contracted. IFC launched a series of initiatives to help private enterprises cope with the crisis. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's new initiatives are designed to address both the immediate and long-term needs of IFC's clients.

Investment Program Summary

Commitments

In FY10 Q1, IFC entered into new commitments totaling $2,319 million, compared with $2,324 million for FY09 Q1. In addition, IFC mobilized resources totaling $363 million, compared with $1,273 million in FY09 Q1.

FY10 Q1 and FY09 Q1 commitments and resources mobilized comprised the following:

	FY10 Q1	FY09 Q1
Commitments[1]		
Loans	$1,419	$1,218
Equity investments	323	538
Guarantees	573	568
Client risk management	4	—
Total commitments	$2,319	$2,324
B-loans	$ 229	$1,053
Structured finance	8	11
Parallel loans	126	209
Total resources mobilized	$ 363	$1,273

Disbursements

IFC disbursed $1,718 million for its own account in FY10 Q1 ($1,733 million in FY09 Q1): $1,428 million of loans ($1,326 million in FY09 Q1), $221 million of equity investments ($325 million in FY09 Q1), and $69 million of debt securities ($82 million in FY09 Q1).

Disbursed investment portfolio

IFC's total disbursed investment portfolio (before reserves against losses on loans and fair value adjustments for investments accounted for at fair value) was $23,380 million at September 30, 2009 ($22,251 million at June 30, 2009), comprising the disbursed loan portfolio of $17,661 million ($16,646 million at June 30, 2009), the disbursed equity portfolio of $4,147 million ($4,105 million at June 30, 2009), and the disbursed debt security portfolio of $1,572 million ($1,500 million at June 30, 2009).

Resource mobilization

Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and equity investments.

Resource mobilization ratio

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC portion of new initiatives commitments) $0.16 in FY10 Q1 ($0.55 in FY09 Q1).

Treasury Services

Liquid Assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include mortgage- and asset-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. IFC manages the market risk associated with these

[1] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios, internally named P0 through P4. All five portfolios are accounted for as trading portfolios.

In addition, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At September 30, 2009 this portfolio contained short-term money market instruments denominated in Brazilian real, Russian ruble and Mexican peso holdings. The P6 portfolio totaled $453 million at September 30, 2009 ($447 million at June 30, 2009).

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of IFC's Management Team.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $3,349 million during FY10 Q1 ($1,205 million in FY09 Q1), including short-term borrowings, net of $1,059 million ($0 — FY09 Q1) largely as a result of IFC's short-term discount note program to provide an additional liquidity management tool for IFC and to support certain of IFC's new initiatives. The discount note program provides for issuances with maturities ranging from overnight to one year, which was launched in the last quarter of FY09.

IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At September 30, 2009, $297 million of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. franc were used for such purposes ($297 million — June 30, 2009). In addition, at September 30, 2009, $112 million of Brazilian reais borrowing funded a non-investment portfolio loan as opposed to being swapped into US dollars ($102 million — June 30, 2009).

Capital and Retained earnings

As of September 30, 2009, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $17,085 million, up from the June 30, 2009 level of $16,122 million. At September 30, 2009, total capital comprised $2,369 million of paid-in capital, unchanged from June 30, 2009, $13,122 million of retained earnings ($13,042 million at June 30, 2009), and $1,594 million of accumulated other comprehensive income ($711 million at June 30, 2009).

Designations of Retained Earnings

Beginning in FY04, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (FY05), grants to IDA (FY06), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's

Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's income statement in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

At September 30, 2009, retained earnings comprised $12,382 million of undesignated retained earnings ($12,251 million at June 30, 2009), $360 million of retained earnings designated for advisory services ($409 million at June 30, 2009), $181 million of retained earnings designated for PBG ($183 million at June 30, 2009), $100 million of retained earnings designated for the Global Infrastructure Project Development Fund ($100 million at June 30, 2009) and $99 million for IFC SME Ventures for IDA countries ($99 million at June 30, 2009).

On October 7, 2009, IFC's Board of Governors noted with approval the designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries. Such designations and concurrent reallocations were approved by IFC's Board of Directors on August 5, 2009.

Financial ratios (US GAAP-Basis)

	FY10 Q1	FY09
1. Return on average assets (%)	0.6	(0.3)
2. Return on average capital (%)	1.9	(0.9)
3. Cash and liquid investments as a percentage of next three years' estimated net cash requirements	75	75
4. External funding liquidity level (%)	197	163
5. Debt to equity ratio	2.2:1	2.1:1

IFC's leverage ratio was 2.2:1, well within the maximum of 4:1 as required by the policies approved by IFC's Board of Directors (Board). The externally funded liquidity ratio was 197%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 75%, above the minimum requirement of 45%.

Results of Operations

Overview

The overall market environment has a significant influence on IFC's financial performance. While emerging markets and IFC have faced very favorable conditions since FY03, the environment changed significantly in FY08, with heightened uncertainty replacing the stability of recent years. During FY09, this uncertainty was magnified and became a global financial crisis impacting both developed and developing markets. Prior to FY09, the impact was strongest in the United States but in FY09, the developed markets and emerging markets became significantly impacted as the financial crisis became a global financial crisis. Equity markets in many countries where IFC has significant investments dropped sharply in the latter part of FY08 and into FY09 but recovered somewhat in the fourth quarter of FY09. Markets stabilized somewhat during the latter stages of FY09 and into FY10, but the current environment is characterized by increased risk aversion, liquidity strains in international financial markets and elevated commodity and food prices. The changed global environment has significantly impacted IFC's recent financial performance, particularly in respect of generally lower income from equity investments and growing reserves against losses on loans.

The following paragraphs detail significant variances between FY10 Q1 and FY09 Q1, covering the periods included in IFC's FY10 Q1 condensed consolidated financial statements. Certain amounts in FY09 Q1 have been reclassified to conform to the current year's presentation.

Net Income

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value of $339 million in FY10 Q1, $375 million higher than the loss before net gains and losses on other non-trading financial instruments accounted for at fair value of $36 million in FY09 Q1. After net losses on other non-trading financial instruments accounted for at fair value of $259 million in FY10 Q1 ($108 million of gains — FY09 Q1), IFC has reported net income of $80 million in FY10 Q1 ($72 million — FY09 Q1).

IFC's FY10 Q1 financial performance has generally improved from that experienced throughout much of FY09, particularly in the second and third quarters of FY09. FY09 performance was significantly impacted by the global financial crisis, principally in the performance of the equity portfolio, mirroring the widespread declines in emerging countries stock markets during the year. Emerging countries stock markets continued the recovery that began in the fourth quarter of FY09 but market performance remains volatile.

Equity portfolio performance

The overall risk in the equity portfolio, as measured by country risk and credit risk, decreased marginally in FY10 Q1.

Income from the equity investment portfolio increased by $166 million from $67 million in FY09 Q1 to $233 million in FY10 Q1.

IFC generated realized gains on equity investments for FY10 Q1 of $167 million, as compared with $199 million for FY09 Q1, a decrease of $32 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Total realized gains on equity investments are concentrated — in FY10 Q1, one investment generated an individual capital gain in excess of $20 million for a total of $24 million, or 14%, of the FY10 Q1 gains, compared to one investment that generated individual capital gain in excess of $20 million for a total of $126 million, or 63%, of the FY09 Q1 gains.

Dividend income totaled $47 million in FY10 Q1, as compared with $124 million in FY09 Q1. Consistent with FY09, a significant amount of IFC's dividend income in FY10 Q1 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $14 million in FY10 Q1, as compared with $25 million in FY09 Q1. The decline in dividends can be mainly attributed to lower prices of copper, oil and gas, devaluation of certain currencies and delayed receipts.

In FY10 Q1, IFC recorded equity investment impairment write-downs of $50 million ($5 million on listed and liquid investments and $45 million on unlisted and listed & illiquid investments), as compared to $208 million in FY09 Q1 ($103 million on listed and liquid investments and $105 million on unlisted and listed & illiquid investments), a decrease of $158 million, which broadly reflects the recently improved global financial situation in FY10 Q1 after the significant impairment write-downs experienced throughout much of FY09, particularly in FY09 Q2 when such write-downs peaked at $585 million.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY10 Q1 totaled $71 million, as compared with losses of $49 million in FY09 Q1.

Loan and Guarantee portfolio performance

Income from loans and guarantees increased to $223 million in FY10 Q1 from $185 million in FY09 Q1. Excluding the impact of fair value accounting on loans, interest income and financial fees on loans and guarantees decreased to $187 million in FY10 Q1 from $233 million, a decrease of $46 million. This decrease may be analyzed as follows: (i) $45 million lower income due to growth in the loan portfolio, more than offset by the impact of lower interest rates when comparing FY10 Q1 to FY09 Q1; (ii) $2 million lower income due to lower net recoveries of interest on non-accruing loans; (iii) $4 million lower income due to lower income from income participation notes; and (iv) $5 million higher income due to higher commitment and financial fees, reflecting portfolio growth.

Unrealized gains on loans accounted for at fair value were $36 million in FY10 Q1, $84 million higher than the $48 million of unrealized losses reported in FY09 Q1.

The overall risk in the loan portfolio, as measured by country risk and credit risk, continued to deteriorate during FY10 Q1, continuing the trend of recent quarters. The level of non-performance in the loan portfolio increased during FY10 Q1 from 2.7% of the then-outstanding loan portfolio ($457 million) at June 30, 2009 to 3.8% of the outstanding loan portfolio ($687 million) at September 30, 2009, of which $251 million are past due for 60 days or more. IFC recorded $125 million of provisions for losses on loans in FY10 Q1 ($31 million of specific provisions; and $94 million of portfolio (or general) provisions, as compared with $43 million in FY09 Q1 ($19 million of specific provisions; and $24 million of portfolio provisions).

On September 30, 2009, IFC's total reserves against losses on loans were 7.7% of the disbursed loan portfolio (7.4% at June 30, 2009).

Liquid asset trading portfolio performance

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $17,864 million at June 30, 2009, to $19,803 million (including the P6 portfolio) at September 30, 2009.

Income from liquid asset trading activities totaled $320 million in FY10 Q1, as compared to $47 million in FY09 Q1. Both the structured legacy portfolio and other securities generated positive returns in FY10 Q1. In addition to interest income of $109 million, holdings of treasury securities showed $70 million of principal gains in FY10 Q1 and principal gains on the structured portfolio of ABS and MBS totaled $139 million (of which unrealized gains totaled $137 million) in FY10 Q1, following the rebound begun in FY09 Q4 after several consecutive quarters of losses. As a result of the improved market environment in FY10 Q1, IFC's holdings of securities in the liquid asset portfolios classified as "Level 3" reduced significantly as far fewer securities were classified as "hard to price" at FY10 Q1-end when compared to FY09-end. In addition, ABS securities classified as "Level 2" increased by $1,667 million comprising $1,517 million of new purchases, and Corporate Bonds in the same class increased by $1,686 million with new purchases of $2,421 million in FY10 Q1. All holdings in the liquid asset portfolio paid on schedule in FY10 Q1 except one non-agency MBS causing a loss of $0.3 million.

The P1 portfolio generated a return of $168 million in FY10 Q1, a return of 1.55%[2]. In FY09 Q1, the P1 portfolio generated a return of $(31) million, or (0.60)%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $5 million in FY10 Q1, or 1.00%, $10 million higher than the $(5) million, or (0.75)%, return in FY09 Q1.

The P2 and externally-managed P4 portfolios returned $140 million (2.50%) and $6 million (1.19%) in FY10 Q1, respectively, as compared to $69 million (1.34%) and $5 million (1.41%) in FY09 Q1.

IFC's P0 portfolio earned $1 million in FY10 Q1, a total return of 0.08%, as compared to $9 million (0.69%) in FY09 Q1.

Income from IFC's P6 local currency liquidity portfolio, reported in Other Income, totaled $8 million in FY10 Q1 ($15 million in FY09 Q1).

Net gains and losses on other non-trading financial instruments

As discussed in more detail in Note A to IFC's FY10 Q1 condensed consolidated financial statements, in accordance with ASC Topic 825, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of ASC Topic 825, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value in accordance with ASC Topic 815.

[2] Return percentages are reported gross of fees

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY10 Q1 and FY09 Q1 can be summarized as follows (US$ millions):

	FY10 Q1	FY09 Q1
Unrealized (losses) gains on market borrowings and associated derivatives, net	$(232)	$ 53
Unrealized (losses) gains on derivatives associated with loans	(28)	24
Unrealized gains on derivatives associated with debt securities	18	15
Net (losses) gains on derivatives associated with equity investments	(17)	16
Net (losses) gains on other non-trading financial instruments accounted for at fair value	$(259)	$108

The largest component of net losses on other non-trading financial instruments in FY10 Q1 related to the borrowings portfolio, including associated derivatives. The change in fair value of IFC's market borrowings portfolio includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings. IFC's market borrowings portfolio is not a frequently traded portfolio.

The substantial unrealized gains recorded in the second and third quarters of FY09 due to significant widening of credit spreads for IFC, as for all supranational and triple-A rated institutions were expected to reverse due to passage of time or if and when credit spreads returned to sub-LIBOR levels seen historically by IFC in its borrowing operations. During FY09 Q4 and FY10 Q1, IFC's credit spreads narrowed considerably from levels experienced at the end of FY09 Q3, although they remain above the historical sub-LIBOR levels seen historically. Accordingly, in FY09 Q4 there was a significant reversal of the unrealized gain reported in the second and third quarters of FY09, which continued in FY10 Q1. Total net unrealized losses on market borrowings and associated derivatives were $232 million in FY10 Q1, as compared with gains of $53 million in FY09 Q1.

IFC reported a net loss on derivatives associated with equity investments (principally put options, stock options, conversion features and warrants) of $17 million in FY10 Q1. As emerging markets equities improved in FY10 Q1, IFC's put options, stock warrants, and conversion features entered into in part as an exit strategy became less valuable, resulting in unrealized net losses.

Other

Other income of $42 million for FY10 Q1 was $6 million higher than in FY09 Q1 ($36 million).

Administrative expenses (the principal component of other expenses) decreased by $13 million (8%) from $166 million in FY09 Q1 to $153 million in FY10 Q1. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($5 million in FY10 Q1, as compared with $6 million in FY09 Q1). IFC recorded an expense from pension and other postretirement benefit plans in FY10 Q1 of $17 million, as compared with $9 million in FY09 Q1.

Expenditures for advisory services in FY10 Q1 totaled $49 million, $7 million lower than in FY09 Q1 ($56 million).

Other Comprehensive Income

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values accounted for at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are

significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

During FY10 Q1, IFC recorded a credit to OCI in the amount of $878 million relating to equity investments and debt securities as global emerging markets recovered further in the first quarter of FY10. IFC recorded a charge to OCI in the amount of $1,177 million in FY09 Q1. The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY10 Q1	FY09 Q1
Net unrealized gains (losses) on equity investments arising during the year:		
Unrealized gains	$ 954	$ 78
Unrealized losses	(61)	(1,069)
Reclassification adjustment for realized gains and impairment write-downs included in net income	(120)	(41)
Net unrealized gains (losses) on equity investments	$ 773	$(1,032)
Net unrealized gains (losses) on debt securities arising during the year:		
Unrealized gains	$ 125	$ 25
Unrealized losses	(19)	(184)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income	(1)	14
Net unrealized gains (losses) on debt securities	$ 105	$ (145)
Total unrealized gains (losses) on equity investments and debt securities	$ 878	$(1,177)

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2009 (unaudited) and June 30, 2009 (unaudited)

(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 528	$ 380
Time deposits	4,594	3,877
Trading securities - Notes B and J	24,137	20,243
Securities purchased under resale agreements	279	544
Investments - Notes C, D and J		
Loans ($441 - September 30, 2009 and $386 - June 30, 2009 at fair value) (net of reserves against losses of $1,374 - September 30, 2009 and $1,238 - June 30, 2009) - Notes C, D and J	16,243	15,328
Equity investments ($4,096 - September 30, 2009 and $3,243 - June 30, 2009 at fair value) - Notes C and J	6,222	5,344
Debt securities - Notes C and J	1,720	1,542
Total investments	24,185	22,214
Derivative assets - Note I	2,459	2,195
Receivables and other assets	2,706	2,030
Total assets	**$ 58,888**	**$ 51,483**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 9,055	$ 6,388
Borrowings outstanding - Note J		
From market sources at amortized cost	1,568	399
From market sources at fair value	27,383	25,261
From International Bank for Reconstruction and Development at amortized cost	50	51
Total borrowings	29,001	25,711
Derivative liabilities - Note I	1,181	1,553
Payables and other liabilities	2,566	1,709
Total liabilities	41,803	35,361
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note G	1,594	711
Retained earnings	13,122	13,042
Total capital	17,085	16,122
Total liabilities and capital	**$ 58,888**	**$ 51,483**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)

(US$ millions)

	2009	2008
Income from investments		
Income from loans and guarantees - Note D	$ 223	$ 185
Provision for losses on loans and guarantees - Note D	(127)	(44)
Income (loss) from debt securities ($3 of total other-than-temporary impairment losses, of which $2 recognized in other comprehensive income - September 30, 2009) - Note E	8	(5)
Income from equity investments - Note F	233	67
Total income from investments	**337**	**203**
Income from liquid asset trading activities - Note B	320	47
Charges on borrowings	(89)	(144)
Income from investments and liquid asset trading activities, after charges on borrowings	**568**	**106**
Other income		
Service fees	10	11
Other	32	25
Total other income	**42**	**36**
Other expenses		
Administrative expenses	(153)	(166)
Expense from pension and other postretirement benefit plans - Note L	(17)	(9)
Other	(2)	(9)
Total other expenses	**(172)**	**(184)**
Foreign currency transaction (losses) gains on non-trading activities	(48)	62
Expenditures for advisory services - Note G	(49)	(56)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note G	(2)	-
Income (loss) before net (losses) gains on other non-trading financial instruments accounted for at fair value	**339**	**(36)**
Net (losses) gains on other non-trading financial instruments accounted for at fair value - Note H	(259)	108
Net income	**$ 80**	**$ 72**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)

(US$ millions)

	2009	2008
Net income	**$ 80**	**$ 72**
Other comprehensive income (loss)		
Net unrealized (losses) gains on debt securities arising during the period	106	(159)
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	(2)	-
Add: reclassification adjustment for impairment write-downs included in net income	1	14
Net unrealized gains (losses) on debt securities	**105**	**(145)**
Net unrealized gains (losses) on equity investments arising during the period	893	(991)
Less: reclassification adjustment for realized gains included in net income	(125)	(144)
Add: reclassification adjustment for impairment write-downs included in net income	5	103
Net unrealized gains (losses) on equity investments	**773**	**(1,032)**
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	**5**	**2**
Total other comprehensive income (loss)	**883**	**(1,175)**
Total comprehensive income (loss)	**$ 963**	**$ (1,103)**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income	Capital stock [†]	Total capital
At June 30, 2009	$ 12,251	$ 791	$ 13,042	$ 711	$ 2,369	$ 16,122
Three months ended September 30, 2009						
Net income	80		80			80
Other comprehensive income			-	883		883
Expenditures against designated retained earnings - Note G	51	(51)	-			-
At September 30, 2009	$ 12,382	$ 740	$ 13,122	$ 1,594	$ 2,369	$ 17,085
At June 30, 2008	$ 12,366	$ 826	$ 13,192	$ 2,703	$ 2,366	$ 18,261
Cumulative effect of adoption of FSP FAS 115-2 - Notes E and J	1		1	(1)		-
At June 30, 2008 after cumulative effect adjustments	$ 12,367	$ 826	$ 13,193	$ 2,702	$ 2,366	$ 18,261
Three months ended September 30, 2008						
Net income	72		72			72
Other comprehensive loss			-	(1,175)		(1,175)
Expenditures against designated retained earnings - Note G	56	(56)	-			-
Designations of retained earnings - Note G	(100)	100	-			-
At September 30, 2008	$ 12,395	$ 870	$ 13,265	$ 1,527	$ 2,366	$ 17,158

[†] Capital stock includes payments received on account of pending subscriptions.

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three months ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited)
(US$ millions)

	2009	2008
Cash flows from investing activities		
Loan disbursements	$ (1,428)	$ (1,326)
Investments in equity securities	(221)	(325)
Investments in debt securities	(69)	(82)
Loan repayments	518	527
Equity redemptions	1	-
Debt securities repayments	44	1
Sales of equity investments	281	257
Sales of debt securities	-	1
Net cash used in investing activities	(874)	(947)
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	2,276	1,104
Retirement	(1,211)	(415)
Medium and long-term borrowings related derivatives, net	14	101
Short-term borrowings, net	1,059	-
Net cash provided by financing activities	2,138	790
Cash flows from operating activities		
Net income	80	72
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gains on equity investments	(167)	(199)
Net realized (gains) losses on borrowings extinguishments	(1)	3
Unrealized (gains) losses on equity investments accounted for at fair value under the Fair Value Option	(71)	49
Unrealized (gains) losses on loans accounted for at fair value under the Fair Value Option	(36)	48
Equity investment impairment write-downs	50	208
Impairment losses on debt securities available-for-sale	1	14
Unrealized (gains) losses on debt securities accounted for at fair value under the Fair Value Option	(1)	5
Provision for losses on loans and guarantees	127	44
Foreign currency transaction losses (gains) on non-trading activities	48	(62)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	259	(108)
Change in accrued income on loans, time deposits and securities	(37)	(44)
Change in payables and other liabilities	705	(285)
Change in receivables and other assets	(382)	(662)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(1,041)	401
Net cash used in operating activities	(466)	(516)
Change in cash and cash equivalents	798	(673)
Effect of exchange rate changes on cash and cash equivalents	67	(76)
Net change in cash and cash equivalents	865	(749)
Beginning cash and cash equivalents	4,257	8,762
Ending cash and cash equivalents	$ 5,122	$ 8,013
Composition of cash and cash equivalents		
Cash and due from banks	$ 528	$ 393
Time deposits	4,594	7,620
Total cash and cash equivalents	$ 5,122	$ 8,013
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 167	$ 317
Borrowings	(828)	(641)
Currency swaps	(1)	(2)
Charges on borrowings paid, net	88	139
Non-cash item:		
Loan and debt securities conversion to equity, net	3	9

The notes to the condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through co-financing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC, three subsidiaries, and two variable interest entities (VIEs) (see Note M). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On November 16, 2009, the Board of Directors of IFC (the Board) approved these condensed consolidated financial statements for issue. Following the Board's approval of these condensed consolidated financial statements, IFC has evaluated subsequent events through November 16, 2009, the date of issue.

Condensed consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) (formerly Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements)* and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option) (formerly SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities)*. ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, ASC 825 allows for a one-time election for existing positions upon adoption. ASC 820 and the Fair Value Option are to be applied prospectively.

The Fair Value Option

IFC elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption and entered into during the year ended June 30, 2008, the year ended June 30, 2009 and the three months ended September 30, 2009:

(i) direct equity investments and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with ASC Topic 815, *Derivatives and Hedging* (ASC 815) (formerly SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended). Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC 815's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to the adoption of ASC 820, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 is the majority of equity investments for which IFC has elected the Fair Value Option.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2009 and June 30, 2009. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC Topic 320, *Investments – Debt and Equity Securities* (ASC 320) (formerly SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*). As noted above under "Fair Value Option and Fair Value Measurements", also direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient organization disburses the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its condensed consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of September 30, 2009, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), (formerly FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*, which was amended in December 2003, by FASB Interpretation No. 46, (revised December 2003) *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*) defines certain variable interest entities (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its condensed consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note M provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161, requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which was the three months ended March 31, 2009 for IFC. Effective July 1, 2009, the provisions of SFAS No. 161 are included in ASC 815.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FAP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-3 are included in ASC 820.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see third preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 was effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 133-1 and FIN 45-4 are included in ASC 815.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and non-transferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those transferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 were effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 140-4 and FIN 46(R) are included in ASC Topic 860, *Transfers and Servicing*.

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, FSP EITF 99-20-1 is included in ASC 325, *Investments-Other*. Subtopic 40, *Beneficial Interests in Securitized Financial Assets.*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In June 2009, the FASB Issued SFAS No. 165, *Subsequent Events*. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which events or transactions must be evaluated for recognition or disclosure, the circumstances under which events or transactions occurring after balance date should be recognized in the financial statements, and the related disclosures that should be made. SFAS No. 165 was effective for interim and annual financial statements ending after June 15, 2009 (which was the year ended June 30, 2009 for IFC). The adoption of SFAS No. 165 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 165 is ASC Topic 855, *Subsequent Events*.

On April 9, 2009, the FASB issued FSP 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FSP FAS157-4, reporting entities are required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities are also required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP FAS 157-4 also requires additional disclosures of the inputs and valuation techniques used to measure fair value and a discussion of any changes in those techniques. FSP FAS 157-4 was effective for the first interim or annual reporting period ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be prospectively applied. The adoption of FSP FAS 157-4 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-4 are included in ASC 820.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* (FSP FAS 115-2 and 124-2). FSP 115-2 and 124-2 modify the indicator of other-than-temporary impairment (OTTI) for debt securities and incorporates factors currently included in other authoritative literature into the model for determining whether a debt security is other-than-temporarily impaired. Among other things, FSP FAS115-2 and 124-2 change the amount of OTTI recognized in net income when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in net income - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in net income and the methodology and significant inputs used to determine the portion of OTTI recognized in net income. FSP FAS 115-2 and 124-2 was effective for interim and annual reporting periods ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. IFC adopted FSP FAS 115-2 and 124-2 effective April 1, 2009. The adoption of FSP FAS 115-2 and 124-2 resulted in the reclassification of non-credit-related OTTI on debt securities to other comprehensive income of $34 million in the year ended June 30, 2009. Effective July 1, 2009, the provisions of FSP FAS 115-2 and 124-2 are included in ASC 320, Section 35, *Subsequent Measurement.*

On April 9, 2009, the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim periods ending after June 15, 2009 (which is the three months ending September 30, 2009 for IFC). Effective July 1, 2009, the provisions of FSP FAS 107-1 and APB 28-1 are included in ASC 825.

Accounting and financial reporting developments – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaced SFAS No. 141, *Business Combinations*, but retained its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 141(R) is ASC Topic 805, *Business Combinations*.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of SFAS No. 160 are included in ASC 810.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance contracts - an interpretation of FASB Statement No. 60* (SFAS No. 163). SFAS No. 163 requires insurance enterprises that issue financial guarantee contracts to initially recognize the premium received as unearned premium revenue and to recognize that premium revenue over the period in which the protection is provided and in proportion to it. It also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (which is the year ending June 30, 2010 for IFC). SFAS No. 163 is not expected to apply to IFC. Effective July 1, 2009, the provisions of SFAS No. 163 are included in ASC Topic 944, *Financial Services – Insurance*.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 166. Once effective, SFAS No. 166 will be ASC Topic 860, *Transfers and Servicing*.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 167. Once effective, the provisions of SFAS No. 167 will be included in the VIE Subsections of ASC 810.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, [ASC] Topic 105, *Generally Accepted Accounting Standards amendments based on SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (ASC 105), . ASC 105 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. Following ASC 105, the FASB will not issue new standards in the form of SFASs, FINs, FSPs or EITF abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to update the Codification. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 (which is the three months ended September 30, 2009 for IFC). The Codification's content carries the same level of authority effectively superseding SFAS No. 162. ASC 105 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair value* (ASU No. 2009-05). ASU No. 2009-05 reaffirms that the fair value of a liability assumes the transfer of a liability to a market participant as of the measurement date; that is the liability is presumed to continue and is not settled with the counterparty. ASU No. 2009-05 emphasizes that a fair value measurement of a liability includes non-performance risk and that such risk does not change after transfer of the liability. ASU No. 2009-05 precludes the separate adjustment of the fair value measurement for the impact of a restriction on the transfer of a liability. ASU No. 2009-05 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In September 2009, the FASB issued ASU No. 2009-12, *Investments in Certain Entities That Calculate Net Asset value per Share (or its Equivalent)* ASU No. 2009-12. ASU No. 2009-12 provides guidance on measuring the fair value of certain alternative investments and offers a practical expedient (net asset value) for measuring the fair value of investments in certain entities that calculate net assets value per share. ASU No. 2009.12 is effective for interim and annual periods ending after December 15, 2009 (which is the three months ending December 31, 2009 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In addition, during the three months ended September 30, 2009, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flow of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – LIQUID ASSET TRADING PORTFOLIO

Income from the liquid asset trading portfolio for the three months ended September 30, 2009 and 2008 comprises (US$ millions):

	2009	2008
Interest income	$ 109	$ 135
Net gains (losses) on trading activities:		
Realized gains	37	33
Unrealized gains (losses)	172	(119)
Net gains (losses) on trading activities	209	(86)
Foreign currency transaction gains (losses)	2	(2)
Total income from liquid asset trading portfolio	$ 320	$ 47

Net gains (losses) on trading activities comprise net gains on asset-backed and mortgage-backed securities of $139 million for the three months ended September 30, 2009 ($145 million losses - three months ended September 30, 2008) and net gains on other trading securities of $70 million for the three months ended September 30, 2009 ($59 million gains - three months ended September 30, 2008).

Trading securities at September 30, 2009 includes securities with a fair value of $863 million which are rated less than triple-A by one or more Rating Agencies ($872 million - June 30, 2009).

NOTE C – INVESTMENTS

The carrying value of investments at September 30, 2009 and June 30, 2009 comprises (US$ millions):

	September 30, 2009	June 30, 2009
Loans		
Loans at amortized cost	$ 17,176	$ 16,180
Less: Reserve against losses on loans	(1,374)	(1,238)
Net loans	15,802	14,942
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $485 - September 30, 2009, $466 - June 30, 2009)	441	386
Total Loans	16,243	15,328
Equity investments		
Equity investments at cost less impairment	2,126	2,101
Equity investments accounted for at fair value as available-for-sale* (cost $983 - September 30, 2009, $963 - June 30, 2009)	2,712	1,927
Equity investments accounted for at fair value under the Fair Value Option (cost $1,038 - September 30, 2009, $1,041 - June 30, 2009)	1,384	1,316
Total equity investments	6,222	5,344
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,458 - September 30, 2009, $1,500 - June 30, 2009)	1,606	1,542
Debt securities accounted for at fair value under the Fair Value Option (cost $114 - September 30, 2009, $0 - June 30, 2009)	114	-
Total debt securities	1,720	1,542
Total carrying value of investments	$ 24,185	$ 22,214

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at September 30, 2009 excludes $20 million ($12 million at June 30, 2009) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three months ended September 30, 2009 and 2008, comprise the following (US$ millions):

	2009	2008
Interest income	$ 167	$ 218
Commitment fees	10	8
Other financial fees	10	7
Unrealized gains (losses) on loans accounted for at fair value under the Fair Value Option	36	(48)
Income from loans and guarantees	**$ 223**	**$ 185**

Loans on which the accrual of interest has been discontinued amounted to $687 million at September 30, 2009 ($457 million - June 30, 2009). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2009 totaled $12 million ($7 million - three months ended September 30, 2008). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2009 was $1 million ($4 million - three months ended September 30, 2008) on a cash basis.

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2009 totaled $1,931 million ($2,055 million - June 30, 2009). Guarantees of $1,302 million that were outstanding (i.e., not called) at September 30, 2009 ($1,365 million - June 30, 2009), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Reserves against losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2009, and the year ended June 30, 2009, are summarized below (US$ millions):

	Three months ended September 30, 2009			Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 300	$ 938	$ 1,238	$ 219	$ 629	$ 848
Provision for losses on loans	31	94	125	109	332	441
Write-offs	-	-	-	(41)	-	(41)
Recoveries of previously written-off loans	2	-	2	15	-	15
Foreign currency transaction adjustments	1	8	9	(1)	(23)	(24)
Other adjustments	-	-	-	(1)	-	(1)
Ending balance	**$ 334**	**$ 1,040**	**$ 1,374**	**$ 300**	**$ 938**	**$ 1,238**

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended September 30, 2009 includes $2 million provision in respect of guarantees ($1 million provision - three months ended September 30, 2008). At September 30, 2009 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $16 million ($14 million - June 30, 2009). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – DEBT SECURITIES

Debt securities at September 30, 2009 and June 30, 2009 comprise (US$ millions):

	September 30, 2009				June 30, 2009			
		Unrealized		Fair		Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities:								
Amortized cost	1,176				1,169			
Foreign currency transaction gains	108				39			
Total Corporate debt securities	$ 1,284	$ 26	$ (51)	$ 1,259	$ 1,208	$ 17	$ (54)	$ 1,171
Preferred shares	330	86	(23)	393	196	65	(3)	258
Asset-backed securities:								
Amortized cost	63				67			
Foreign currency transaction gains	2				-			
Total Asset-backed securities	65	-	-	65	67	-	-	67
Other debt securities	3	-	-	3	68	-	(22)	46
Total	**$ 1,682**	**$ 112**	**$ (74)**	**$ 1,720**	**$ 1,539**	**$ 82**	**$ (79)**	**$ 1,542**

The fair value, unrealized losses and length of time of unrealized losses on debt securities at September 30, 2009 are summarized below (US$ millions):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 192	$ (10)	$ 746	$ (41)	$ 938	$ (51)
Preferred shares	22	(4)	48	(19)	70	(23)
Total	**$ 214**	**$ (14)**	**$ 794**	**$ (60)**	**$ 1,008**	**$ (74)**

Income (loss) from debt securities for the three months ended September 30, 2009 and 2008, comprises the following (US$ millions):

	2009	2008
Interest income	$ 8	$ 14
Impairment losses on debt securities:		
Total other-than-temporary impairment losses	(3)	(14)
Portion of losses recognized in other comprehensive income	2	-
Net impairment losses recognized in net income	(1)	(14)
Unrealized gains (losses) on debt securities accounted for under the Fair Value Option	1	(5)
Total income (loss) from debt securities	**$ 8**	**$ (5)**

NOTE F – EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2009 and 2008 comprises the following (US$ millions):

	2009	2008
Realized gains on equity sales	$ 167	$ 199
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	71	(49)
Dividends and profit participations	47	124
Other-than-temporary impairment losses:		
Equity investments at cost less impairment	(45)	(105)
Equity investments available-for-sale	(5)	(103)
Total other-than-temporary impairment losses on equity investments	(50)	(208)
Custody, fees and other	(2)	1
Total income from equity investments	**$ 233**	**$ 67**

Realized gains on equity sales include gains on non-monetary exchanges and are net of losses on sales of equity investments.

Dividends and profit participations include $14 million ($25 million - three months ended September 30, 2008) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

At June 30, 2009, retained earnings designated for advisory services totaled $409 million. IFC has recorded expenditures for advisory services totaling $49 million for the three months ended September 30, 2009 ($56 million - three months ended September 30, 2008).

At June 30, 2009, retained earnings designated for performance-based grants totaled $183 million. IFC has recorded expenditure for performance-based grants totaling $2 million for the three months ended September 30, 2009 ($0 - three months ended September 30, 2008).

At June 30, 2009, retained earnings designated for IFC SME Ventures for IDA countries totaled $99 million. There were no expenditures for IFC SME Ventures for IDA countries for three months ended September 30, 2009 ($0 - three months ended September 30, 2008).

Through June 30, 2009, retained earnings designated for a Global Infrastructure Project Development Fund totaled $100 million. IFC has not recognized any expenditure through September 30, 2009.

Through June 30, 2009, IFC had designated retained earnings in the cumulative amount of $1,100 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. At June 30, 2009, all designations had been expended. There were no expenditures for grants to IDA for three months ended September 30, 2009 ($0 - three months ended September 30, 2008).

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries.

Designated retained earnings at September 30, 2009 and June 30, 2009 are summarized as follows (US$ millions):

	September 30, 2009	June 30, 2009
Advisory services	$ 360	$ 409
Performance-based grants	181	183
IFC SME Ventures for IDA countries	99	99
Global Infrastructure Project Development Fund	100	100
Total designated retained earnings	$ 740	$ 791

Subsequent event - On October 7, 2009, IFC's Board of Governors noted with approval the designations and reallocations approved by IFC's Board of Directors on August 5, 2009.

The components of accumulated other comprehensive income at September 30, 2009 and June 30, 2009 are summarized as follows (US$ millions):

	September 30, 2009	June 30, 2009
Net unrealized gains on debt securities*	$ 146	$ 41
Net unrealized gains on equity investments	1,749	976
Unrecognized net actuarial (losses) gains and unrecognized prior service credits (costs) on benefit plans	(301)	(306)
Total accumulated other comprehensive income	$ 1,594	$ 711

* Includes cumulative effect of adoption of FSP FAS 115-2 of $(1) million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – NET (LOSSES) GAINS ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net (losses) gains on other non-trading financial instruments accounted for at fair value for the three months ended September 30, 2009 and 2008 comprises (US$ millions):

	2009	2008
Unrealized (losses) gains on market borrowings accounted for at fair value:		
Credit spread component	$ (61)	$ 12
Interest rate, foreign exchange and other components	(230)	189
Total unrealized (losses) gains on market borrowings	(291)	201
Unrealized gains (losses) on derivatives associated with market borrowings	59	(148)
Net unrealized (losses) gains on market borrowings and associated derivatives	(232)	53
Unrealized (losses) gains on derivatives associated with loans	(28)	24
Unrealized gains on derivatives associated with debt securities	18	15
Net (losses) gains on derivatives associated with equity investments	(17)	16
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (259)**	**$ 108**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE I – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC 815. Note A describes how and why IFC uses derivative instruments.

The fair value of derivative instrument assets and liabilities by contract type at September 30, 2009 and June 30, 2009 is summarized as follows (US$ millions):

Balance sheet location	September 30, 2009 Fair Value	June 30, 2009 Fair value
Derivative assets		
Interest rate contracts	$ 398	$ 361
Foreign exchange contracts	10	200
Interest rate and currency contracts	1,699	1,299
Equity contracts	350	327
Other derivative contracts	2	8
Total derivative assets	**$ 2,459**	**$ 2,195**
Derivative liabilities		
Interest rate contracts	$ 278	$ 314
Foreign exchange contracts	8	202
Interest rate and currency contracts	895	1,037
Total derivative liabilities	**$ 1,181**	**$ 1,553**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The effect of derivative contracts on the income statement for the three months ended September 30, 2009 and 2008 is summarized as follows (US$ millions):

Derivative category	Income statement location	2009	2008
Interest rate contracts	Income from loans and guarantees	$ (8)	$ (3)
	Income from liquid asset trading activities	(91)	(5)
	Charges on borrowings	76	28
	Other income	4	-
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	118	(18)
Foreign exchange contracts	Foreign currency transaction (losses) gains on non-trading activities	(1)	4
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(1)	-
Interest rate and currency contracts	Income from loans and guarantees	(43)	(40)
	Income from debt securities	(18)	(18)
	Income from liquid asset trading activities	2	(2)
	Charges on borrowings	146	99
	Foreign currency transaction (losses) gains on non-trading activities	581	(199)
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(73)	(92)
Equity contracts	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(7)	13
Other derivative contracts	Income from equity investments	-	2
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(5)	5
Total		$ 680	$ (226)

The income related to each derivative category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

At September 30, 2009, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $30,212 million, foreign exchange contracts was $417 million and interest rate and currency contracts was $18,598 million. At September 30, 2009, there were 100 equity contracts and 3 other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC 815.

IFC enters into interest rate and currency derivatives under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $377 million at September 30, 2009 ($533 million at June 30, 2009). At September 30, 2009 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $129 million would be required to be posted against net liability positions by counterparty at September 30, 2009 ($151 million at June 30, 2009).

NOTE J – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of September 30, 2009 and June 30, 2009. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of September 30, 2009, and June 30, 2009, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from independent commercial pricing services. The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Where vendor prices are not available, liquid assets are valued using model prices; liquid assets valued using model prices are classified as Level 2 or Level 3 depending on the degree that model inputs are observable in the market place.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - Effective June 30, 2009, IFC enhanced the valuation of the loan portfolio to be consistent with the ASC 820 framework and its ASC 825 loan fair value methodology. Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. Fair values of loan commitments were based on discounted cash flows.

Equity investments - Fair values of equity investments were determined using market prices where available. Equity investments without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions, discounted cash flows, relative valuation through the use of comparables, net asset values or book values. Where market prices were not available or appropriate valuation techniques were not practical, cost was determined to be the best estimate of fair value.

Borrowings - Fair values were derived by using quoted market prices where available. Otherwise, fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2009 and June 30, 2009 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	September 30, 2009		June 30, 2009	
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 29,538	$ 29,538	$ 25,044	$ 25,044
Investments:				
Loans, net	16,243	16,636	15,328	15,238
Equity investments at cost less impairment	2,126	4,679	2,101	4,689
Equity investments accounted for at fair value as available-for-sale	2,712	2,712	1,927	1,927
Equity investments accounted for at fair value under the Fair Value Option	1,384	1,384	1,316	1,316
Total equity investments	6,222	8,775	5,344	7,932
Debt securities	1,720	1,720	1,542	1,542
Total investments	24,185	27,131	22,214	24,712
Derivative assets:				
Borrowings-related	1,806	1,806	1,300	1,300
Liquid asset portfolio-related and other	64	64	231	231
Investment-related	547	547	629	629
Client risk management-related	42	42	35	35
Total derivative assets	2,459	2,459	2,195	2,195
Other financial assets	-	33	-	25
Nonfinancial assets	2,706	2,706	2,030	2,030
Total assets	$ 58,888	$ 61,867	$ 51,483	$ 54,006
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 9,055	$ 9,055	$ 6,388	$ 6,388
Market and IBRD borrowings outstanding	29,001	29,007	25,711	25,718
Derivative liabilities:				
Borrowings-related	489	489	896	896
Liquid asset portfolio-related and other	161	161	280	280
Investment-related	489	489	342	342
Client risk management-related	42	42	35	35
Total derivative liabilities	1,181	1,181	1,553	1,553
Nonfinancial liabilities	2,566	2,566	1,709	1,709
Total liabilities	$ 41,803	$ 41,809	$ 35,361	$ 35,368

Other financial assets comprise standalone stock options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $22 million at September 30, 2009 ($20 million - June 30, 2009).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables provide information as of September 30, 2009 and June 30, 2009, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At September 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ 2	$ 1,200	$ -	$ 1,202
US government issues	5,500	1,218	-	6,718
Asset-backed securities	-	3,420	18	3,438
Collateralized debt obligations	-	43	122	165
Commercial mortgage-backed securities	-	419	-	419
Residential mortgage-backed securities	-	2,184	51	2,235
Other asset-backed securities	-	39	-	39
Corporate securities	-	8,113	2	8,115
Money market funds	1,806	-	-	1,806
Total trading securities	7,308*	16,636	193	24,137
Loans (outstanding principal balance $485)	-	-	441	441
Equity investments	1,756	-	2,340	4,096
Debt securities:				
Corporate debt securities	-	-	1,259	1,259
Preferred shares	-	-	393	393
Asset-backed securities	-	-	65	65
Other debt securities	-	-	3	3
Total debt securities	-	-	1,720	1,720
Derivative assets	-	2,107	352	2,459
Total assets at fair value	**$ 9,064**	**$ 18,743**	**$ 5,046**	**$ 32,853**
Borrowings (outstanding principal balance $28,692**)	$ 8,592	$ 18,791	$ -	$ 27,383
Derivative liabilities	-	1,181	-	1,181
Total liabilities at fair value	**$ 8,592**	**$ 19,972**	**$ -**	**$ 28,564**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,840 million at September 30, 2009.

** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,400 million, with a fair value of $1,768 million as of September 30, 2009.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ -	$ 1,338	$ -	$ 1,338
US government issues	5,915	907	-	6,822
Asset-backed securities	-	1,753	301	2,054
Collateralized debt obligations	-	-	170	170
Commercial mortgage-backed securities	-	369	13	382
Residential mortgage-backed securities	-	1,946	372	2,318
Other asset-backed securities	-	40	-	40
Corporate securities	-	6,427	-	6,427
Money market funds	692	-	-	692
Total trading securities	6,607*	12,780	856	20,243
Loans (outstanding principal balance $466)	-	-	386	386
Equity investments	1,667	-	1,576	3,243
Debt securities:				
Corporate debt securities	-	-	1,171	1,171
Preferred shares	-	-	258	258
Asset-backed securities	-	-	67	67
Other debt securities	-	-	46	46
Total debt securities	-	-	1,542	1,542
Derivative assets	-	1,860	335	2,195
Total assets at fair value	**$ 8,274**	**$ 14,640**	**$ 4,695**	**$ 27,609**
Borrowings (outstanding principal balance $26,813**)	$ 8,533	$ 16,728	$ -	$ 25,261
Derivative liabilities	-	1,553	-	1,553
Total liabilities at fair value	**$ 8,533**	**$ 18,281**	**$ -**	**$ 26,814**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $711 million at June 30, 2009.

** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,132 million, with a fair value of $1,494 million as of June 30, 2009.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2009 and year ended June 30, 2009 (US$ millions):

	Level 3 financial assets and financial liabilities Three months ended September 30, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2009	$ 856	$ 386	$ 1,576	$ 1,542	$ 335	$ -
Total gains (losses) (realized and unrealized) for the three months ended September 30, 2009 in:						
Net income (loss)	(23)	39	86	3	(16)	-
Other comprehensive income	-	-	626	105	-	-
Purchases, issuances and settlements, net	23	16	39	70	33	-
Transfers in (out) of Level 3	(663)	-	13	-	-	-
Balance as of September 30, 2009	**$ 193**	**$ 441**	**$ 2,340**	**$ 1,720**	**$ 352**	**$ -**
For the three months ended September 30, 2009:						
Unrealized (losses) gains included in net income	$ (21)	$ 41	$ 65	$ -	$ (19)	$ -
Unrealized (losses) gains included in other comprehensive income	$ -	$ -	$ 626	$ 105	$ -	$ -

	Level 3 financial assets and financial liabilities Year ended June 30, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2009 in:						
Net income (loss)	(199)	(74)	(191)	(55)	200	13
Other comprehensive income (loss)	-	-	1	(180)	-	-
Purchases, issuances and settlements, net	(159)	212	593	157	(29)	-
Transfers in (out) of Level 3	895	-	(214)	-	54	-
Balance as of June 30, 2009	**$ 856**	**$ 386**	**$ 1,576**	**$ 1,542**	**$ 335**	**$ -**
For the year ended June 30, 2009:						
Unrealized (losses) gains included in net loss	$ (199)	$ (75)	$ (204)	$ 2	$ 155	$ -
Unrealized (losses) gains included in other comprehensive loss	$ -	$ -	$ 29	$ (149)	$ -	$ -

Gains (losses) (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, (loss) income from equity investments and income from debt securities, respectively.

As of September 30, 2009, equity investments, accounted for at cost less impairment, with a carrying amount of $219 million were written down to their fair value of $174 million ($421 million and $311 million - September 30, 2008) pursuant to ASC 320, Section 10-35, *Overall, Subsequent Measurements*, paragraph 17 et al thereof (formerly FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*), resulting in a loss of $45 million, which was included in income from equity investments in the condensed consolidated income statement during the three months ended September 30, 2009 (loss of $110 million - three months ended September 30, 2008). The amount of the write down was based on a Level 3 measure of fair value.

NOTE K – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of Significant Accounting and Related Policies."

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2009 and 2008 is given below (US$ millions):

	2009			2008		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 219	$ 4	$ 223	$ 181	$ 4	$ 185
Provision for losses on loans and guarantees	(127)	-	(127)	(44)	-	(44)
Income (loss) from debt securities	8	-	8	(5)	-	(5)
Income from equity Investments	233	-	233	67	-	67
Income from liquid asset trading activities	-	320	320	-	47	47
Charges on borrowings	(68)	(21)	(89)	(94)	(50)	(144)
Other income	42	-	42	36	-	36
Other expenses	(169)	(3)	(172)	(182)	(2)	(184)
Foreign currency transaction (losses) gains on non-trading activities	(48)	-	(48)	60	2	62
Expenditures for advisory services	(49)	-	(49)	(56)	-	(56)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries	(2)	-	(2)	-	-	-
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(27)	(232)	(259)	54	54	108
Net income	$ 12	$ 68	$ 80	$ 17	$ 55	$ 72

NOTE L – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2009 and 2008 (US$ millions):

	Three Months Ended September 30, 2009		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 15	$ 3	$ 1
Interest cost	27	4	1
Expected return on plan assets	(35)	(4)	0
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss	3	1	1
Net periodic pension cost	$ 10	$ 4	$ 3

* Less than $0.5 million

	Three Months Ended September 30, 2008		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 17	$ 3	$ 1
Interest cost	27	4	1
Expected return on plan assets	(43)	(4)	-
Amortization of prior service cost	1	*	*
Amortization of unrecognized net loss	-	1	1
Net periodic pension cost	$ 2	$ 4	$ 3

* Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

Subsidiaries

IFC has established a wholly-owned subsidiary, IFC Asset Management Company, LLP to manage two Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Fund); and IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund) (collectively, the Funds). The purpose of the Funds is to make investments in eligible banks. IFC is a limited partner, and IFC Capitalization (Equity) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Equity Fund. IFC is a limited partner and IFC Capitalization (Subordinated Debt) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Sub-Debt Fund. IFC intends to invest $775 million in the Equity Fund and $225 million in the Sub-Debt Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Funds.

The establishment of these entities in January 2009 did not have a material impact on the financial position, results of operations or cash flows of IFC in the year ended June 30, 2009 and the three months ended September 30, 2009.

Variable interest entities

An entity is subject to the ASC 810 VIE Subsections and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and non controlling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply the ASC 810 VIE Subsections to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which the ASC VIE 810 Subsections are not being applied, why the information required to apply the ASC 810 VIE Subsections is not available, the nature, purpose and activities of the entities to which the ASC 810 VIE Subsections are not being applied, and the enterprise's maximum exposure to the entities to which the ASC 810 VIE Subsections are not being applied.

Primary beneficiary

IFC has identified two VIEs in which IFC is deemed to be the primary beneficiary at September 30, 2009, and which have been consolidated into IFC's condensed consolidated financial statements as of September 30, 2009. All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the two investments described above, IFC's condensed consolidated balance sheet at September 30, 2009 includes additional assets of $12 million in equity investments ($10 million - June 30, 2009), $2 million in receivables and other assets ($0 - June 30, 2009), and additional liabilities of $4 million in payables and other liabilities ($3 million - June 30, 2009).

Other income totaled $3 million during the three months ended September 30, 2009 ($2 million - three months ended September 30, 2008). And other expenses totaled $1 million during the three months ended September 30, 2009 ($8 million - three months ended September 30, 2008).

Significant variable interests

IFC has identified 87 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at September 30, 2009 (83 investments - June 30, 2009). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $11,411 million at September 30, 2009 ($9,552 million - June 30, 2009). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $2,936 million at September 30, 2009 ($2,817 million - June 30, 2009).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The regional and sectoral analysis of IFC's investments in these VIEs at September 30, 2009 is as follows (US$ millions):

	September 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 921	$ 116	$ 59	$ -	$ -	$ 1,096
Europe and Central Asia	463	85	-	-	-	548
Latin America and Caribbean	420	93	5	8	3	529
Middle East and North Africa	325	47	-	-	1	373
Sub-Saharan Africa	144	64	-	4	-	212
Other	156	-	16	-	6	178
Total VIE investments	$ 2,429	$ 405	$ 80	$ 12	$ 10	$ 2,936

	September 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 480	$ 70	$ -	$ 8	$ -	$ 558
Transportation and warehousing	470	40	5	-	5	520
Electric Power	450	-	-	-	-	450
Finance and insurance	279	21	62	4	5	371
Collective investment vehicles	34	179	-	-	-	213
Construction and real estate	115	4	-	-	-	119
Nonmetallic mineral product manufacturing	65	46	-	-	-	111
Information	90	12	8	-	-	110
Agriculture and forestry	95	3	-	-	-	98
Industrial and consumer products	87	4	-	-	-	91
Wholesale and retail trade	82	-	-	-	-	82
Food and beverages	64	8	5	-	-	77
Pulp & Paper	32	-	-	-	-	32
Primary metals	27	-	-	-	-	27
Textiles, apparel and leather	22	2	-	-	-	24
Accommodation and tourism services	21	2	-	-	-	23
Health care	4	14	-	-	-	18
Other	12	-	-	-	-	12
Total VIE investments	$ 2,429	$ 405	$ 80	$ 12	$ 10	$ 2,936

NOTE N – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS

KPMG

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of September 30, 2009, and the related condensed consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for the three-month periods ended September 30, 2009 and 2008. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2009, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2009, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

November 16, 2009

Information Statement

International Finance Corporation

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by IFC or by any dealer, underwriter or agent of IFC. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A — Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2009.

TABLE OF CONTENTS

	Page
Availability of information	1
Summary information	2
Selected financial data	3
IFC	4
Use of proceeds	4
Financial structure of IFC	4
Client services	4
Treasury services	13
Enterprise risk management	17
Critical accounting policies	27
Results of operations	29
Governance	39
Organization and administration of IFC	43
Index to consolidated financial statements and internal control reports	46

AMERICAN EXPRESS® **BUSINESS TRAVEL**

Generated: November 30, 2009 09:24 AM

Travel Arrangements for MR ANDREW CROSS

Record Locator	3Z2R3E
Trip ID	50240313514

Agent ID : 54

1818 H Street NW - ROOM MC-C2-270 - Washington, DC 20433

Phone: (888) 926-9874 / Fax: (703) 351-0809

MR ANDREW CROSS
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ROOM F-6K-165 EXT 84852

Itinerary Details

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Travel Details

Sunday December 6, 2009

Flight Information

Airline	BRITISH AIRWAYS	Estimated time	7 hours 20 minutes
Flight	264		3,677 Miles
Origin	Washington Dulles, DC	Meal Service	Meal service
Destination	London Heathrow, UK	Plane	Boeing 767
Departing	8:25 PM		
Arriving	8:45 AM		
Arriving on	December 07, 2009		
	5		
Seat	02B		
Class	Club exc in uk		

Travel Details

Monday December 7, 2009

Flight Information

Airline	BRITISH AIRWAYS	Estimated time	8 hours 30 minutes
Flight	65	Distance	4,242 Miles
Origin	London Heathrow, UK	Meal Service	Meal service
Destination	Nairobi Kenyatta, KENYA	Plane	Boeing 777
Departing	10:05 AM		
Arriving	9:35 PM		
Departure Terminal	5		
Seat	13B		
Class	Club exc in uk		

Hotel Information

Hotel	INTER-CONTINENTAL INTERCONTINENTAL NAIROBI		
Hotel Address	CITY HALL WAY P.O. BOX 30353 NAIROBI 00200	Phone Number Fax Number	254-20-3200000 254-20-3200030
Confirmation Number	66549412		
Check in Date	12/7/09		
Check out Date	12/10/09		
Hotel Rate	160.00 USD per night Late Arrival Guarantee - Credit Card		

Travel Details

Thursday December 10, 2009

Flight Information

Airline	BRITISH AIRWAYS	Estimated time	8 hours 50 minutes
Flight	64	Distance	4,242 Miles
Origin	Nairobi Kenyatta, KENYA	Meal Service	Meal service
Destination	London Heathrow, UK	Plane	Boeing 777
Departing	11:30 PM		
Arriving	5:20 AM		
Arriving on	December 11, 2009		
Arrival Terminal	5		
Seat	12B		
Class	Club exc in uk		

Travel Details

Friday December 11, 2009

Hotel Information

	MC MARRIOTT HOTEL PARK LA		
Hotel Address	140 PARK LANE LONDON GB	Phone Number Fax Number	442074937000 011442074938333
Check in Date	12/11/09		
Check out Date	12/12/09		
Hotel Rate	179.00 GBP per night		

HOTEL IMMEDIATELY ABOVE HAS BEEN REQUESTED BUT NOT CONFIRMED

Travel Details

Saturday December 12, 2009

Flight Information

Airline	BRITISH AIRWAYS	Estimated time	8 hours 25 minutes
Flight	217	Distance	3,677 Miles
Origin	London Heathrow, UK	Meal Service	Meal service
Destination	Washington Dulles, DC	Plane	Boeing 777

Departing	11:05 AM
Arriving	2:30 PM
Departure Terminal	5
Seat	14D
Class	Club exc in uk

Travel Details

Sunday June 20, 2010

AMERICAN EXPRESS WISHES YOU A PLEASANTTRIP

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BRITISH AIRWAYS	BA71103800	MR ANDREW CROSS

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